Filed Pursuant to Rule 424(b)(4) and 424(b)(7)
Registration No. 333-167239

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share	Proposed Aggregate Offering Price	Amount of Registration Fee (2)
Class A common stock, $0.001 par value per share	5,129,000	$27.00	$138,483,000	$9,874

(1)	Assuming exercise in full of the underwriters’ over-allotment option.

(2)	This filing fee of $9,874 is calculated and being paid pursuant to Rule 457(r) of the Securities Act of 1933 and relates to the registration statement on Form S-3 (File No. 333-167239) filed by Nu Skin Enterprises, Inc. on June 1, 2010.

Prospectus supplement

To prospectus dated June 1, 2010

4,460,000 shares

Class A common stock

All of the shares of Nu Skin Enterprises, Inc.’s Class A common stock in the offering are being sold by the selling stockholders identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of our Class A common stock being sold by the selling stockholders.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “NUS.” On June 3, 2010, the closing price of our Class A common stock on the New York Stock Exchange was $27.51 per share.

	Per share	Total

Public offering price	$27.00	$120,420,000

Underwriting discounts and commissions	$1.35	$6,021,000

Proceeds to selling stockholders, before expenses	$25.65	$114,399,000

The underwriters have the option for a period of 30 days to purchase up to an additional 669,000 shares from certain of the selling stockholders on the same terms and conditions set forth above.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about June 9, 2010.

Joint book-running managers

J.P. Morgan	Deutsche Bank Securities

Co-managers

Canaccord Genuity	Stifel Nicolaus

Avondale Partners		Sidoti & Company, LLC

Moelis & Company

The date of this prospectus supplement is June 3, 2010

Prospectus supplement

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the shares of Class A common stock that the selling stockholders are offering, and other matters relating to the selling stockholders and us. The second part, the accompanying prospectus, gives more general information about us and the shares of Class A common stock. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the information in the prospectus supplement, or the information incorporated by reference, is inconsistent with the information in the accompanying prospectus, this prospectus supplement, or the information incorporated by reference, will apply and will supersede that information in the accompanying prospectus. You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. You should also read and consider the information in the documents we have referred you to under “Where You Can Find More Information” in the accompanying prospectus. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide information different from that contained in, incorporated or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus.

You should not assume that the information contained in this prospectus supplement and the accompanying prospectus to which it relates or the documents incorporated or deemed incorporated herein or therein is accurate as of any date other than the date of this prospectus supplement, the accompanying prospectus or such documents. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

When we use the terms “Nu Skin Enterprises,” the “Company,” “we,” “us” or “our” in this prospectus supplement, we mean Nu Skin Enterprises, Inc. and its subsidiaries on a consolidated basis, unless we state or the context implies otherwise, and the term “you” refers to a prospective investor. The term “selling stockholders” refers, collectively, to the selling stockholders named in this prospectus supplement under the caption “Selling Stockholders.”

In this prospectus supplement, references to “dollars” and “$” are to United States dollars.

Nu Skin, Pharmanex and ageLOC are our trademarks. The italicized product names used in this prospectus supplement are product names and also, in certain cases, our trademarks.

All references to our “distributors” in this prospectus supplement include our independent distributors and preferred customers, and our sales employees and contractual sales promoters in China. All references to “executive distributors” include our independent distributors and China sales employees who have completed certain qualification requirements.

S-ii

Summary

This summary highlights selected information about us. It may not contain all the information that may be important to you in deciding whether to invest in our Class A common stock. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including the financial data and related notes, before making an investment decision.

Nu Skin Enterprises, Inc.

Overview

We are a leading, global direct selling company with operations in 50 countries. We develop innovative, premium-quality anti-aging personal care and nutrition products that are marketed under our Nu Skin and Pharmanex brands. We distribute our products exclusively through a network of independent distributors which, as of March 31, 2010, numbered approximately 765,000 individuals. Approximately 34,000 of our distributors maintain “executive” distributor status under our distributor compensation plan. These executive distributors play an important leadership role in our distribution network and are critical to our growth. In 2009, our 25th year of operations, we posted record revenue of $1.33 billion, an increase of 7 percent over the prior year. We also generated a record level of profits, with our earnings per share reaching $1.40 and our operating margin increasing 100 basis points to 11.1% for the year.

We offer science-based proprietary anti-aging products in both our personal care and nutritional product categories. We have built strong, balanced brands in both personal care and nutrition, with personal care and nutritional sales accounting for 57% and 42%, respectively, of our total revenue in 2009. We believe the strength of our business in both personal care and nutrition positions us well to provide a comprehensive anti-aging product offering as we seek to leverage our existing position in the growing anti-aging consumer market. We believe anti-aging products are well-suited for our direct selling channel because our distributors are able to educate consumers about the benefits of, and science supporting, our products and provide personal product demonstrations and testimonials.

Since 2006, our profitability has also improved significantly as a result of various business transformation initiatives. These transformation initiatives allowed us to better align our business, improve our processes, and operate more efficiently. Since the beginning of our transformation process in 2006, we have reduced our global employee headcount by more than 20% as of the end of 2009. We have also taken steps to align and improve key aspects of our business, including our distributor sales compensation plan, marketing and recognition programs for our sales force, product launch processes, and information technology platforms and programs.

Our difference demonstrated

We strive to maintain a competitive advantage in four key areas: our people, our products, our culture, and our opportunity.

Our people—A global network of approximately 765,000 active distributors in 50 countries. We distribute all of our products exclusively through our distributors as opposed to traditional distribution channels such as retail stores or mail order catalogs. Consequently, our most significant asset is our extensive global network of distributors who enable us to introduce products and penetrate new markets with little upfront promotional expense. We believe our competitive sales compensation plan for our distributors has helped us to attract and develop a strong group of distributor leaders who play a critical role in building, motivating and training our extensive distributor network, which we believe is demonstrated by the fact that our distributor network has a higher level of education than the direct selling industry average.

Our products—Science-based, proprietary anti-aging skin care and nutritional products. We believe our innovative approach to product development provides us with a competitive advantage in the anti-aging and direct selling markets. In 2009, we launched a new class of innovative anti-aging products we call “Aging Response Modulators” or ARMs. This new platform is based on the principle that advanced skin care and nutrition products should go beyond treating the signs and symptoms of aging. Our approach is to identify the ultimate sources of aging within the human genome. The scientific basis for ARMs is centered on understanding how to positively influence the expression of specific groups of genes that we believe play a critical role in the quest for preserving youth. Our ageLOC skin care system, which we introduced in the fall of 2009, is the first of such products to be introduced by us. We believe that our in-house research expertise, our license to access a proprietary gene databank that has been developed by researchers working in the anti-aging field for over 30 years, and our research collaborations with respected academic researchers at leading institutions, uniquely position and enable us to continue to introduce innovative and proprietary anti-aging products in skin care and nutrition.

Our culture—Improving lives. Our mission statement encourages our people to be a “force for good” by improving lives through the use of both our products and business opportunities and promotes a humanitarian culture. We encourage our distributors, customers and employees to become involved in humanitarian efforts, the most significant of which are our Nourish the Children initiative, which provides our distributors the ability to donate meals to starving children, and our Force for Good Foundation, which supports charitable causes that benefit children. We believe that people are attracted to organizations that focus on more than just financial incentives.

Our opportunity—Global business opportunity. We believe our distributor compensation plan provides our distributors with the incentive to establish a sales organization and customer base in any country where we conduct business. We believe that we were the first major direct selling company to enable sales leaders to develop an international business and receive commissions on global sales volume in their home market. We believe our compensation plan, which pays approximately 42% of our product sales in commissions, is among the most generous compensation plans in the direct selling industry. We believe the high payout of our compensation plan enables sales leaders the opportunity to reach significant income levels and provides us with a competitive advantage in attracting and developing highly capable, motivated sales leaders.

Our growth strategy

We believe we are well-positioned to take advantage of the expected growth in the global anti-aging market by building upon our competitive strengths. Key growth strategies include the following:

Launch our ageLOC skin care system globally. Our innovative ageLOC skin care system was introduced on a limited basis to our distributors at our global distributor convention in October 2009. During the course of the week of our convention, we sold over $17 million of the skin care system, substantially more than any other products previously introduced at one of our comparable conventions. We successfully launched the full ageLOC system in our Americas and Europe regions during the first quarter of 2010, and in Japan, South Korea and most of our Greater China region in the second quarter of 2010. The recent launch of our ageLOC system at our Greater China Convention, with over 10,000 distributors in attendance, generated over $20 million in sales. We plan to launch the ageLOC system in our Southeast Asia region in the third quarter of this year and in Mainland China in the fourth quarter of 2010. Based on initial sales results and distributor feedback, we anticipate that this will be one of the most successful product launches in our history.

Continue product innovation—ageLOC on the inside. We plan to leverage our research and development assets to continue to introduce innovative and proprietary products. We are currently working on developing two ageLOC nutritional products for introduction over the next 18 months. The first product, which we plan to introduce in the Americas, Europe and Japan in the fourth quarter of 2010, addresses aging from inside the human body by targeting gene activity related to cellular vitality in the brain, heart and muscles. We are also working on developing a comprehensive anti-aging ageLOC supplement to introduce in late 2011 with a planned global rollout of the product in 2012. Additionally, we are in the final planning stages of an expansion to our headquarters campus which will include a state-of-the-art Innovation Center (currently planned to open in 2012) to further support our future research and development efforts.

Capitalize on opportunities in China and other emerging markets. We are one of only 24 licensed direct sellers in China, where we believe direct selling has demonstrated significant potential. Expected to grow in the low double digits through 2012, we believe China’s direct selling market could rapidly become one of the world’s largest. While we have only been operating in China since 2003, we believe we have already established a strong presence in the market through a hybrid model that utilizes both direct sellers as well as employed sales representatives and contractual sales promoters to market our products. Additionally, we continue to see strong results in many emerging markets in Southeast Asia and Eastern Europe. We believe our emerging markets businesses will continue to show solid growth in 2010 and beyond.

Continue to leverage our transformation initiatives to drive earnings growth. We plan to continue to refine our business processes and improve operational efficiencies. Since we began our transformation initiatives in 2006, we have significantly improved our operating margin. Recently, our transformation initiatives have driven strong improvements in Japan, our last market to implement our global transformation effort. Since the first quarter of 2009, we have seen previous sales declines stabilize and our profitability increase in Japan. We are focused on further improving our operating margin by increasing our gross margin through increased sales of higher-margin Galvanic Spa and ageLOC products as well as planned supply chain efficiency improvements, and by leveraging our general and administrative expenses at current levels as we grow revenues.

Recent developments

Our board of directors has authorized the amount available under our ongoing stock repurchase program to be increased by $150 million. This increase builds upon the approximately $46 million currently available under the stock repurchase program, bringing the total authorized amount under the program to approximately $196 million.

Corporate information

Our principal executive offices are located at 75 West Center Street, One Nu Skin Plaza, Provo, Utah 84601, and our telephone number is (801) 345-1000.

The offering

Issuer	Nu Skin Enterprises, Inc.

Class A common stock offered by the selling stockholders	4,460,000 shares

Class A common stock to be outstanding after this offering	63,013,625 shares(1)

Over-allotment option	Certain of the selling stockholders have granted the underwriters an option to purchase from them, within 30 days of the date of this prospectus supplement, up to an additional 669,000 shares of Class A common stock solely to cover over-allotments, if any.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Listing	Our Class A common stock is listed on the New York Stock Exchange under the symbol “NUS.”

Risk factors	An investment in our Class A common stock involves various risks. Prospective investors should carefully consider all the information in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference and matters discussed under the caption “Risk Factors” beginning on page S-8 of this prospectus supplement and page 1 of the accompanying prospectus.

Dividends	We declared and paid a $0.11 per share dividend for Class A common stock in March, June, September and December of 2008, and a $0.115 per share quarterly dividend for Class A common stock in March, June, September and December of 2009. The board of directors approved an increase to the quarterly cash dividend to $0.125 per share of Class A common stock on February 2, 2010. A quarterly cash dividend was paid on March 17, 2010 and the board of directors has declared a quarterly cash dividend to be paid on June 16, 2010 to stockholders of record on May 28, 2010. Management believes that cash flows from operations will be sufficient to fund future dividend payments, if any.

We expect to continue to pay dividends on our Class A common stock. However, the declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including

(1)	Based on the number of shares outstanding at May 28, 2010. Does not include 6,739,413 shares of Class A common stock underlying awards outstanding as of May 28, 2010 granted under our stock option, incentive, and compensation plans and 7,043,668 shares of common stock reserved and available for future issuance as of May 28, 2010 under our stock option, incentive and compensation plans.

our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 669,000 shares of Class A common stock that the underwriters have the option to purchase from certain of the selling stockholders.

Summary consolidated financial data

The following summary consolidated financial and operating data are being provided to assist you in your analysis of an investment in our Class A common stock. You should read this information in conjunction with the consolidated financial statements and notes thereto incorporated by reference in this document and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended December 31,					Quarter ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(U.S. dollars in thousands, except per share data and cash dividends)

Income Statement Data:
Revenue	$1,180,930	$1,115,409	$1,157,667	$1,247,646	$1,331,058	$296,198	$364,124
Cost of sales	206,163	195,203	209,283	228,597	243,648	53,806	64,833

Gross profit	974,767	920,206	948,384	1,019,049	1,087,410	242,392	299,291

Operating expenses:
Selling expenses	497,421	480,136	496,454	529,368	550,637	124,499	154,262
General and administrative expenses(1)	354,223	353,412	361,242	364,253	378,336	88,356	98,912
Restructuring charges	—	11,115	19,775	—	10,724	9,386	—
Impairment of assets and other	—	20,840	—	—	—	—	—

Total operating expenses	851,644	865,503	877,471	893,621	939,697	222,241	253,174

Operating income	123,123	54,703	70,913	125,428	147,713	20,151	46,117
Other income (expense), net	(4,172)	(2,027)	(2,435)	(24,775)	(6,589)	(1,236)	614

Income before provision for income taxes	118,951	52,676	68,478	100,653	141,124	18,915	46,731
Provision for income taxes	44,918	19,859	24,606	35,306	51,279	7,074	15,691

Net income	$74,033	$32,817	$43,872	$65,347	$89,845	$11,841	$31,040

Net income per share:
Basic	$1.06	$0.47	$0.68	$1.03	$1.42	$0.19	$0.50
Diluted	$1.04	$0.47	$0.67	$1.02	$1.40	$0.19	$0.48

Weighted-average common shares outstanding (000s):
Basic	70,047	69,418	64,783	63,510	63,333	63,334	62,474
Diluted	71,356	70,506	65,584	64,132	64,296	63,522	64,767

Balance Sheet Data (at end of period):
Cash and cash equivalents and current investments	$155,409	$121,353	$92,552	$114,586	$158,045	$117,034	$180,136
Working capital	149,098	109,418	95,175	124,036	152,731	132,037	167,654
Total assets	678,866	664,849	683,243	709,772	748,449	699,037	770,810
Current portion of long-term debt	26,757	26,652	31,441	30,196	35,400	28,518	41,487
Long-term debt	123,483	136,173	169,229	158,760	121,119	151,387	114,653
Stockholders’ equity	354,628	318,980	275,009	316,180	375,687	320,955	397,667
Cash dividends declared	0.36	0.40	0.42	0.44	0.46	0.115	0.125

Supplemental Operating Data (at end of period):
Approximate number of active distributors(2)	803,000	761,000	755,000	761,000	761,000	737,000	765,000
Number of executive distributors(2)	30,471	29,756	30,002	30,588	32,939	30,154	34,069

(1)	In 2006, the Company began recording stock-based compensation as an expense as required by accounting standards. Total equity compensation expense was $9.3 million, $8.1 million, $7.3 million and $10.0 million in 2006, 2007, 2008 and 2009, respectively.

(2)	Active distributors include preferred customers and distributors purchasing products directly from us during the three months ended as of the date indicated. An executive distributor is an active distributor who has achieved required personal and group sales volumes.

Risk factors

Any investment in our Class A common stock involves a high degree of risk. You should carefully consider the following factors, the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference in the accompanying prospectus before deciding to purchase shares of our Class A common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Any of these risks could materially adversely affect our business, financial condition and results of operations, which could in turn materially adversely affect the price of our Class A common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Note Regarding Forward-Looking Statements.”

Difficult economic conditions could harm our business.

Global economic conditions continue to be challenging. Although there are signs of economic recovery, it is not possible for us to predict the extent and timing of any improvement in global economic conditions. Even with continued growth in many of our markets during this period, the economic downturn could adversely impact our business in the future by causing a decline in demand for our products, particularly if the economic conditions are prolonged or worsen. In addition, such economic conditions may adversely impact access to capital for us and our suppliers, may decrease our distributors’ ability to obtain or maintain credit cards, and may otherwise adversely impact our operations and overall financial condition.

Currency exchange rate fluctuations could impact our financial results.

In 2009, approximately 84% of our sales occurred in markets outside of the United States in each market’s respective local currency. We purchase inventory primarily in the United States in U.S. dollars. In preparing our financial statements, we translate revenue and expenses in our markets outside the United States from their local currencies into U.S. dollars using weighted average exchange rates. If the U.S. dollar strengthens relative to local currencies, particularly the Japanese yen which accounted for approximately 35% of our 2009 revenue, our reported revenue, gross profit and net income will likely be reduced. Foreign currency fluctuations, particularly with respect to the Japanese yen given the amount of yen denominated debt on our balance sheet, can also result in losses and gains resulting from translation of foreign currency denominated balances on our balance sheet. Given the complex global political and economic dynamics that affect exchange rate fluctuations, it is difficult to predict future fluctuations and the effect these fluctuations may have upon future reported results or our overall financial condition.

Because our Japanese operations account for a significant part of our business, continued weakness in our business operations in Japan could harm our business.

Approximately 35% of our 2009 revenue was generated in Japan. We have experienced local currency revenue declines in Japan over the last several years and continue to face challenges in this market. These declines could continue or increase. Factors that could impact our results in the market include:

•	continued or increased levels of regulatory and media scrutiny and any regulatory actions taken by regulators, or any adoption of more restrictive regulations, in response to such scrutiny;

•	significant weakening of the Japanese yen;

•	increased regulatory constraints with respect to the claims we can make regarding the efficacy of products and tools, which could limit our ability to effectively market them;

•

risks that the new initiatives we are implementing in Japan, which are patterned after successful initiatives implemented in other markets, will not have the same level of success in Japan, may not generate renewed growth or increased productivity among our distributors, and may cost more or require more time to implement than we have anticipated;

•	inappropriate activities by our distributors and any resulting regulatory actions against us or our distributors;

•	any weakness in the economy or consumer confidence; and

•	increased competitive pressures from other direct selling companies and their distributors who actively seek to solicit our distributors to join their businesses.

Regulators in Japan have increased their scrutiny of the direct selling industry and our business in Japan could be harmed if we are not able to successfully limit the number of general inquiries regarding our company and complaints received by consumer protection centers.

Regulators in Japan have increased their scrutiny of our industry. Several direct sellers in Japan have been penalized for actions of distributors that violated applicable regulations, including one prominent international direct selling company that was suspended from sponsoring activities for three months in 2008, and another large Japanese direct selling company that was suspended from sponsoring activities for six months in 2009. In addition, Japanese media has reported on increased political pressure on lawmakers supporting our industry.

We continue to experience a high level of general inquiries regarding our Company and complaints to consumer protection centers in Japan and have taken steps to try to resolve these issues including providing additional training to distributors, and restructuring our compliance group in Japan. We have seen improvements in some prefectures, but not in others. Since December 2008, we have received one written and one verbal warning from consumer protection centers in two prefectures raising concerns about our distributor training and number of general inquiries and complaints. We are implementing additional steps to reinforce our distributor education and training in Japan to help address these concerns. If consumer complaints and inquiries escalate to a government review or if the current level of complaints and inquiries does not improve, there is an increased likelihood that regulators could take action against us, including a suspension of our sponsoring activities, or we could receive negative media attention, either of which could harm our business. Japan is currently implementing a national organization of consumer protection centers, which may further increase scrutiny of our business and industry.

If we are unable to retain our existing distributors and recruit additional distributors, our revenue will not increase and may even decline.

We distribute almost all of our products through our distributors and we depend on them to generate virtually all of our revenue. Our distributors may terminate their services at any time, and, like most direct selling companies, we experience high turnover among distributors from year to year. Distributors who join to purchase our products for personal consumption or for short-term income goals frequently only stay with us for a short time. Executive distributors who have committed time and effort to build a sales organization will generally stay for longer periods. Distributors have highly variable levels of training, skills and capabilities. As a result, in order to maintain sales and increase sales in the future, we need to increase our retention of existing distributors and continue to successfully recruit additional distributors. To increase our revenue, we must increase the number of and/or the productivity of our distributors.

We have experienced periodic declines in both active distributors and executive distributors in the past. The number of our active distributors and executive distributors may not increase and could decline again in the future. While we take many steps to help train, motivate, and retain distributors, we cannot accurately predict how the number and productivity of distributors may fluctuate because we rely primarily upon our distributor leaders to recruit, train, and motivate new distributors. Our operating results could be harmed if we and our distributor leaders do not generate sufficient interest in our business to retain existing distributors and attract new distributors.

The number and productivity of our distributors could be harmed by several additional factors, including:

•	any adverse publicity regarding us, our products, our distribution channel, or our competitors;

•	lack of interest in, or the technical failure of, existing or new products;

•	lack of a compelling sponsoring story that generates interest for potential new distributors and effectively draws them into the business;

•	any negative public perception of our products and their ingredients;

•	any negative public perception of our distributors and direct selling businesses in general;

•	our actions to enforce our policies and procedures;

•	any regulatory actions or charges against us or others in our industry;

•	general economic and business conditions; and

•	potential saturation or maturity levels in a given country or market which could negatively impact our ability to attract and retain distributors in such market.

Although our distributors are independent contractors, improper distributor actions that violate laws or regulations could harm our business.

Distributor activities that violate applicable laws or regulations could result in government or third party actions against us, which could harm our business. Except in China, our distributors are not employees and act independently of us. We implement strict policies and procedures to ensure our distributors will comply with legal requirements. However, given the size of our distributor force, we experience problems with distributors from time to time. For example, product claims made by some of our distributors in 1990 and 1991 led to an investigation by the Federal Trade Commission (“FTC”) in the United States, which resulted in our entering into a consent decree with the FTC. In addition, rulings by the South Korean Federal Trade Commission and by judicial authorities against us and other companies in South Korea indicate that vicarious liability may be imposed on us for the criminal activity of our distributors. In addition, we have seen an increase in sales aids and promotional material being produced by distributors and distributor groups in some markets which places an increased burden on us to monitor compliance of such materials and increases the risk of materials that violate our policies and applicable regulations. As we expand internationally, our distributors may attempt to anticipate which markets we will open in the future and may begin marketing and sponsoring activities in markets where we are not qualified to conduct business. If we are unable to address these issues, we could face fines or other legal action.

Laws and regulations may prohibit or severely restrict our direct sales efforts and cause our revenue and profitability to decline, and regulators could adopt new regulations that harm our business.

Various government agencies throughout the world regulate direct sales practices. Laws and regulations in Japan, South Korea and China are particularly restrictive and difficult. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and/or do not involve legitimate products. The laws and regulations in our current markets often:

•	impose order cancellations, product returns, inventory buy-backs and cooling-off rights for consumers and distributors;

•	require us or our distributors to register with government agencies;

•	impose caps on the amount of commissions we can pay; and/or

•	require us to ensure that distributors are not being compensated based upon the recruitment of new distributors.

Complying with these widely varying and sometimes inconsistent rules and regulations can be difficult and may require the devotion of significant resources on our part. If we are unable to continue business in existing markets or commence operations in new markets because of these laws, our revenue and profitability may decline. In addition, countries where we currently do business could change their laws or regulations to negatively affect or completely prohibit direct sales efforts.

Challenges to the form of our network marketing system or other regulatory compliance issues could harm our business.

We may be subject to challenges by government entities or private parties, including our distributors, to the form of our network marketing system or elements of our business including marketing and product claims made by us or our distributors. There has been an increase in government scrutiny of our industry in various markets, including Japan, South Korea, China, Europe, and the United Kingdom. From time to time, we receive formal and informal inquiries from various government regulatory authorities about our business and our compliance with local laws and regulations. For example, we have received notice from Belgium authorities alleging that we have violated the anti-pyramid regulations in that market and we have received an inquiry from the Consumer Protection Agency in Hungary regarding various marketing claims. If we are not able to resolve these matters to the satisfaction of these governmental agencies, we could be fined or could be required to make changes to our business or marketing claims. In addition, there have been private actions filed in certain jurisdictions against some of our competitors in our industry in recent years challenging their form of business. Any regulatory or other challenges regarding us or others in our industry could harm our business if they result in the imposition of any fines or damages on our business, create adverse publicity, increase scrutiny of our industry, detrimentally affect our efforts to recruit or motivate distributors and attract customers, or interpret laws in a manner inconsistent with our current business practices.

In the early 1990s, we entered into voluntary consent agreements with the FTC and a few state regulatory agencies relating to investigations of our distributors’ product claims and practices. These investigations centered on alleged unsubstantiated product and earnings claims made by some of our distributors. We believe that the negative publicity generated by this FTC action, as well as a subsequent action in the mid-1990s related to unsubstantiated product claims, harmed our business and results of operation in the United States. Pursuant to the consent decrees, we agreed, among other things, to supplement our procedures to enforce our policies, to not allow distributors to make earnings representations without making additional disclosures relating to average earnings and to not make, or allow our distributors to make, product claims that were not substantiated. We have taken various actions, including implementing a more generous inventory buy-back policy, publishing average distributor earnings information, supplementing our procedures for enforcing our policies, and reviewing distributor product sales aids, to address the issues raised by the FTC and state agencies in these investigations. As a result of the previous investigations, the FTC makes inquiries from time to time regarding our compliance with applicable laws and regulations and our consent decree. Any further actions by the FTC or other comparable state or federal regulatory agencies, in the United States or abroad, could have a further negative impact on us in the future. Because legal and regulatory requirements concerning our industry involve a high level of subjectivity and are inherently fact-based and subject to judicial interpretation, we can provide no assurance that we would not be harmed by the application or interpretation of statutes or regulations governing network marketing, particularly in any civil challenge by a current or former distributor.

Government regulations relating to the marketing and advertising of our products and services may restrict, inhibit or delay our ability to sell these products and harm our business.

Our products and our related marketing and advertising efforts are subject to numerous domestic and foreign government agencies’ and authorities’ laws and extensive regulations, which govern the ingredients and products that may be marketed without registration as a drug and the claims that may be made regarding such products. Many of these laws and regulations involve a high level of subjectivity, are inherently fact-based and subject to interpretation, and vary significantly from market to market. These laws and regulations can limit the claims we can make regarding our products and restrict our ability to introduce products or ingredients into one or more markets. In Europe for example, we are unable to market supplements that contain ingredients that were not marketed prior to May 1997 in Europe (“novel foods”) without going through an extensive registration and pre-market approval process. In addition, there has been increased regulatory scrutiny of nutritional supplements and marketing claims under existing and new regulations. If these laws and regulations restrict, inhibit or delay our ability to introduce or market our products or limit the claims we are able to make regarding our products, our business may be harmed.

During recent years authorities’ enforcement activity and interpretation of these regulations suggest a greater allowance for scientific-based and substantiated claims when not involving specific drug or disease claims. As a result, as companies have developed new and innovative products, there has been a trend towards more aggressive claims and the inclusion of greater science regarding the marketing of cosmetic and nutritional products. We believe in order to remain competitive we need to have similarly compelling claims. Because there is a degree of subjectivity in determining whether materials or statements constitute product claims and whether they involve improper drug claims, our claims and our interpretation of applicable regulations may be challenged, which could harm our business. This is a particular risk with respect to our ageLOC line of products based on our novel approach to these products and our focus on genes and sources of aging in both our scientific explanation for support of our products as well as our marketing claims. If regulators take a more restrictive stance regarding such claims, alter their enforcement priorities, or determine that any of our claims violate applicable regulations, we could be fined or forced to modify our claims or stop selling a product.

New regulations governing the marketing and sale of nutritional supplements could harm our business.

There has been an increasing movement in the United States and other markets to increase the regulation of dietary supplements, which could impose additional restrictions or requirements in the future. In the United States, for example, there are some legislators and industry critics who are pushing for increased regulatory authority by the FDA over nutritional supplements in connection with a food safety bill presently before Congress and other bills that have been proposed in the past. Our business could be harmed if more restrictive legislation is successfully introduced and adopted in the future. In particular, the adoption of legislation requiring FDA approval of supplements or ingredients could delay or inhibit our ability to introduce new supplements. We face similar pressures in our other markets including Europe which is expected to adopt additional regulations setting new limits on acceptable maximum levels of vitamins and minerals. In the United States, the FTC has recently approved, effective December 1, 2009, revisions to its Guides Concerning the Use of Endorsements and Testimonials in Advertising, or Guides, that impose disclosure of typical results and any material connections between an endorser and the company they are endorsing. If we or our distributors fail to comply with these Guides, the FTC could bring an enforcement action against us and we could be fined and/or forced to alter our operations. Our operations also could be harmed if new laws or regulations are enacted that restrict our ability to market or distribute nutritional supplements or impose additional burdens or requirements on nutritional supplement companies or require us to reformulate our products.

Regulations governing the production and marketing of our personal care products could harm our business.

Our personal care products are subject to various domestic and foreign laws and regulations that regulate cosmetic products and set forth regulations for determining whether a product can be marketed as a “cosmetic” or requires further approval as an over-the-counter drug. Such regulations in any given market can limit our ability to import products and can delay product launches as we go through the registration and approval process for those products. Furthermore, if we fail to comply with these regulations, we could face enforcement action against us and we could be fined and/or forced to alter our products or operations. Our operations also could be harmed if new laws or regulations are enacted that restrict our ability to market or distribute our personal care products or impose additional burdens or requirements on the contents of our personal care products or require us to reformulate our products.

If we are found not to be in compliance with Good Manufacturing Practices our operations could be harmed.

FDA regulations on Good Manufacturing Practices and Adverse Event Reporting requirements for the nutritional supplement industry have recently gone into effect and require good manufacturing processes for us and our vendors. We are also now required to report serious adverse events associated with consumer use of our products. Our operations could be harmed if regulatory authorities make determinations that we or our vendors are not in compliance with the new regulations. In addition, compliance with these regulations has increased and may further increase the cost of manufacturing certain of our products as we work with our vendors to assure they are in compliance.

Our operations in China are subject to significant government scrutiny and may be harmed by the results of such scrutiny.

Because of the government’s significant concerns about direct selling activities, government regulators in China closely scrutinize activities of direct selling companies or activities that resemble direct selling. The regulatory environment in China with regards to direct selling is evolving, and officials in multiple national and local levels in the Chinese government often exercise broad discretion in deciding how to interpret and apply applicable regulations. In the past, the government has taken significant actions against companies that the government found were engaging in direct selling activities in violation of applicable law, including shutting down their businesses and imposing substantial fines.

Our operations in China are subject to significant regulatory scrutiny, and we have experienced challenges in the past, including interruption of sales activities at certain stores and fines being paid in some cases. Although we have now obtained direct selling licenses in a limited number of provinces, we continue to operate a hybrid model that utilizes sales employees and contract sales promoters to market our products. Government regulators continue to scrutinize our activities and the activities of our sales employees, contractual sales promoters and direct sellers to monitor our compliance with applicable regulations. We continue to be subject to government reviews and investigations. At times, complaints made by our sales representatives to the government have resulted in increased scrutiny by the government. Any determination that our operations or activities, or the activities of our sales employees, contractual sales promoters or direct sellers, are not in compliance with applicable regulations could result in substantial fines, extended interruptions of business, termination of necessary licenses and permits, including our direct selling licenses, or restrictions on our ability to open new stores, obtain approvals for service centers or expand into new locations, all of which could harm our business.

If direct selling regulations in China are interpreted or enforced by government authorities in a manner that negatively impacts our retail business model or our hybrid business model there, our business in China could be harmed.

Chinese regulators have adopted anti-pyramiding and direct selling regulations that contain significant restrictions and limitations, including a restriction on multi-level compensation for independent distributors selling away from a fixed location. The regulations also impose various requirements on individuals before they can become direct sellers, including the passage of an examination, which are more burdensome than in our other markets and which could negatively impact the willingness of some people to sign up to become direct sellers. There continues to be some confusion and uncertainty as to the interpretation and enforcement of the regulations and their scope, and the specific types of restrictions and requirements imposed under them. Our business and our growth prospects would be harmed if Chinese regulators interpret the anti-pyramiding regulations or direct selling regulations in such a manner that our current method of conducting business through the use of sales employees, contractual sales promoters and direct sellers violates these regulations. In particular, our business would be harmed by any determination that our current method of compensating our sales employees and contractual sales promoters, including our use of the sales productivity of an individual and the group of individuals whom he or she trains and supervises in establishing salary and compensation, violates the restriction on multi-level compensation under the rules. Our business could also be harmed if regulators inhibit our ability to operate our hybrid business model, which includes retail stores, sales employees, contractual sales promoters and direct sellers.

If we are unable to obtain additional necessary national and local government approvals in China as quickly as we would like, our ability to expand our direct selling business and grow our business there could be negatively impacted.

We have completed the required national and local licensing process and commenced direct selling activities in Beijing, Shanghai, Shenzhen and four cities in the Guangdong province. In order to expand our direct selling model into additional provinces, we currently must obtain a series of approvals from district, city, provincial and national government agencies with respect to each province in which we wish to expand. The process for obtaining the necessary government approvals to conduct direct selling continues to evolve. As we are being required to work with such a large number of provincial, city, district and national government authorities, we have found that it is taking more time than anticipated to work through the approval process with these authorities. The complexity of the approval process as well as the government’s continued cautious approach as direct selling develops in China makes it difficult to predict the timeline for obtaining these approvals. If the results of the government’s evaluation of our direct selling activities result in further delays in obtaining licenses elsewhere, or if the current processes for obtaining approvals are delayed further for any reason or are changed or are interpreted differently than currently understood, our ability to expand direct selling in China and our growth prospects in this market, could be negatively impacted.

Our compensation plan and business model for our distributors in China differs from other markets and could harm our ability to grow our business in China.

The direct selling regulations in China impose various limitations and requirements, including a prohibition on multi-level compensation and a requirement that all direct sellers pass an examination before becoming a distributor. The regulations also impose other restrictions on direct selling activities that differ from the regulations in our other markets. As a result, our direct selling compensation plan and business model for the direct sales component of our business differs from the model we use in other markets. There can be no assurance that these restrictions will not negatively impact our ability to provide an attractive business opportunity to distributors in this market and limit our ability to grow our business in this market. In addition, the regulations do not allow the sale of general foods through a direct selling business model. Because some of our supplements, including LifePak, are currently marketed as general foods pending approval as health foods these products cannot currently be approved for sale through our direct selling channel. Failure of these products to receive health food status or direct selling product approval in a timely manner could have a negative impact on our direct selling business.

The loss of suppliers or shortages in ingredients could harm our business.

We acquire ingredients and products from two suppliers that each currently manufactures a significant portion of our Nu Skin personal care products. In addition, we currently rely on two suppliers for a majority of Pharmanex nutritional supplement products. In the event we were to lose any of these suppliers and experience any difficulties in finding or transitioning to alternative suppliers, this could harm our business. In addition, we obtain some of our products from sole suppliers that own or control the product formulations, ingredients, or other intellectual property rights associated with such products. These products include our Galvanic Spa System II and True Face Essence products, two of our better selling products. We also license the right to distribute some of our products from third parties. In the event we are unable to renew these contracts, we may need to discontinue some products or develop substitute products, which could harm our revenue. In addition, if we experience supply shortages or regulatory impediments with respect to the raw materials and ingredients we use in our products, we may need to seek alternative supplies or suppliers. Some of our nutritional products, including g3 juice, incorporate natural products that are only harvested once a year and may have limited supplies. If demand exceeds forecasts, we may have difficulties in obtaining additional supplies to meet the excess demand until the next growing season. If we are unable to successfully respond to such issues, our business could be harmed.

Product diversion to certain markets, including China, may have a negative impact on our business.

From time to time, we see our product being sold through online or other distribution channels in certain markets. Although the Company has taken steps to try to control this activity for products sold in China, this issue continues to be a significant challenge. Product diversion causes confusion regarding our distribution channels and negatively impacts our distributors’ ability to retail our products. It also creates a negative impression regarding the viability of the business opportunity for our distributors and sales representatives, which can harm our ability to recruit new distributors and sales representatives. In addition, in some cases, product diversion schemes may also involve illegal importation, investment or other activities. If we are unable to effectively address this issue or if diversion increases, our business could be harmed.

Intellectual property rights are difficult to enforce in China.

Chinese commercial law is relatively undeveloped compared to most of our other major markets, and, as a result, we may have limited legal recourse in the event we encounter significant difficulties with patent or trademark infringers. Limited protection of intellectual property is available under Chinese law, and the local manufacturing of our products may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise obtain or use our product formulations. As a result, we cannot assure that we will be able to adequately protect our product formulations.

If our Galvanic Spa System or Pharmanex BioPhotonic Scanner are determined to be a medical device in a particular geographic market or if our distributors use it for medical purposes, our ability to continue to market and distribute such tools could be harmed.

One of our strategies is to market unique and innovative products and tools that allow our distributors to distinguish our products, including the Galvanic Spa System II and the Pharmanex BioPhotonic Scanner. We do not believe these products are medical devices and do not market them to our distributors as medical devices. In March 2003, the FDA questioned whether the Pharmanex BioPhotonic Scanner was a non-medical device. We subsequently filed an application with the FDA to have it affirmatively classified as a non-medical device. The FDA has not yet acted on our application. There are various factors that could determine whether a product is a medical device including the claims that we or our distributors make about it. We have faced similar uncertainties and regulatory issues in other markets with respect to the status of the Galvanic Spa System and the Pharmanex BioPhotonic Scanner as non-medical devices and the claims that can be made in using them. For example, we have faced regulatory inquiries in Japan, South Korea, Singapore and Thailand regarding distributor claims with respect to the Pharmanex BioPhotonic Scanner. We have received similar inquiries regarding our Galvanic Spa System in South Korea, Indonesia, Thailand and the United States. While we have successfully worked with regulators to resolve these matters in the past, we may not be able to do so in the future and our business could be negatively impacted. We are not able to market the Galvanic Spa System in Taiwan due to similar regulatory restrictions. There have also been legislative proposals in Singapore and Malaysia relating to the regulation of medical devices which could have an impact on these two products. A determination in any of these markets that the Galvanic Spa System or the Pharmanex BioPhotonic Scanner are medical devices or that distributors are using them to make medical claims or perform medical diagnoses or other activities limited to licensed professionals or approved medical devices could negatively impact our ability to use these products in a market. Regulatory scrutiny of a product could also dampen distributor enthusiasm and hinder the ability of distributors to effectively utilize such product. In the event medical device clearance is required in any market, obtaining clearance could require us to provide documentation concerning its manufacturing, clinical utility and to make some modifications to its design, specifications and manufacturing process in order to meet stringent standards imposed on medical device companies. In an effort to allow registration of the Galvanic Spa System in Indonesia and Taiwan, we are working with our vendor to obtain certification of its facilities for medical device manufacturing. There can be no assurance we would be able to provide the required medical device documentation, prove clinical utility in a manner sufficient to obtain medical device approval or make such changes promptly or in a manner that is satisfactory to regulatory authorities. If we obtained such medical device approval in order to sell a product in one market, such approval may be used as precedent to a claim in another market that such approval should likewise be required in such market.

Changes to our distributor compensation arrangements could be viewed negatively by some distributors, could fail to achieve desired long-term results and have a negative impact on revenue.

Our distributor compensation plan includes some components that differ from market to market. We modify components of our compensation plan from time to time in an attempt to keep our compensation plan competitive and attractive to existing and potential distributors, to address changing market dynamics, to provide incentives to distributors that we believe will help grow our business, to conform to local regulations and to address other business needs. Because of the size of our distributor force and the complexity of our compensation plans, it is difficult to predict how such changes will be viewed by distributors and whether such changes will achieve their desired results. For example, certain changes we made to our compensation plan in 2005, which had been successful in several markets, did not achieve anticipated results in Japan, China and certain markets in Southeast Asia and negatively impacted our business. We recently implemented compensation plan modifications in most of our markets. Although initial results of these modifications have been generally positive, there are risks that the compensation plan modifications will not achieve desired long-term results.

Our ability to conduct business, particularly in international markets, may be affected by political, legal, tax and regulatory risks.

Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is exposed to risks associated with our international operations, including:

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the possibility that a foreign government might ban or severely restrict our business method of direct selling, or that local civil unrest, political instability or changes in diplomatic or trade relationships might disrupt our operations in an international market;

•	the lack of well-established or reliable legal systems in certain areas where we operate;

•	the presence of high inflation in the economies of international markets in which we operate;

•

the possibility that a government authority might impose legal, tax or other financial burdens on our distributors, or on Nu Skin, due, for example, to the structure of our operations in various markets; and

•	the possibility that a government authority might challenge the status of our distributors as independent contractors or impose employment or social taxes on our distributors.

Another risk associated with our international operations is the possibility that a foreign government may impose currency remittance restrictions. Due to the possibility of government restrictions on transfers of cash out of the country and control of exchange rates, we may not be able to immediately repatriate cash at the official exchange rate or if the official exchange rate devalues, it may have a material adverse effect on our business, results of operations and financial condition.

Our international operations may also expose us to the risk that we violate the Foreign Corrupt Practices Act (“FCPA”) or related U.S. and foreign laws. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of substantial fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and other sanctions against us or our personnel. In addition, other countries in which we do business may initiate their own investigations and impose similar sanctions. Should this be the case, there can be no assurance as to how the resulting consequences, if any, may impact our internal controls, business, reputation, results of operations or financial condition.

We are also subject to the interpretation and enforcement by governmental agencies of other foreign laws, rules, regulations or policies, including any changes thereto, such as restrictions on trade, import and export license requirements, privacy and data protection laws, and tariffs and taxes, which may require us to adjust our operations in certain markets where we do business. In addition, we face legal and regulatory risks in the United States and, in particular, cannot predict with certainty the outcome of various contingencies or the impact that pending or future legislative and regulatory changes may have on our business in the future. The U.S. Federal Trade Commission has proposed business opportunity regulations which may have an effect upon the Company’s method of operating in the U.S. It is not possible to gauge what any final regulation may provide, its effective date or its impact at this time.

We may experience difficulties, delays or unexpected costs in completing our transformation initiatives, including achieving the anticipated savings of our multi-year restructuring initiatives.

In 2005, we announced a multi-year transformation plan in order to improve sales and revenue growth and expand operating margins. Restructuring initiatives that are part of the transformation plan include: improvement of operational efficiencies, additional supply chain enhancements, refining our business processes and keeping growth of our general and administrative expenses low.

We may not realize, in full or in part, the anticipated savings or benefits from one or more of these initiatives, and other events and circumstances, such as difficulties, delays or unexpected costs, may occur which could result in our not realizing all or any of the anticipated savings or benefits. If we are unable to realize these savings or benefits, our ability to continue to fund planned advertising, market intelligence, consumer research and product innovation initiatives may be adversely affected. In addition, our plans to invest these savings and benefits ahead of future growth means that such costs will be incurred whether or not we realize these savings and benefits.

We are also subject to the risk of business disruption in connection with our multi-year transformation plan or other strategic initiatives, which could have a material adverse effect on our business, financial condition and operating results.

If we are unable to successfully expand and grow operations within our recently opened and developing markets, we may have difficulty achieving our long-term objectives.

A significant percentage of our revenue growth over the past decade has been attributable to our expansion into new markets. Our growth over the next several years depends in part on our ability to successfully introduce products and tools, and to successfully implement initiatives in our new and developing markets, including China, Russia, Latin America and Eastern Europe that will help generate growth. In addition to the regulatory difficulties we may face in introducing our products and initiatives in these markets, we could face difficulties in achieving acceptance of our premium-priced products in developing markets. In the past, we have struggled to operate profitably in developing markets, such as Latin America. This may also be the case in Eastern Europe and the other new markets into which we have recently expanded. If we are unable to successfully expand our operations within these new markets, our opportunities to grow our business may be limited, and, as a result, we may not be able to achieve our long-term objectives.

Adverse publicity concerning our business, marketing plan or products could harm our business and reputation.

The size of our distribution force and the results of our operations can be particularly impacted by adverse publicity regarding us, the nature of our distributor network, our products or the actions of our distributors. Specifically, we are susceptible to adverse publicity concerning:

•	suspicions about the legality and ethics of network marketing;

•	the ingredients or safety of our or our competitors’ products;

•	regulatory investigations of us, our competitors and our respective products;

•	the actions of our current or former distributors; and

•	public perceptions of the direct selling industry or the nutritional or personal care industry generally.

In the past, we have experienced negative publicity that has harmed our business in connection with regulatory investigations and inquiries. In addition, critics of our industry and other individuals who want to pursue an agenda, have in the past and may in the future utilize the internet, the press and other means to publish criticisms of the industry, our company and our competitors, or make allegations regarding our business and operations, or the business and operations of our competitors. We or others in our industry may receive similar negative publicity or allegations in the future, and it may harm our business and reputation.

Any failure of our internal controls over financial reporting or our compliance efforts could harm our financial and operating results or result in fines or penalties if our employees or distributors violate any material laws or regulations.

We have implemented internal controls to help ensure the accuracy of our financial reporting and have implemented compliance policies and programs to help ensure that our employees and distributors comply with applicable laws and regulations. Our internal audit team regularly audits our internal controls and various aspects of our business and we regularly assess the effectiveness of our internal controls. In addition, our independent external auditor audits our controls and provides its opinion regarding the effectiveness of our controls. There can be no assurance, however, that these internal or external assessments and audits will identify all significant or material weaknesses in our internal controls. If we fail to identify a material weakness or if we fail to correct any noted weakness there would be a risk that we may have to restate financial statements if the material weakness resulted in a material misstatement in our financial results.

From time to time, we initiate further investigations into our business operations based on the results of these audits or complaints, questions, or allegations made by employees or other parties regarding our business practices and operations. In addition, our business and operations may be investigated by applicable government authorities. In the event any of these investigations identify material violations of applicable laws by our employees or distributors, we could be subject to adverse publicity, fines, penalties or loss of licenses or permits.

Inability of new products and other initiatives to gain distributor and market acceptance could harm our business.

Our ability to retain key and executive level distributors or to sponsor new executive distributors is critical to our success. Because our products are distributed exclusively through our distributors and we compete with other direct selling companies in attracting distributors, our operating results could be adversely affected if our existing and new business opportunities and incentives, products, and other initiatives do not generate sufficient enthusiasm and economic incentive to retain our existing distributors or to sponsor new distributors on a sustained basis. Factors that could affect our ability to continue to introduce new products include, among others, government regulations, the inability to attract and retain qualified research and development staff, the termination of third-party research and collaborative arrangements, proprietary protections of competitors that may limit our ability to offer comparable products and the difficulties in anticipating changes in consumer tastes and buying preferences. In addition, in our more mature markets, one of the challenges we face is keeping distributor leaders with established businesses and high income levels motivated and actively engaged in business building activities and in developing new distributor leaders. There can be no assurance that our initiatives will continue to generate excitement among our distributors in the long-term or that planned initiatives will be successful in maintaining distributor activity and productivity or in motivating distributor leaders to remain engaged in business building and developing new distributor leaders. Some initiatives may have unanticipated negative impacts on our distributors, particularly changes to our compensation plan. The introduction of a new product or key initiative can also negatively impact other product lines to the extent our distributor leaders focus their efforts on the new product or initiative. In addition, if any of our products, such as our ageLOC products, fail to gain distributor acceptance, we could see an increase in returns.

The loss of key high-level distributors could negatively impact our distributor growth and our revenue.

As of March 31, 2010, we had approximately 765,000 active distributors. Approximately 34,000 of our distributors were executive distributors. Approximately 460 distributors occupied the highest distributor level under our global compensation plan as of that date. These distributors, together with their extensive networks of downline distributors, generate substantially all of our revenue. As a result, the loss of a high-level distributor or a group of leading distributors in the distributor’s network of downline distributors, whether by their own choice or through disciplinary actions by us for violations of our policies and procedures, could negatively impact our distributor growth and our revenue.

We are currently involved in disputes regarding customs assessments in Japan and any adverse rulings in these matters could require us to take charges to our earnings.

As previously reported, we are currently involved in litigation in Japan with the Ministry of Finance with respect to additional customs assessments made by Yokohama Customs for the period of October 2002 through July 2005. The aggregate amount of those assessments is yen 2.7 billion Japanese (approximately $28.8 million as of March 31, 2010), net of any recovery of consumption taxes. We believe that the documentation and legal analysis support our position and have taken action in the court system in Japan to overturn these assessments. The litigation on this matter is ongoing and we believe the court will likely decide this matter in the next year. A decision by such court is subject to appeal. To the extent we are unsuccessful in recovering the amounts assessed and paid, we will be required to take a corresponding charge to our earnings.

In July 2005, we changed our operating structure in Japan and believed that these changes would eliminate further valuation disputes with Yokohama Customs as the new structure eliminated the issues that were the basis of the litigation and valuation disputes. However, in October 2009 we received notice from Yokohama Customs that they were assessing additional duties, penalties and interest for the period of October 2006 through November 2008 following an audit. The total amount of such assessments is yen 1.5 billion Japanese (approximately $17.4 million as of March 31, 2010), net of any recovery of consumption taxes. The basis for such additional assessment is different from, and unrelated to, the issues that are being litigated in the current litigation with the Ministry of Finance. Following our review of the assessments and after consulting with our legal and customs advisors, we strongly believe that the additional assessments are improper and are not supported by any legal or factual basis. We filed letters of protest with Yokohama Customs, which were rejected. In March 2010, we appealed the matter to the Ministry of Finance in Japan. To the extent that we are unsuccessful in recovering the amounts assessed and paid, we will be required to take a corresponding charge to our earnings.

In addition, we are currently being required to pay a higher rate of duties on all current imports, which we are similarly disputing. Because we believe that the higher rate being assessed is improper, we are currently only expensing the portion of the duties we believe is supported under applicable customs law, and recording the additional payment ($4.0 million as of March 31, 2010) as a receivable on our books.

Government authorities may question our tax positions or transfer pricing policies or change their laws in a manner that could increase our effective tax rate or otherwise harm our business.

As a U.S. company doing business in international markets through subsidiaries, we are subject to various tax and intercompany pricing laws, including those relating to the flow of funds between our company and our subsidiaries. From time to time, we are audited by tax regulators in the United States and in our foreign markets. If regulators challenge our tax positions, corporate structure, transfer pricing mechanisms or intercompany transfers, we may be subject to fines and payment of back taxes, our effective tax rate may increase and our operations may be harmed. Tax rates vary from country to country, and, if regulators determine that our profits in one jurisdiction may need to be increased, we may not be able to fully utilize all foreign tax credits that are generated, which will increase our effective tax rate. For example, our corporate income tax rate in the United States is 35%. If our profitability in a higher tax jurisdiction, such as Japan where the corporate tax rate is currently set at 45%, increases disproportionately to the rest of our business, our effective tax rate may increase. The various customs, exchange control and transfer pricing laws are continually changing and are subject to the interpretation of government agencies. Despite our efforts to be aware of and comply with such laws and changes to and interpretations thereof, there is a risk that we may not continue to operate in compliance with such laws. We may need to adjust our operating procedures in response to such changes, and as a result, our business may suffer.

In addition, due to the international nature of our business, we are subject from time to time to reviews and audits by the foreign taxing authorities of other jurisdictions in which we conduct business throughout the world.

We may be held responsible for certain taxes or assessments relating to the activities of our distributors, which could harm our financial condition and operating results.

Our distributors are subject to taxation, and in some instances, legislation or governmental agencies impose an obligation on us to collect taxes, such as value added taxes, and to maintain appropriate records. In addition, we are subject to the risk in some jurisdictions of being responsible for social security and similar taxes with respect to our distributors. In the event that local laws and regulations or the interpretation of local laws and regulations change to require us to treat our independent distributors as employees, or that our distributors are deemed by local regulatory authorities in one or more of the jurisdictions in which we operate to be our employees rather than independent contractors under existing laws and interpretations, we may be held responsible for social security and related taxes in those jurisdictions, plus any related assessments and penalties, which could harm our financial condition and operating results. If our distributors were deemed to be employees rather than independent contractors, we would also face the threat of increased vicarious liability for their actions.

Production difficulties and quality control problems could harm our business.

Production difficulties and quality control problems and our reliance on third party suppliers to deliver quality products in a timely manner could harm our business. Occasionally, we have experienced production difficulties with respect to our products, including the delivery of products that do not meet our quality control standards. These quality problems have resulted in the past, and could result in the future, in stock outages or shortages in our markets with respect to such products, harming our sales and creating inventory write-offs for unusable products.

We recently experienced unprecedented demand for our limited offering of our new ageLOC Transformation skin care system. In addition this is the first time that we are launching a product globally on such a condensed launch schedule, which has added increased pressure on our supply chain. If we are not able to accurately forecast sales levels on a market by market basis, or are unable to produce a sufficient supply to meet such demand globally, we could have stockouts which could negatively impact the enthusiasm of our distributors.

Disruptions to transportation channels that we use to distribute our products to international warehouses may adversely affect our margins and profitability in those markets.

We may experience disruptions to the transportation channels used to distribute our products, including increased airport and shipping port congestion, a lack of transportation capacity, and a shortage of manpower. Disruptions in our container shipments may result in increased costs, including the additional use of airfreight to meet demand. Although we have not recently experienced significant shipping disruptions, we continue to watch for signs of upcoming congestion. Congestion to ports can affect previously negotiated contracts with shipping companies, resulting in unexpected increases in shipping costs and reduction in our net sales.

We depend on our key personnel, and the loss of the services provided by any of our executive officers or other key employees could harm our business and results of operations.

Our success depends to a significant degree upon the continued contributions of our senior management, many of whom would be difficult to replace. In addition, expatriates serve in key management positions in several of our foreign markets, including Japan and China. These employees may voluntarily terminate their employment with us at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. We do not carry key person insurance for any of our personnel. Although we have signed offer letters or written agreements summarizing the compensation terms for some of our senior executives, we have generally not entered into formal employment agreements with our executive officers. If we lose the services of our executive officers or key employees for any reason, our business, financial condition and results of operations could be harmed.

Our markets are intensely competitive, and market conditions and the strengths of competitors may harm our business.

The markets for our products are intensely competitive. Our results of operations may be harmed by market conditions and competition in the future. Many competitors have much greater name recognition and financial resources than we have, which may give them a competitive advantage. For example, our Nu Skin products compete directly with branded, premium retail products. We also compete with other direct selling organizations. Some of the leading direct selling companies in our existing markets are Herbalife, Mary Kay, Oriflame, Melaleuca, Avon and Amway. Because of regulatory restrictions concerning claims about the efficacy of personal care products and dietary supplements, we may have difficulty differentiating our products from our competitors’ products, and competing products entering the personal care and nutritional market could harm our revenue.

We also compete with other network marketing companies for distributors. Some of these competitors have a longer operating history and greater visibility, name recognition and financial resources than we do. Some of our competitors have also adopted and could continue to adopt some of our successful business strategies, including our global compensation plan for distributors. Consequently, to successfully compete in this market and attract and retain distributors, we must ensure that our business opportunities and compensation plans are financially rewarding. We are operating in our 26th year in this industry and believe we have significant competitive advantages, but we cannot assure you that we will be able to successfully compete in every endeavor in this market.

Any future acquisitions may expose us to additional risks.

From time to time we review acquisition prospects that would complement our current product offerings, increase the size and geographic scope of our operations or otherwise offer growth and operating efficiency opportunities. The financing for any of these acquisitions could dilute the interests of our stockholders, result in an increase in our indebtedness or both. Acquisitions may entail numerous risks, including:

•	difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses and disruption to our direct selling channel;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers; and

•	risks of entering markets in which we have limited or no prior experience.

Our failure to successfully complete the integration of any acquired business could have a material adverse effect on our business, financial condition and operating results. In addition, there can be no assurance that we will be able to identify suitable acquisition candidates or consummate acquisitions on favorable terms.

Product liability claims could harm our business.

We may be required to pay for losses or injuries purportedly or actually caused by our products. Although historically we have had a very limited number and relatively low financial exposure from product claims, we have experienced difficulty in finding insurers that are willing to provide product liability coverage at reasonable rates due to insurance industry trends and the rising cost of insurance generally. As a result, we have elected to self-insure our product liability risks for our product lines. Until we elect and are able at reasonable rates to obtain product liability insurance, if any of our products are found to cause any injury or damage, we will be subject to the full amount of liability associated with any injuries or damages. This liability could be substantial and may exceed our reserves. We cannot predict if and when product liability insurance will be available to us on reasonable terms.

The loss of or a disruption in our manufacturing and distribution operations could adversely affect our business.

As of December 31, 2009, our principal properties consist of distribution centers where offices are located and where finished merchandise is packed and shipped to distributors in fulfillment of their orders, our worldwide headquarters, three research and development facilities and 41 retail stores and manufacturing facilities in mainland China. Additionally, we also use third party manufacturers to manufacture certain of our products. Therefore, as a company engaged in manufacturing, distribution and research and development on a global scale, we are subject to the risks inherent in such activities, including industrial accidents, environmental events, fires, strikes and other labor or industrial disputes, disruptions in logistics or information systems, loss or impairment of key manufacturing or distribution sites, product quality control, safety, licensing requirements and other regulatory or government issues, as well as natural disasters, pandemics, border disputes, acts of terrorism and other external factors over which we have no control. These risks may be exacerbated by our efforts to increase facility consolidation covering our manufacturing, distribution and supply footprints or if we are unable to successfully enhance our disaster recovery planning. The loss of, or damage to, any of our facilities or centers, or that of our third party manufacturers could have a material adverse effect on our business, results of operations and financial condition.

We are involved, and may become involved in the future, in legal proceedings that, if adversely adjudicated or settled, could adversely affect our financial results.

We are and may, in the future, become party to litigation. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could significantly affect financial results. We are currently vigorously contesting certain of these litigation claims. However, it is not possible to predict the final resolution of the litigation to which we currently are or may in the future become party to, and the impact of certain of these matters on our business, results of operations and financial condition could be material.

Our intellectual property may infringe on the rights of others, resulting in costly litigation.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. In particular, there has been an increase in the filing of suits alleging infringement of intellectual property rights, which pressure defendants into entering settlement arrangements quickly to dispose of such suits, regardless of their merit. Other companies or individuals may allege that we, our customers, licensees or other parties indemnified by us infringe on their intellectual property rights. Even if we believe that such claims are without merit, defending such intellectual property litigation can be costly, distract management’s attention and resources, and the outcome is inherently uncertain. Claims of intellectual property infringement also might require us to redesign affected products, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products. Any of these results may adversely affect our financial condition.

If we are unable to protect our intellectual property rights, our ability to compete could be negatively impacted.

The market for our products depends to a significant extent upon the value associated with our product innovations and our brand equity. We rely upon patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and non-disclosure, confidentiality and other types of agreements with our employees, customers, suppliers and other parties, to establish, maintain and enforce our intellectual property rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property rights may not be sufficient to permit us to provide competitive advantages, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. In addition, the laws of certain foreign countries, including many emerging markets, may not protect our intellectual property rights to the same extent as the laws of the U.S. The costs required to protect our patents and trademarks may be substantial. We have filed patent applications to protect our intellectual property rights in our new technologies, however, there can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Moreover, many of our products rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

In order to protect or enforce and protect our intellectual property rights, we may initiate litigation against third parties, such as patent infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may adversely affect our financial condition.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our products could be adversely affected.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. Despite these measures, any of our intellectual property rights could, however, be challenged, invalidated, circumvented or misappropriated. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, scientific advisors and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and adversely affect our financial condition.

We may be subject to claims that our employees or we have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers of our employees.

We employ individuals who were previously employed at other personal care product or nutritional supplement companies, including our competitors or potential competitors. To the extent that our employees are involved in research areas that are similar to those in which they were involved with their former employers, we may be subject to claims that such employees have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims.

System failures could harm our business.

Because of our diverse geographic operations and our complex distributor compensation plan, our business is highly dependent on efficiently functioning information technology systems. These systems and operations are vulnerable to damage or interruption from fires, earthquakes, telecommunications failures and other events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. We have adopted and implemented a Business Continuity/Disaster Recovery Plan. Our primary data sets are archived and stored at third-party secure sites, and we are currently setting up a recovery site for certain critical data and operations. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in services and reduce our revenue and profits.

Epidemics and other global health risks could negatively impact our business.

Our revenue was negatively impacted in 2003 by the SARS epidemic that hit Asia during that year. More recently, the H1N1 flu has been identified as a potential global health risk. It is difficult to predict the impact on our business, if any, of a recurrence of SARS, or the emergence of new epidemics, such as avian flu or H1N1 flu. Although such events could generate increased sales of health and immune supplements and certain personal care products, our direct selling and retail activities and results of operations could be harmed if the fear of any communicable and rapidly spreading disease results in travel restrictions or causes people to avoid group meetings or gatherings or interaction with other people. In addition, most of our Pharmanex nutritional supplement revenue is generated from products that are encapsulated in bovine- and/ or porcine-sourced gel capsules. If we experience production difficulties, quality control problems, or shortages in supply in connection with bovine or porcine related health concerns, this could result in additional risk of product shortages or write-offs of inventory that no longer can be used. We may be unable to introduce our products in some markets if we are unable to obtain the necessary regulatory approvals or if any product ingredients are prohibited, which could harm our business.

The market price of our Class A common stock is subject to significant fluctuations due to a number of factors that are beyond our control.

Our Class A common stock closed at $17.93 per share on April 30, 2008 and closed at $30.06 per share on April 30, 2010. During this two-year period, our Class A common stock traded as low as $7.90 per share and as high as $33.99 per share. Many factors could cause the market price of our Class A common stock to fall. Some of these factors include:

•	fluctuations in our quarterly operating results;

•	the sale of shares of Class A common stock by our original or significant stockholders;

•	general trends in the market for our products;

•	acquisitions by us or our competitors;

•	economic and/or currency exchange issues in markets in which we operate;

•	changes in estimates of our operating performance or changes in recommendations by securities analysts; and

•	general business and political conditions.

Broad market fluctuations could also lower the market price of our Class A common stock regardless of our actual operating performance.

Following this offering, our original stockholders, together with their family members, estate planning entities and affiliates, will control approximately 20% of the combined stockholder voting power, and their interests may be different from yours.

The original stockholders of our company, together with their family members and affiliates, have the ability to influence the election and removal of the board of directors and, as a result, future direction and operations of our company. Following the completion of this offering, these stockholders will still own approximately 20% of the voting power of the outstanding shares of Class A common stock. Accordingly, they may influence decisions concerning business opportunities, declaring dividends, issuing additional shares of Class A common stock or other securities and the approval of any merger, consolidation or sale of all or substantially all of our assets. They may make decisions that are adverse to your interests.

Following the completion of this offering, approximately 12.6 million shares and vested options, or approximately 20% of our total outstanding shares, are restricted from immediate resale but may be sold into the market in the near future, which could affect the market price of our Class A common stock.

If our stockholders sell a substantial number of shares of our Class A common stock in the public market following this offering, the market price of our Class A common stock could fall. Several of our principal stockholders still hold a large number of shares of the outstanding Class A common stock. Some of the original stockholders have been actively selling shares on the open market. Additional sales by these stockholders or a decision by any of the other principal stockholders to aggressively sell shares could depress the market price of our Class A common stock.

Upon completion of this offering, based upon shares outstanding as of May 28, 2010, we will have outstanding 63,013,625 shares of Class A common stock outstanding. All of these shares are freely tradable, except for approximately 12.6 million shares and vested options held by the selling stockholders and our executive officers and directors, which will be subject to a 90-day lock-up following the offering. These shares subject to the 90-day lock-up will become eligible for sale in the public market following the expiration of such lock-up.

Blake Roney, Steven Lund, and Sandra Tillotson have been subject to a separate lock-up agreement with the Company that limited the amount each of them could resell on the open market to 125,000 shares in any 30-day period and 300,000 shares in any calendar quarter. The Company has elected to waive these lock-up agreements in order to permit this offering. Furthermore, upon the consummation of this offering and the completion of certain other conditions, the Company has elected to terminate these lock-up agreements. Should such agreements be terminated, following the expiration of the 90-day lock-up agreements with the underwriters the selling stockholders will no longer be subject to any contractual lock-up restrictions.

Note regarding forward-looking statements

With the exception of historical facts, certain statements contained in this prospectus supplement are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect our current expectations and beliefs regarding our future results of operations, performance and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may not materialize. These forward-looking statements include, but are not limited to, statements concerning:

•	our plans and expectations regarding our initiatives, strategies, development and launch of new products, and other innovation efforts;

•	our expectations and beliefs regarding government regulations of our products and industry and our ability to comply with such regulations;

•	our expectations and beliefs regarding our distributors and our compensation plan; and

•	our expectation regarding the amount and uses of capital expenditures for 2010;

•	our expectation and plans regarding conventions;

•	our expectations regarding gross profit and selling expenses;

•	our anticipation that our board of directors will continue to declare quarterly cash dividends and that the cash flows from operations will be sufficient to fund our future dividend payments;

•	our belief that we have appropriately provided for income taxes for all years;

•

our belief that we have sufficient liquidity to be able to meet our obligations on both a short- and long-term basis and that existing cash balances together with future cash flows from operations and existing lines of credit will be adequate to fund our cash needs;

•	our beliefs regarding our Japan customs matter;

•	our expectations and beliefs regarding critical accounting policies and recent accounting pronouncements; and

•	our expectations regarding the effect of foreign currency fluctuations and our efforts to reduce our exposure to such fluctuations.

In addition, when used in this report, the words or phrases “will likely result,” “expect,” “anticipate,” “will continue,” “intend,” “plan,” “believe” and similar expressions are intended to help identify forward-looking statements.

We wish to caution readers that our operating results are subject to various risks and uncertainties that could cause our actual results and outcomes to differ materially from those discussed or anticipated. Reference is made to the factors described above in “Risk Factors” (which contains a detailed discussion of the risks and uncertainties related to our business). We also wish to advise readers not to place any undue reliance on the forward-looking statements contained in this report, which reflect our beliefs and expectations only as of the date of this report. We assume no obligation to update or revise these forward-looking statements to reflect new events or circumstances or any changes in our beliefs or expectations, except as required by law.

Use of proceeds

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Price range of our Class A common stock and dividend policy

Our Class A common stock is listed on the New York Stock Exchange (“NYSE”) and trades under the symbol “NUS.” The following table is based upon the information available to us and sets forth the range of the high and low sales prices for our Class A common stock for the periods indicated based upon quotations on the NYSE and the dividends declared per share of Class A common stock.

Quarter ended	High	Low	Dividends declared

March 31, 2008	$19.99	$14.51	$0.110
June 30, 2008	19.12	14.91	0.110
September 30, 2008	17.83	14.51	0.110
December 31, 2008	16.34	8.42	0.110

Quarter ended	High	Low	Dividends declared

March 31, 2009	$11.56	$7.90	$0.115
June 30, 2009	15.70	10.05	0.115
September 30, 2009	18.80	14.69	0.115
December 31, 2009	28.78	18.23	0.115

Quarter ended	High	Low	Dividends declared

March 31, 2010	$30.23	$22.86	$0.125

The market price of our Class A common stock is subject to significant fluctuations in response to variations in our quarterly operating results, general trends in the market for our products and product candidates, economic and currency exchange issues in the foreign markets in which we operate and other factors, many of which are not within our control. In addition, broad market fluctuations, as well as general economic, business, regulatory and political conditions may adversely affect the market for our Class A common stock, regardless of our actual or projected performance.

The closing price of our Class A common stock on June 3, 2010, was $27.51. The approximate number of holders of record of our Class A common stock as of May 28, 2010 was 651. This number of holders of record does not represent the actual number of beneficial owners of shares of our Class A common stock because shares are frequently held in “street name” by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

Dividends

We declared and paid a $0.11 per share dividend for Class A common stock in March, June, September and December of 2008, and a $0.115 per share quarterly dividend for Class A common stock in March, June, September and December of 2009. The board of directors approved an increase to the quarterly cash dividend to $0.125 per share of Class A common stock on February 2, 2010. A quarterly cash dividend was paid on March 17, 2010 and the board of directors has declared a quarterly cash dividend to be paid on June 16, 2010 to stockholders of record on May 28, 2010. Management believes that cash flows from operations will be sufficient to fund future dividend payments, if any.

We expect to continue to pay dividends on our Class A common stock. However, the declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operation should be read in conjunction with the audited financial statements and notes thereto for the fiscal year ended December 31, 2009, which are incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the unaudited financial statements and notes thereto for the quarter ended March 31, 2010, which are incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2010.

Overview

We are a leading, global direct selling company with operations in 50 markets worldwide. We develop and distribute innovative, premium-quality anti-aging personal care products and nutritional supplements under our Nu Skin and Pharmanex brands, respectively. We strive to secure competitive advantage in four key areas: our people, our products, the culture we promote, and the business opportunities we offer. In 2009, our 25th year of operations, we posted record revenue of $1.33 billion. Revenue in 2009 grew 7% based on the success of strong product innovation and distributor initiatives. As of March 31, 2010, we had a global network of approximately 765,000 active sales representatives we refer to as “distributors.” Approximately 34,000 of our distributors were qualified sales leaders we refer to as “executive distributors.” Our executive distributors play a critical leadership role in the growth and development of our business. Approximately 84% of our 2009 revenue came from markets outside the United States. While we have become more geographically diverse over the past decade, Japan, our largest revenue market, accounted for approximately 35% of our 2009 total revenue. Due to the size of our foreign operations, our results are often impacted positively or negatively by foreign currency fluctuations, particularly fluctuations in the Japanese yen. In addition, our results are generally impacted by global economic, political, demographic and business conditions.

Our revenue depends on the number and productivity of our active distributors and executive distributor leaders. We have been successful in attracting and motivating distributors by:

•	developing and marketing innovative, technologically and scientifically advanced products;
•	providing compelling initiatives and strong distributor support; and
•	offering attractive incentives that motivate distributors to build sales organizations.

Our distributors market and sell our products and recruit new distributors based on the distinguishing benefits and innovative characteristics of our products. As a result, it is vital to our business that we continuously leverage our research and development resources to develop and introduce innovative products and provide our distributors with an attractive portfolio of products. At our global convention in October 2009, we introduced our most technologically-advanced skin care system to date, ageLOC Transformation, including ageLOC Future Serum, a stand-alone anti-aging serum. We also offer unique initiatives, products, and business tools, such as our Galvanic Spa System II, the new ageLOC Edition, and the technologically-advanced Pharmanex BioPhotonic Scanner, to help distributors effectively differentiate our earnings opportunity and product offering. Any delays or difficulties in introducing compelling products or attractive initiatives or tools into our markets may have a negative impact on our revenue and distributor recruiting.

We have developed a global distributor compensation plan and other incentives designed to motivate our distributors to market and sell our products and to build sales organizations around the world and across product lines. In 2008 and 2009, we implemented modifications to our compensation plan to improve commission payments early in the distributor lifecycle. The initial results from these modifications have been positive. We continue to evaluate further changes to our compensation plan to help increase distributor productivity and earnings potential. However, there are always risks associated with making changes to our compensation plan as there is a degree of uncertainty as to how distributors will react to such changes and whether such changes will impact distributor activity in unanticipated ways.

Our extensive global distributor network helps us to rapidly introduce products and penetrate our markets with little up-front promotional expense. Similar to other companies in our industry, we experience a high level of turnover among our distributors. As a result, it is important that we regularly introduce innovative and compelling products and initiatives in order to maintain a compelling business opportunity that will attract new distributors. We have also developed, and continue to promote in many of our markets, product subscription and loyalty programs that provide incentives for customers to commit to purchase a specific amount of products on a monthly basis. We believe these subscription programs have improved customer retention, have had a stabilizing impact on revenue, and have helped generate recurring sales for our distributors. Subscription orders represented 50% of our revenue in 2009.

Global economic conditions continue to be challenging, with decreased levels of consumer confidence and spending and access to capital. Although there are signs of economic recovery, the extent and timing of any improvement in global economic conditions are unclear and there are concerns that conditions could deteriorate further. To date, we have been fortunate that these economic conditions have not negatively impacted our operations significantly. Despite difficult economic conditions, we experienced healthy growth in each of our regions in 2009. While we are not immune to contractions in consumer spending, we believe we have benefited from the nature of our distribution model and strong execution around a demonstrative product/opportunity initiative, which has helped offset to some degree the impact of the decline in consumer spending. As a direct selling company, we offer a direct selling opportunity that allows an individual to supplement his/her income by selling our products and building a sales organization to market and sell our products. As the economy and the labor market decline, we find that there can be an increase in the number of people interested in becoming distributors in order to supplement their income. We believe that this increase in interest in our direct selling opportunity coupled with the strong marketing position of our new ageLOC products and Galvanic Spa System II have helped us to continue growing our business in these difficult economic conditions. However, if the economic problems are prolonged or worsen, we expect that we could see a negative impact on our business as distributors may have a more difficult time selling products and finding new customers. In addition, such economic conditions may adversely impact access to capital for us and our suppliers, may decrease our distributors’ ability to obtain or maintain credit cards, and may otherwise adversely impact our operations and overall financial condition.

Our business is subject to various laws and regulations globally, particularly with respect to network marketing activities, cosmetics, and nutritional supplements. Accordingly, we face certain risks, including any improper claims or activities of our distributors or any inability to obtain or maintain necessary product registrations. For example, regulators in Japan have increased their scrutiny of our industry. Several direct sellers in Japan have been penalized for actions of their distributors that violated applicable regulations, including one prominent international direct selling company that was suspended from sponsoring activities for three months in 2008, and another large Japanese direct selling company that was suspended from sponsoring activities for six months in 2009. In addition, Japanese media has reported on increased political pressure on lawmakers supporting our industry. We continue to experience a high level of general inquiries regarding our company and complaints to consumer protection centers in Japan and have taken steps to try to resolve these issues including providing additional training to our distributors and restructuring our compliance group in Japan. We have seen improvements in some prefectures, but not in others. Since December 2008, we received one written and one oral warning from consumer protection centers in two prefectures raising concerns about our distributor training and number of general inquiries and complaints. We are implementing additional steps to reinforce our distributor education and training in Japan to help address these concerns. If consumer complaints escalate to a government review or if the current level of complaints does not improve, there is an increased likelihood that regulators could take action against us or we could receive negative media attention, either of which could harm our business. For more information about the risks and challenges we face, please refer to “Risk Factors.”

Income statement presentation

We recognize revenue in five geographic regions and we translate revenue from each market’s local currency into U.S. dollars using weighted-average exchange rates. The following table sets forth revenue information by region for the periods indicated. This table should be reviewed in connection with the tables presented under “Results of Operations,” which disclose selling expenses and other costs associated with generating the aggregate revenue presented.

Revenue by region

	Year ended December 31,						Quarter ended March 31,
(U.S. dollars in millions)	2007		2008		2009		2009		2010

North Asia	$585.8	50%	$594.5	48%	$606.1	45%	$139.8	47%	$170.9	47%
Americas	188.3	16	223.9	18	260.9	20	58.4	20	62.4	17
Greater China	205.0	18	210.0	17	210.4	16	47.5	16	57.7	16
Europe	77.2	7	111.6	9	133.6	10	26.7	9	37.8	10
South Asia/Pacific	101.4	9	107.6	8	120.1	9	23.8	8	35.3	10

	$1,157.7	100%	$1,247.6	100%	$1,331.1	100%	$296.2	100%	$364.1	100%

Cost of sales primarily consists of:

•	cost of products purchased from third-party vendors, generally in U.S. dollars;

•	costs of self-manufactured products;

•	cost of sales materials which we sell to distributors at or near cost;

•	amortization expenses associated with certain products and services such as the Pharmanex BioPhotonic Scanners that are leased to distributors;

•	freight cost of shipping products to distributors and import duties for the products; and

•	royalties and related expenses for licensed technologies.

We source the majority of our products from third-party manufacturers located in the United States. Due to Chinese government restrictions on the importation of finished goods applicable to the current scope of our business in China, we are required to manufacture the bulk of our own products for distribution in China. Cost of sales and gross profit may fluctuate as a result of changes in the ratio between self-manufactured products and products sourced from third-party suppliers. In addition, because we purchase a significant majority of our goods in U.S. dollars and recognize revenue in local currencies, we are subject to exchange rate risks in our gross margins. Because our gross margins vary from product to product and are higher in some markets such as Japan, changes in product mix and geographic revenue mix can impact our gross margins.

Selling expenses are our most significant expense and are classified as operating expenses. Selling expenses include distributor commissions as well as wages, benefits, bonuses and other labor and unemployment expenses we pay to sales employees in China. Our global compensation plan, which we employ in all of our markets except China, is an important factor in our ability to attract and retain distributors. We pay monthly commissions to several levels of distributors on each product sale based upon a distributor’s personal and group product volumes, as well as the group product volumes of up to six levels of executive distributors in such distributor’s downline sales organization. We do not pay commissions on sales materials, which are sold to distributors at or near cost. Small fluctuations occur in the amount of commissions paid as the network of distributors actively purchasing products changes from month to month. However, due to the size of our distributor force of approximately 765,000 active distributors, the fluctuation in the overall payout is relatively small. The overall payout has typically averaged between 41% and 44% of global product sales. From time to time, we make modifications and enhancements to our global compensation plan in an effort to help motivate distributors and develop leadership characteristics, which can have an impact on selling expenses.

Distributors also have the opportunity to make retail profits by purchasing products from us at wholesale and selling them to customers with a retail mark-up. We do not account for nor pay additional commissions on these retail mark-ups received by distributors. In many markets, we also allow individuals who are not distributors, whom we refer to as “preferred customers,” to buy products directly from us at wholesale or discounted prices. We pay commissions on preferred customer purchases to the referring distributors.

General and administrative expenses include:

•	wages and benefits;
•	rents and utilities;
•	depreciation and amortization;
•	promotion and advertising;
•	professional fees;
•	travel;
•	research and development; and
•	other operating expenses.

Labor expenses are the most significant portion of our general and administrative expenses. Promotion and advertising expenses include costs of distributor conventions held in various markets worldwide, which we expense in the period in which they are incurred. Because our various distributor conventions are not always held during each fiscal year, or in the same period each year, their impact on our general and administrative expenses may vary from year to year and from quarter to quarter. For example, we held our global distributor convention in October

2009 and do not expect to have another global convention until the fall of 2011 as we currently plan to hold a global convention every other year. In addition, we hold regional conventions and conventions in our major markets at different times during the year. These conventions have significant expenses associated with them. Because we have not incurred expenses for these conventions during every fiscal year or in comparable interim periods, year-over-year comparisons have been impacted accordingly.

Provision for income taxes depends on the statutory tax rates in each of the jurisdictions in which we operate. For example, statutory tax rates in 2009 were approximately 17.5% in Hong Kong, 25% in Taiwan, 24.25% in South Korea, 45% in Japan and 25% in China. We are subject to taxation in the United States at the statutory corporate federal tax rate of 35% and we pay taxes in multiple states within the United States at various tax rates. Our overall effective tax rate was 36.3% for the year ended December 31, 2009.

Critical accounting policies

The following critical accounting policies and estimates should be read in conjunction with our audited Consolidated Financial Statements and related Notes thereto included in our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q. Management considers our critical accounting policies to be the recognition of revenue, accounting for income taxes, accounting for intangible assets and accounting for stock-based compensation. In each of these areas, management makes estimates based on historical results, current trends and future projections.

Revenue. We recognize revenue when products are shipped, which is when title and risk of loss pass to our distributors. With some exceptions in various countries, we offer a return policy whereby distributors can return unopened and unused product for up to 12 months subject to a 10% restocking fee. Reported revenue is net of returns, which have historically been less than 5% of annual revenue. A reserve for product returns is accrued based on historical experience. We classify selling discounts as a reduction of revenue. Our selling expenses are computed pursuant to our global compensation plan for our distributors, which is focused on remunerating distributors based primarily upon the selling efforts of the distributors and the volume of products purchased by their downlines, and not their personal purchases.

Income taxes. We account for income taxes in accordance with the Income Taxes Topic of the Financial Accounting Standards Codification. These standards establish financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. We take an asset and liability approach for financial accounting and reporting of income taxes. We pay income taxes in many foreign jurisdictions based on the profits realized in those jurisdictions, which can be significantly impacted by terms of intercompany transactions among our affiliates around the world. Deferred tax assets and liabilities are created in this process. As of March 31, 2010, we had net deferred tax assets of $49.1 million. These net deferred tax assets assume sufficient future earnings will exist for their realization, as well as the continued application of current tax rates. In certain foreign jurisdictions valuation allowances have been recorded against the deferred tax assets specifically related to use of net operating losses. When we determine that there is sufficient taxable income to utilize the net operating losses, the valuation allowances will be released. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made.

We file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. We are currently under examination by the United States Internal Revenue Service (the “IRS”) for the 2005, 2006, 2007 and 2008 tax years. With a few exceptions, we are no longer subject to U.S. federal, state and local income tax examination by tax authorities for years before 2005. For the tax year 2009, we entered into a voluntary program with the IRS called Compliance Assurance Process (“CAP”).The objective of CAP is to contemporaneously work with the IRS to achieve federal tax compliance and resolve all or most of the issues prior to filing of the tax return. We have elected to continue participating in CAP for the 2010 tax year and may elect to continue participating in future tax years; we may withdraw from the program at any time. In major foreign jurisdictions, we are no longer subject to income tax examinations for years before 2003. Along with the IRS examination, we are currently under examination in certain foreign jurisdictions; however, the outcomes of these reviews are not yet determinable.

At December 31, 2009, we had $28.3 million in unrecognized tax benefits of which $4.4 million, if recognized, would affect the effective tax rate. In comparison, at December 31, 2008, we had $30.9 million in unrecognized tax benefits of which $5.8 million, if recognized, would affect the effective tax rate. During each of the years ended December 31, 2009 and December 31, 2008, we recognized approximately $0.1 million and $0.5 million in interest and penalties. We had approximately $3.3 million and $3.2 million of accrued interest and penalties related to uncertain tax positions at December 31, 2009 and December 31, 2008. Interest and penalties related to uncertain tax positions are recognized as a component of income tax expense. The amount of gross unrecognized tax benefits decreased by $12.9 million during the three months ended March 31, 2010, due to the lapse in statute of limitations in certain foreign markets. As a result of this decrease in gross unrecognized tax benefits, accrued interest and penalties decreased by $1.9 million during the three months ended March 31, 2010.

We are subject to regular audits by federal, state and foreign tax authorities. These audits may result in additional tax liabilities. We account for such contingent liabilities in accordance with relevant accounting standards and believe we have appropriately provided for income taxes for all years. Several factors drive the calculation of our tax reserves. Some of these factors include: (i) the expiration of various statutes of limitations; (ii) changes in tax law and regulations; (iii) issuance of tax rulings; and (iv) settlements with tax authorities. Changes in any of these factors may result in adjustments to our reserves, which would impact our reported financial results.

Intangible assets. Acquired intangible assets may represent indefinite-lived assets, determinable-lived intangibles, or goodwill. Of these, only the costs of determinable-lived intangibles are amortized to expense over their estimated life. The value of indefinite-lived intangible assets and residual goodwill is not amortized, but is tested at least annually for impairment. Our impairment testing for goodwill is performed separately from our impairment testing of indefinite-lived intangibles. We test goodwill for impairment, at least annually, by reviewing the book value compared to the fair value at the reportable unit level. We test individual indefinite-lived intangibles at least annually by reviewing the individual book values compared to the fair value. Considerable management judgment is necessary to measure fair value. We did not recognize any impairment charges for goodwill or intangible assets during the periods presented.

Stock-based compensation. All share-based payments to employees are recognized in the financial statements based on their fair values using an option-pricing model at the date of grant. We use a Black-Scholes-Merton option-pricing model to calculate the fair value of options. Stock based compensation expense is recognized net of any estimated forfeitures on a straight-line basis over the requisite service period of the award.

Results of operations

The following table sets forth our operating results as a percentage of revenue for the periods indicated:

	Year ended December 31,			Quarter ended March 31,
	2007	2008	2009	2009	2010

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	18.1	18.3	18.3	18.2	17.8

Gross profit	81.9	81.7	81.7	81.8	82.2

Operating expenses:
Selling expenses	42.9	42.4	41.4	41.6	42.4
General and administrative expenses	31.2	29.2	28.4	30.3	27.1
Restructuring charges	1.7	—	0.8	3.1	—

Total operating expenses	75.8	71.6	70.6	75.0	69.5

Operating income	6.1	10.1	11.1	6.8	12.7
Other income (expense), net	(0.2)	(2.0)	(0.5)	(0.4)	0.1

Income before provision for income taxes	5.9	8.1	10.6	6.4	12.8
Provision for income taxes	2.1	2.9	3.8	2.4	4.3

Net income	3.8%	5.2%	6.8%	4.0%	8.5%

Results for the three months ended March 31, 2010 compared to the three months ended March 31, 2009

Overview

Our revenue for the three-month period ended March 31, 2010 increased 23% to $364.1 million compared to the same period in 2009, with foreign currency exchange rate fluctuations positively impacting revenue by 8%. This increase in revenue reflects growth in each of our regions driven primarily by strong sales of our ageLOC Transformation skin care system and ageLOC Edition Galvanic Spa System II. We are pleased with the initial success of our ageLOC Transformation skin care system. We launched the ageLOC Transformation skin care system in the fourth quarter of 2009. It generated $28.7 million of sales in that quarter. For the first quarter of 2010, it generated $54.9 million of sales, for an aggregate of $83.6 million in sales in its first two quarters. In the fourth quarter of 2010, we plan to introduce our first ageLOC nutritional products in Japan, the United States and Europe.

Earnings per share for the first quarter of 2010 were $0.48 compared to $0.19 for the same period in 2009. This increase was largely due to revenue growth coupled with controlled expenses as a result of our transformation efforts over the last several years. First quarter 2009 earnings per share were negatively impacted by $9.4 million (or $0.09 per share) in planned restructuring charges, primarily related to transformation efforts to streamline our operations in Japan.

Revenue

North Asia. The following table sets forth revenue for the three-month period ended March 31, 2010 and 2009 for the North Asia region and its principal markets (U.S. dollars in millions):

	2009	2010	Change

Japan	$109.9	$108.7	(1%	)
South Korea	29.9	62.2	108%

North Asia total	$139.8	$170.9	22%

Revenue in the region for the three-month period ended March 31, 2010 was positively impacted approximately 11% by foreign currency exchange rate fluctuations, due to the strengthening of both the Japanese yen and the South Korean won.

Local-currency revenue in Japan declined 4% for the three-month period ended March 31, 2010, compared to the same period in 2009, reflecting continued weakness in our distributor numbers with our active and executive distributor counts decreasing 9% and 6%, respectively. The decrease in distributor numbers was partially offset by increased distributor productivity and a positive response to our ageLOC Future Serum, which we introduced in Japan during the fourth quarter of 2009 and launched in the first quarter of 2010.

South Korea experienced local-currency revenue growth of 67% compared to the same period in 2009. This growth was driven by the January 2010 limited-time offering of our ageLOC Transformation skin care system in South Korea, which generated strong sales and robust sponsoring activity. The ageLOC Transformation skin care system became generally available again in April 2010; however, we do not expect sales to continue at the level experienced during the initial limited-time offering. The number of active and executive distributors in South Korea increased 21% and 37%, respectively, compared to the prior-year period.

Americas. The following table sets forth revenue for the three-month periods ended March 31, 2010 and 2009 for the Americas region and its principal markets (U.S. dollars in millions):

	2009	2010	Change

United States	$49.2	$53.0	8%
Canada	4.6	6.0	30%
Latin America	4.6	3.4	(26%	)

Americas total	$58.4	$62.4	7%

Revenue in the United States for the three-month period ended March 31, 2010 increased by 8% compared to the prior-year period, driven primarily by the continued strength of our new products including our ageLOC Transformation skin care system and ageLOC Edition Galvanic Spa System II. Active distributors in the United States decreased 3% and executive distributors increased 11% in the first quarter of 2010 compared to the same prior-year period.

On a local-currency basis, revenue in Canada increased 8%, with strong sales of our ageLOC Transformation skin care system and ageLOC Edition Galvanic Spa System II. Local-currency revenue in Latin America decreased by 23% compared to the prior-year period. This decrease was due to the decline of our business in Venezuela, as a result of the difficult political and business environment in that market.

Greater China. The following table sets forth revenue for the three-month periods ended March 31, 2010 and 2009 for the Greater China region and its principal markets (U.S. dollars in millions):

	2009	2010	Change

Taiwan	$19.3	$24.1	25%
Mainland China	16.5	20.4	24%
Hong Kong	11.7	13.2	13%

Greater China total	$47.5	$57.7	22%

Foreign currency exchange rate fluctuations positively impacted revenue by approximately 3% in this region during the first quarter of 2010.

On a local-currency basis, revenue in Mainland China increased 24% in the three-month period ended March 31, 2010, compared to the same period in 2009. This growth is due in part to increased sales force activity and excitement following the launch of our ageLOC Edition Galvanic Spa System II in January 2010, as reflected by a 15% increase in preferred customers and 28% increase in sales representatives, compared to the prior-year period.

Local-currency revenue in Taiwan was up 17%, and local-currency revenue in Hong Kong was up 12% on a year-over-year basis in the three-month period ended March 31, 2010, compared to the same prior-year period, due largely to anticipation regarding the general launch of our ageLOC Transformation skin care system at the Greater China Regional Convention held in May. First quarter executive distributors in Taiwan were up 16% and active distributors were up 11% when compared to the prior year period, while executive distributors in Hong Kong were up 11% and the active distributors in Hong Kong were down 2%.

Europe. The following table sets forth revenue for the three-month periods ended March 31, 2010 and 2009 for the Europe region (U.S. dollars in millions):

	2009	2010	Change

Europe	$26.7	$37.8	42%

We continued to experience strong growth throughout our European markets. Growth in this region was driven by strong sales force leadership and sustained interest in our ageLOC Transformation skin care system, ageLOC Edition Galvanic Spa System II and LifePak nutrition supplements. Regional results were positively impacted 11% by foreign currency fluctuations.

South Asia/Pacific. The following table sets forth revenue for the three-month periods ended March 31, 2010 and 2009 for the South Asia/Pacific region and its principal markets (U.S. dollars in millions):

	2009	2010	Change

Singapore/Malaysia/Brunei	$9.4	$13.6	45%
Thailand	8.0	12.0	50%
Australia/New Zealand	2.7	4.5	67%
Indonesia	2.0	3.0	50%
Philippines	1.7	2.2	29%

South Asia/Pacific total	$23.8	$35.3	48%

Constant currency growth of 32% in this region was driven primarily by steady sales of our Galvanic Spa System II and our TRA weight loss products, as well as a positive response to a limited-time offering of our ageLOC Transformation skin care system in Thailand. Foreign currency exchange rate fluctuations positively impacted revenue in South Asia/Pacific by 16% in the first quarter of 2010 compared to the same prior-year period.

Gross profit

Gross profit as a percentage of revenue was 82.2% for the first quarter of 2010 and was 81.8% for the first quarter of 2009. The year-over-year improvement reflects strong sales of our higher margin ageLOC products, and foreign currency benefits during the first quarter of 2010.

Selling expenses

Selling expenses as a percentage of revenue increased to 42.4% for the first quarter of 2010 from 42.0% for the same period in 2009, bringing our selling expenses back in line with historical averages. This increase was largely due to higher commissions paid out on increased productivity of our sales leaders in connection with new product launches and other promotions.

As part of our compensation plan improvements, we increased our focus on distributor recognition. Accordingly, the costs of certain incentive trips and other rewards earned by distributors, previously recorded as general and administrative expenses, have been reclassified as selling expenses. In order to provide a meaningful comparison, we have made this reclassification for both the current and prior periods.

General and administrative expenses

General and administrative expenses increased to $98.9 million for the first quarter of 2010 from $88.4 million for the same period in 2009. As a percentage of revenue, general and administrative expenses decreased to 27.2% for the first quarter of 2010 from 29.8% for the same period in 2009. This improvement was largely due to increased revenue coupled with controlled expenses as a result of our transformation efforts over the last several years.

Restructuring charges

During the first quarter of 2009, we recorded restructuring charges of $9.4 million primarily related to restructuring in our Japan operations, including an approximately 30% headcount reduction as well as facility relocations and closures. These charges included $6.8 million related to severance payments to terminated employees and $2.6 million related to facility relocation or closing costs.

Other income (expense), net

Other income (expense), net for the first quarter of 2010 was $0.6 million of income compared to $1.2 million of expense for the same period in 2009, reflecting foreign currency translation gains, offset by net interest expense.

Provision for income taxes

Provision for income taxes for the first quarter of 2010 was $15.7 million compared to $7.1 million for the same period in 2009. The effective tax rate was 33.6% of pre-tax income during the first quarter of 2010, compared to a rate of 37.4% in the same prior-year period. The effective tax rate for the first quarter of 2010 was lower than our historical average due to reductions of reserves related to uncertain tax positions as a result of expiring statutes of limitations. We expect our effective tax rate for the second quarter of 2010 to increase in line with our historical average.

Net income

As a result of the foregoing factors, net income for the first quarter of 2010 increased to $31.0 million from $11.8 million for the same period in 2009.

Results for the year ended December 31, 2009 compared to results for the year ended December 31, 2008 and results for the year ended December 31, 2007

2009 Compared to 2008

Overview

Revenue in 2009 increased 6% to $1.33 billion from $1.25 billion in 2008. The introduction of our ageLOC Transformation skin care system at our global distributor convention held in Los Angeles during the fourth quarter contributed to a boost to revenue during this period. Foreign currency exchange fluctuations did not materially impact on revenue in 2009 compared to 2008. Revenue in 2009 was positively impacted by growth in all of our regions, driven largely by strong sales of our personal care products, including the Galvanic Spa System II with ageLOC Galvanic Spa Gels and our new ageLOC Transformation skin care system, as well as successful promotions of other key products. Despite improving trends in Japan, we continued to see declines in our local currency revenue in that market.

Earnings per share in 2009 increased to $1.40 compared to $1.02 in 2008 on a diluted basis. The increase in earnings is largely the result of increased revenue, as discussed above, and transformation initiatives we have executed over the last several years to transform and align our business and operate more efficiently. Earnings per share in 2009 and 2008 were also impacted by:

•	foreign currency transaction losses in 2008 of approximately $11.9 million (net of taxes of $6.5 million), or $.19 per share, as foreign currencies shifted dramatically during the year; and

•	restructuring charges in 2009 totaling $6.8 million (net of taxes of $3.9 million), or $.11 per share, relating to further transformation initiatives to reduce overhead, primarily in Japan.

Revenue

North Asia. The following table sets forth revenue for the North Asia region and its principal markets (U.S. dollars in millions):

	2008	2009	Change

Japan	$443.7	$461.9	4%
South Korea	150.8	144.2	(4%	)

North Asia total	$594.5	$606.1	2%

Foreign currency fluctuations positively impacted revenue by 3% in this region compared to the prior-year period. Currency fluctuations positively impacted revenue in Japan by 10% and negatively impacted revenue in South Korea by 16% in 2009. Our active and executive distributor counts decreased 10% and 5%, respectively, in Japan in 2009 compared to 2008. In South Korea, our active and executive distributor counts increased 18% and 20%, respectively, comparing 2009 to 2008.

Local currency revenue in Japan declined 6% in 2009 compared to 2008. We continue to experience some weakness in this challenging market, as evidenced by the declines in both our active and executive distributors. The direct selling environment in Japan continues to be very difficult as the industry has been in a decline for several years. Most direct selling companies were seeing their businesses contract in this market. Increased regulatory and media scrutiny of the industry continues to negatively impact the industry and our business. As a result of this increased scrutiny, we continue to focus on distributor compliance and have also been more cautious in both our corporate and our distributors’ marketing activities. Despite these challenges, we have experienced an improving trend in revenue comparisons for the last few quarters due largely to the implementation of distributor initiatives that have been successful in other markets as well as strong product promotions in the last-half of 2009. The product promotions and distributor enthusiasm surrounding the launch of our ageLOC Transformation Future Serum and new ageLOC Edition Galvanic Spa in the fourth quarter in particular contributed to stronger fourth quarter revenue. Local currency revenue in Japan decreased 1% year-over-year in the fourth quarter. Although we are encouraged by these trend improvements in our Japan market, we believe that we may continue to see modest local currency revenue declines during 2010 based on continued weakness in distributor numbers, the promotional nature of some of the revenue generated in connection with the launch of our ageLOC products, and our anticipation that difficult regulatory conditions will continue throughout 2010.

South Korea posted strong year-over-year local currency revenue growth of 12%. This growth was fueled by strong distributor alignment behind our product and distributor initiatives, maintaining a vibrant sponsoring environment for our distributors and spurring significant growth in our active and executive distributors. This revenue growth was more than offset by a weakening of the South Korean won during 2009. As the South Korean won continues to fluctuate, it may positively or negatively impact our results. We launched our ageLOC Transformation skincare system in South Korea during the first quarter of 2010, and believe this product will have a positive impact on revenue in 2010.

Americas. The following table sets forth revenue for the Americas region and its principal markets (U.S. dollars in millions):

	2008	2009	Change

United States	$192.1	$218.6	14%
Canada	16.2	23.5	45%
Latin America	15.6	18.8	21%

Americas total	$223.9	$260.9	17%

In 2009, we continued to experience strong growth in the United States, driven particularly by our highly demonstrable personal care products, including our Galvanic Spa System II with ageLOC Galvanic Spa Gels and our new ageLOC Transformation skin care system and ageLOC Edition Galvanic Spa System II. Revenue in 2009 was positively impacted by approximately $11.0 million as a result of product sales and convention fee revenue from foreign distributors attending our biannual global convention in Los Angeles. Active distributors in the United States decreased 3% and executive distributors increased 12% compared to the prior-year period.

Revenue increased by 45% in Canada and by 21% in Latin America in 2009 compared to 2008, respectively. Revenue continued to be driven primarily by the success of our Galvanic Spa System II and ageLOC Galvanic Spa Gels in these markets. Our growth in Latin America is also attributed to our expansion into Colombia during the second quarter of 2009.

Greater China. The following table sets forth revenue for the Greater China region and its principal markets (U.S. dollars in millions):

	2008	2009	Change

Taiwan	$92.3	$91.7	1%
China	65.3	71.1	9%
Hong Kong	52.4	47.6	(9%	)

Greater China total	$210.0	$210.4	—

Foreign currency exchange rate fluctuations positively impacted revenue in the Greater China region by 1% in 2009. Local currency revenue in Taiwan was up 4% in 2009 compared to 2008. The executive distributor count in Taiwan was up 9% compared to the prior-year period, while the number of active distributors was up 12% when compared to the prior-year period. In Taiwan, due to regulatory restrictions, we continue to be unable to market the Galvanic Spa System II, which has been a primary growth initiative in our other markets.

On a local currency basis, revenue in Mainland China increased 7% in 2009 compared to 2008. Mainland China reported a 27% decline in our preferred customers compared to the prior-year period and a 9% increase in the number of sales representatives. The year-over-year increase in revenue in Mainland China was the result of strong sales of the Galvanic Spa System II, which we fully launched in the first quarter of 2009, successful sales initiatives and the adoption of our revised business model. We continue to focus our efforts on managing our sales force to ensure compliance with our policies and local regulations in this market.

Hong Kong local currency revenue was down 9% in 2009 compared to 2008 primarily as a result of a reduction in sales of products to sales employees in Mainland China who had been purchasing products in 2008 from Hong Kong that were not available in Mainland China such as our Galvanic Spa System II. Executive distributors in Hong Kong were up 15% and the active distributors in Hong Kong were down 4% compared to 2008.

Europe. The following table sets forth revenue for our Europe region (U.S. dollars in millions):

	2008	2009	Change

Europe	$111.6	$133.6	20%

Foreign currency exchange rate fluctuations negatively impacted revenue in Europe by 6% in 2009 compared to the prior year. On a local currency basis, revenue in Europe grew by 26% in 2009 compared to 2008. The strong growth in Europe was driven by strong sales force leadership and sustained interest in our Galvanic Spa System II and our products supported by the Pharmanex BioPhotonic Scanner, particularly in Eastern Europe where we have recently expanded our business, as well as growth in Russia and South Africa. We also began initial marketing activities in Turkey during the second quarter of 2009. Our active and executive distributor counts in our Europe region increased by 12% and 16%, respectively, in 2009 compared to 2008.

South Asia/Pacific. The following table sets forth revenue for the South Asia/Pacific region and its principal markets (U.S. dollars in millions):

	2008	2009	Change

Singapore/Malaysia/Brunei	$43.8	$49.2	12%
Thailand	34.6	38.8	12%
Australia/New Zealand	13.3	14.2	7%
Indonesia	8.9	10.7	20%
Philippines	7.0	7.2	3%

South Asia/Pacific total	$107.6	$120.1	12%

Foreign currency exchange rate fluctuations negatively impacted revenue in South Asia/Pacific by 5% in 2009 compared to the same prior-year period. All of the markets in this region experienced growth. The growth was driven largely by continued strong sales of our TRA family of weight loss products and our Galvanic Spa System II, as well as successful distributor leadership initiatives. We also successfully launched enhancements to our sales compensation plan in these markets, which we believe helped contribute to increased distributor productivity. Executive distributors in the region increased 16% while active distributors increased 9% compared to the prior year.

Gross profit

Gross profit as a percentage of revenue in 2009 remained level with 2008 at 81.7%. We anticipate that our gross profit as a percentage of revenue will increase slightly in 2010, based on improved margins on our ageLOC products and efforts to reduce other costs in our supply chain, including freight costs.

Selling expenses

Selling expenses decreased as a percentage of revenue to 41.4% in 2009 from 42.4% in 2008. The decrease as a percentage of revenue was due primarily to modifications to our compensation plan to improve the alignment of our compensation plan incentives around more productive distributor activity. In 2010, we plan to begin including the costs of incentive trips and other rewards earned by distributors in the selling expense category, which we expect will result in these expenses increasing slightly as a percentage of revenue in 2010. Previously, these expenses were recorded in general and administrative expenses.

General and administrative expenses

General and administrative expenses decreased as a percentage of revenue to 28.4% in 2009 from 29.2% in 2008, primarily as a result of increased revenue and our transformation to better leverage our overhead costs as we grow our revenue. General and administrative expenses were also positively impacted by our transformation efforts to reduce our overhead and general and administration expenses in Japan.

Restructuring charges

During 2009, we recorded restructuring charges of $10.7 million primarily related to transformation efforts in Japan designed to improve operational efficiencies and align organizationally in Japan with how we are organized globally in our other markets.

Other income (expense), net

Other income (expense), net was $6.6 million of expense in 2009 compared to $24.8 million of expense in 2008. Of this 2008 amount, approximately $18.4 million relates to foreign currency transaction losses related to our yen-denominated debt as the Japanese yen strengthened from 111.45 at December 31, 2007 to 90.73 at December 31, 2008. Because it is impossible to predict foreign currency fluctuations, we cannot estimate the degree to which our other income expense will be impacted in the future. Other income (expense), net also includes approximately $6.9 million and $7.8 million in interest expense during 2009 and 2008, respectively.

Provision for income taxes

Provision for income taxes increased to $51.3 million in 2009 from $35.3 million in 2008. The effective tax rate increased to 36.3% in 2009 from 35.1% of pre-tax income in 2008. The higher income tax rate was due to a reduced benefit relating to the expiration of the statute of limitations in 2009 compared to 2008.

Net income

As a result of the foregoing factors, net income increased to $89.8 million in 2009 from $65.3 million in 2008.

2008 Compared to 2007

Overview

Revenue in 2008 increased 8% to $1.25 billion from $1.16 billion in 2007, with foreign currency exchange fluctuations positively impacting revenue by 3% in 2008 compared to 2007. Revenue in 2008 was positively impacted by growth in South Korea, Europe, the United States, and our South Asia markets. We also saw declines in our business in Japan and China, which negatively impacted financial results.

Earnings per share in 2008 increased to $1.02 compared to $0.67 in 2007 on a diluted basis. The increase in earnings was primarily a result of our transformation initiatives to improve operational efficiencies as evidenced by the improvements in selling expenses and general and administrative expenses as a percentage of revenue and the increase in revenue. Earnings per share in 2008 and 2007 were also impacted by:

•	foreign currency transaction losses in 2008 of approximately $11.9 million (net of taxes of $6.5 million), or $.19 per share, as foreign currencies shifted dramatically during the year;

•

restructuring charges in 2007 totaling $12.6 million (net of taxes of $7.2 million), or $0.20 per share, relating to our business transformation initiative to reduce overhead expenses and streamline operations; and

•	the repurchase of approximately 4.1 million shares of our Class A common stock in 2007.

Revenue

North Asia. The following table sets forth revenue for the North Asia region and its principal markets (U.S. dollars in millions):

	2007	2008	Change

Japan	$443.7	$443.7	—
South Korea	142.1	150.8	6%

North Asia total	$585.8	$594.5	1%

Foreign currency fluctuations positively impacted revenue by 5% in this region compared to the prior-year period. Currency fluctuations were most significant during the last quarter of 2008, when the average Japanese yen rate strengthened 11% and the average South Korean won rate weakened by 28%. Our active and executive distributor counts decreased 10% and 12%, respectively, in Japan in 2008 compared to 2007. In South Korea, our active and executive distributor counts increased 19% and 13%, respectively, comparing 2008 to 2007.

Local currency revenue in Japan declined 12% in 2008 compared to 2007. Weakness in our distributor numbers in this market as evidenced by the declines in both active and executive distributors contributed to this decline as well as the regulatory and industry challenges discussed above. In response to this regulatory environment and, as a result of increases in the number of complaints to consumer centers regarding the activities of some of our distributors, we increased our focus on distributor compliance and training. Some of the actions we took to address activities of distributor groups that were having higher levels of complaints contributed to the declines in our revenue. We also engaged in less aggressive product promotions in 2008 than we had in 2007.

South Korea posted strong year-over-year local currency revenue growth of 24%. This growth was fueled by strong growth in our active and executive distributors and successful product launches.

Americas. The following table sets forth revenue for the Americas region and its principal markets (U.S. dollars in millions):

	2007	2008	Change

United States	$167.8	$192.1	14%
Canada	11.5	16.2	41%
Latin America	9.0	15.6	73%

Americas total	$188.3	$223.9	19%

We experienced strong growth in the United States particularly in the personal care brand. The revenue growth was driven by interest in our Galvanic Spa System II as well as complementary products such as Galvanic Spa Gels, Tru Face Essence Ultra and Tru Face Line Corrector, which provide highly demonstrable results and generate significant consumer interest. In the fourth quarter, we launched our ageLOC Galvanic Spa Gels incorporating our innovative new ageLOC anti-aging technology. Revenue in 2007 was positively impacted by approximately $5.0 million as a result of product and convention fee revenue from foreign distributors attending our biannual global convention in 2007. Active distributors in the United States increased 4% and executive distributors increased 8% compared to the prior-year period.

Revenue increased by 41% in Canada and by 73% in Latin America in 2008 compared to 2007, respectively. The growth in Latin America was largely due to our opening of operations in Venezuela and strength in our Mexico market. Similar to the United States, revenue growth in Canada and Latin America was driven by the strong sales in our Nu Skin brand personal care products.

Greater China. The following table sets forth revenue for the Greater China region and its principal markets (U.S. dollars in millions):

	2007	2008	Change

Taiwan	$93.0	$92.3	(1%	)
China	66.5	65.3	(2%	)
Hong Kong	45.5	52.4	15%

Greater China total	$205.0	$210.0	2%

Foreign currency exchange rate fluctuations positively impacted revenue in the Greater China region by 5% in 2008. On a local currency basis, revenue in Mainland China decreased 10% in 2008 compared to 2007. Our revenue decline in Mainland China was primarily the result of a 25% decline in our preferred customers compared to the prior-year period and a 3% decline in the number of sales representatives. Given the regulatory environment in China, we continued to be cautious in our promotions and the sales activities of our sales representatives. At the end of 2007, we also adjusted our store strategy to focus our business around plaza stores in major cities, which resulted in the closure of nearly 70 of our smaller stores in this market. In 2008, we opened new plaza stores in Shanghai and Guangzhou as part of this strategy. Additionally, we modified our business model to engage sales promoters under a service contract as well as offer part-time employment. These business model changes were made in order to allow us to provide a supplemental income opportunity to individuals who may not be interested in working full-time in this business as well as reduce our selling expenses, as the amount of social benefits, taxes and unemployment charges under this model will be lower. While we believe that these adjustments to our store strategy and business model may have had a small negative impact on our revenue during the first part of the year as our sales representatives and preferred customers adapted to them, they significantly improved our profitability in this market during 2008 and 2009.

In the fourth quarter of 2008, we introduced the Galvanic Spa System II to a limited number of sales leaders in Mainland China. The launch generated excitement among our sales force and helped to improve our revenue trend, with revenue declining only 1% in the fourth quarter.

Local currency revenue in Taiwan was down 5% in 2008 compared to 2007. We believe that the decline in Taiwan was primarily attributed to regulatory restrictions that currently prevent us from marketing the Galvanic Spa System II in this market and a softening of sales of our weight loss products. The executive distributor count in Taiwan was up 3% compared to the prior-year period, while the number of active distributors was down 13% when compared to the prior-year period. Hong Kong local currency revenue was up 15% in 2008 compared to 2007, primarily as a result of the strength of our personal care initiatives. Executive distributors in Hong Kong were down 5% and the active distributors in Hong Kong were up 1% compared to 2007.

Europe. The following table sets forth revenue for our Europe region (U.S. dollars in millions):

	2007	2008	Change

Europe	$77.2	$111.6	45%

Foreign currency exchange rate fluctuations positively impacted revenue in Europe by 9% in 2008 compared to the prior year. On a local currency basis, revenue in Europe grew by 36% in 2008 compared to 2007. The strong growth in Europe was primarily a result of distributor enthusiasm and strong interest in our Galvanic Spa System II and personal care business, as well as strong growth in our newer Eastern European markets. We believe that strong alignment of distributor leaders behind our key initiatives, including the Galvanic Spa System II, has helped contribute to the distributor excitement and revenue growth. In 2008, we also expanded our operations into the Czech Republic and South Africa. Our active and executive distributor counts increased by 43% and 49%, respectively, in 2008 compared to 2007.

South Asia/Pacific. The following table sets forth revenue for the South Asia/Pacific region and its principal markets (U.S. dollars in millions):

	2007	2008	Change

Singapore/Malaysia/Brunei	$39.3	$43.8	11%
Thailand	32.3	34.6	7%
Australia/New Zealand	15.8	13.3	(16%	)
Indonesia	8.8	8.9	1%
Philippines	5.2	7.0	35%

South Asia/Pacific total	$101.4	$107.6	6%

Foreign currency exchange rate fluctuations positively impacted revenue in South Asia/Pacific by 1% in 2008 compared to the same prior-year period. All of the markets in this region experienced growth except for Australia/New Zealand. The growth was fueled in part by continued success of our TRA family of weight loss products during the first part of the year and success of our Galvanic Spa System II. The decline in Australia/New Zealand was largely related to a transition away from Photomax, which has not proven to be a strong, long-term business initiative for our distributors. Executive distributors in the region increased 14% while active distributors increased 1% compared to the prior year.

Gross profit

Gross profit as a percentage of revenue in 2008 decreased to 81.7% from 81.9% in 2007. The decrease was due in part to a shift in our product mix as our Japan business, which historically has our strongest gross margins, represented a smaller percentage of our overall business. Gross margins were also impacted by the increase in sales of the Galvanic Spa System II, which has a slightly lower margin.

Selling expenses

Selling expenses decreased as a percentage of revenue to 42.4% in 2008 from 42.9% in 2007. The slight decrease as a percentage of revenue was due primarily to modifications to our compensation plan as discussed above.

General and administrative expenses

General and administrative expenses decreased as a percentage of revenue to 29.2% in 2008 from 31.2% in 2007. The improvement relates to restructuring efforts to reduce general and administrative levels and improve efficiencies.

Restructuring charges

During 2007, we recorded restructuring charges of $19.8 million relating to our efforts to simplify our operations in China and improve operational efficiencies in our corporate offices and reduce investments in unprofitable markets. Approximately $13.9 million of these charges related to severance payments to terminated employees and approximately $5.9 million related to leasehold terminations and expenses related to the closure of our operations in Brazil in 2007.

Other income (expense), net

Other income (expense), net was $24.8 million of expense in 2008 compared to $2.4 million of expense in 2007. Of this amount, approximately $18.4 million relates to foreign currency transaction losses related to our yen-denominated debt as the Japanese yen strengthened from 111.45 at December 31, 2007 to 90.73 at December 31, 2008. In addition, we recorded foreign currency transaction losses with respect to our intercompany receivables and payables with certain of our international affiliates, including markets that are newly opened or have remained in a loss position since inception. Generally, foreign currency transaction losses with these affiliates would be offset by gains related to the foreign currency transactions of our yen-based bank debt. However, during 2008, the Japanese yen strengthened against the U.S. dollar while most foreign currencies weakened against the U.S. dollar. Other income (expense), net also includes approximately $7.8 million in interest expense during 2008.

Provision for income taxes

Provision for income taxes increased to $35.3 million in 2008 from $24.6 million in 2007. The effective tax rate decreased to 35.1% from 35.9% of pre-tax income in 2007. The lower tax rate was due primarily to the expiration of the statute of limitations in certain tax jurisdictions. In connection with our reconciliation of deferred tax asset and liability accounts at year end, we identified accounting adjustments related to prior periods. These adjustments were included in our provision for income taxes at 2007 year end and totaled approximately $0.1 million.

Net income

As a result of the foregoing factors, net income increased to $65.3 million in 2008 from $43.9 million in 2007.

Liquidity and capital resources

This discussion of our liquidity and capital resources at March 31, 2010 is derived from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010. For a discussion of our liquidity and capital resources as of December 31, 2009, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report of Form 10-K for the fiscal year ended December 31, 2009, incorporated by reference in this document.

Historically, our principal uses of cash have included operating expenses, particularly selling expenses, and working capital (principally inventory purchases), as well as capital expenditures, stock repurchases, dividends, debt repayment and the development of operations in new markets. We have generally relied on cash flow from operations to fund operating activities, and we have at times incurred long-term debt in order to fund strategic transactions and stock repurchases.

We typically generate positive cash flow from operations due to favorable gross margins and the variable nature of selling expenses, which constitute a significant percentage of operating expenses. We generated $39.0 million in cash from operations during the three-month period ended March 31, 2010, compared to $18.7 million during the same period in 2009.

As of March 31, 2010, working capital was $167.7 million, compared to $152.7 million as of December 31, 2009. Cash and cash equivalents at March 31, 2010 and December 31, 2009 were

$180.1 million and $158.0 million, respectively. The increase in cash balances was primarily due to the increase in cash generated from operating activities. This increase in cash positively impacted our working capital.

Capital expenditures in the first three months of 2010 totaled $6.7 million, and we anticipate additional capital expenditures of approximately $28 million to $33 million for 2010. These capital expenditures are primarily related to:

•	purchases of computer systems and software, including equipment and development costs;

•	the build-out and upgrade of leasehold improvements in our various markets, including retail stores in China; and

•	real estate acquisitions and initial development work related to the building of a new innovation center on our Provo campus.

In connection with the Company’s plans to build a new innovation center next to its primary corporate office building, the Company is evaluating whether to purchase a building it is currently leasing on the location where the Company would like to build the new innovation center. The building is owned by a partnership owned principally by Blake Roney, Sandie Tillotson, Steve Lund, directors of the Company and selling stockholders in this offering, and certain of their family members. The Company also recently decided to evaluate whether to purchase the remaining corporate facilities in Provo leased by the Company from partnerships owned by these directors as part of this transaction, including its primary corporate office building, as the Company’s initial plans include the concept of connecting the new building with the Company’s primary corporate office building to form a corporate campus/plaza. In the event the Company elects to proceed with such a transaction, it estimates that the transaction would involve a purchase price of $25-$40 million. The Company has formed a special committee of directors to evaluate the potential purchase of the buildings and to negotiate the purchase if the committee elects to proceed with a purchase. If the Company elects to proceed with such a purchase, its estimated capital expenditures for 2010 would increase by such amount. The Company anticipates it would fund all or a portion of the purchase through debt financing secured by the property.

We currently have long-term debt pursuant to various credit facilities and other borrowings. The following table summarizes these long-term debt arrangements as of March 31, 2010:

Facility or arrangement(1)	Original principal amount	Balance as of March 31, 2010(2)	Interest rate	Repayment terms

2000 Japanese yen- denominated notes	9.7 billion yen	1.4 billion yen ($14.8 million as of March 31, 2010)	3.0%	Notes due October 2010, with annual principal payments that began in October 2004.

2003 – 2009 $205.0 million multi-currency uncommitted shelf facility:

U.S. dollar-denominated:	$50.0 million	$10.0 million	4.5%	Notes due April 2010, with annual principal payments that began in April 2006.(3)

	$40.0 million	$40.0 million	6.2%	Notes due July 2016, with annual principal payments that begin in July 2010.

	$20.0 million	$20.0 million	6.2%	Notes due January 2017, with annual principal payments beginning January 2011.

Japanese yen- denominated:	3.1 billion yen	2.2 billion yen ($23.8 million as of March 31, 2010)	1.7%	Notes due April 2014, with annual principal payments that began in April 2008.

	2.3 billion yen	2.3 billion yen ($24.3 million as of March 31, 2010)	2.6%	Notes due September 2017, with annual principal payments beginning September 2011.

	2.2 billion yen	2.2 billion yen ($23.2 million as of March 31, 2010)	3.3%	Notes due January 2017, with annual principal payments beginning January 2011.

2004 $25.0 million revolving credit facility	N/A	None	N/A	Credit facility expires May 2011.

2009 $100.0 million uncommitted multi-currency shelf facility	N/A	None	N/A

(1)	Each of the credit facilities and arrangements listed in the table are secured by guarantees issued by the Company’s material domestic subsidiaries and by pledges of 65% of the outstanding stock of the Company’s material foreign subsidiaries.

(2)	The current portion of our long-term debt (i.e. becoming due in the next 12 months) is $41.5 million and includes $14.8 million of the balance on our 2000 Japanese yen-denominated notes, $8.1 million of the balance of our Japanese yen-denominated notes and $18.6 million of the balance on our U.S. dollar-denominated debt under the 2003 multi-currency shelf facility.

(3)	These notes were paid in full in April 2010.

Our board of directors has approved a stock repurchase program authorizing us to repurchase our outstanding shares of Class A common stock on the open market or in private transactions. The repurchases are used primarily to offset dilution from our equity incentive plans and for strategic initiatives. During the first quarter of 2010, we repurchased 0.4 million shares of Class A common stock under this program for $10.1 million. At March 31, 2010, $52.4 million was available for repurchases under the stock repurchase program.

In February 2010, our board of directors declared a quarterly cash dividend of $0.125 per share for Class A common stock. This quarterly cash dividend totaling $7.8 million was paid on March 17, 2010 to stockholders of record on February 26, 2010. Currently, we anticipate that our board of directors will continue to declare quarterly cash dividends and that the cash flows from operations will be sufficient to fund our future dividend payments. However, the continued declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

We believe we have sufficient liquidity to be able to meet our obligations on both a short- and long-term basis. We currently believe that existing cash balances, future cash flows from operations and existing lines of credit will be adequate to fund our cash needs on both a short- and long-term basis. The majority of our historical expenses have been variable in nature and as such, a potential reduction in the level of revenue would reduce our cash flow needs. In the event that our current cash balances, future cash flow from operations and current lines of credit are not sufficient to meet our obligations or strategic needs, we would consider raising additional funds in the debt or equity markets or restructuring our current debt obligations. Additionally, we would consider realigning our strategic plans, including a reduction in capital spending, stock repurchases or dividend payments.

Contractual obligations and contingencies

The following table sets forth payments due by period for fixed contractual obligations as of December 31, 2009 (U.S. dollars in thousands). Since December 31, 2009, we have entered into contracts to purchase property for approximately $7 million relating to the expansion of our headquarter campus.

	Total	2010	2011-2012	2013-2014	Thereafter

Long-term debt obligations	$156,519	$35,400	$40,342	$40,342	$40,435
Capital lease obligations	—	—	—	—	—
Operating lease obligations(1)	63,266	18,617	25,804	18,337	508
Purchase obligations	127,201	74,426	46,747	5,885	143
Other long-term liabilities reflected on the balance sheet(2)	—	—	—	—	—

Total	$346,986	$128,443	$112,893	$64,564	$41,086

(1)	Operating leases include corporate office and warehouse space with two entities that are owned by certain officers and directors of our company who are also founding stockholders. Total payments under these leases were $3.8 million for the year ended December 31, 2009 with remaining long-term obligations under these leases of $6.6 million.

(2)	Other long-term liabilities reflected on the balance sheet of $66.4 million primarily consisting of long-term tax related balances, in which the timing of the commitments is uncertain.

Due to the international nature of our business, we are subject from time to time to reviews and audits by the foreign taxing authorities of the various jurisdictions in which we conduct business throughout the world. As previously reported, we are currently involved in litigation in Japan with the Ministry of Finance with respect to additional customs assessments made by Yokohama Customs for the period of October 2002 through July 2005. The aggregate amount of those assessments is 2.7 billion Japanese yen ($28.8 million as of March 31, 2010), net of any recovery of consumption taxes. We believe that the documentation and legal analysis support our position and have taken action in the court system in Japan to overturn these assessments. The litigation on this matter is ongoing and we believe the court will likely decide this matter in the next year. Any decision is subject to appeal. To the extent that we are unsuccessful in recovering the amounts assessed and paid, we will be required to take a corresponding charge to our earnings.

In July 2005, we changed our operating structure in Japan and believed that these changes would eliminate further valuation disputes with Yokohama Customs as the new structure eliminated the issues that were the basis of the litigation and valuation disputes. However, in October 2009 we received notice from Yokohama Customs that they were assessing additional duties, penalties and interest for the period of October 2006 through November 2008 following an audit. The total amount of such assessments is 1.5 billion Japanese yen ($17.4 million as of March 31, 2010), net of any recovery of consumption taxes. The basis for such additional assessment is different from, and unrelated to, the issues that are being litigated in the current litigation with the Ministry of Finance. Following our review of the assessments and after consulting with our legal and customs advisors, we strongly believe that the additional assessments are improper and are not supported by any legal or factual basis. We filed letters of protest with Yokohama Customs, which were rejected. In March 2010, we appealed the matter to the Ministry of Finance in Japan. To the extent that we are unsuccessful in recovering the amounts assessed and paid, we will be required to take a corresponding charge to our earnings.

In addition, we are currently being required to pay a higher rate of duties on all current imports, which we are similarly disputing. Because we believe that the higher rate being assessed is improper, we are currently only expensing the portion of the duties we believe is supported under applicable customs law, and recording the additional payment ($4.0 million as of March 31, 2010) as a receivable on our books.

Seasonality and cyclicality

In addition to general economic factors, we are impacted by seasonal factors and trends such as major cultural events and vacation patterns. For example, most Asian markets celebrate their respective local New Year in the first quarter, which generally has a negative impact on that quarter. We believe that direct selling in Japan, the United States and Europe is also generally negatively impacted during the third quarter, when many individuals, including our distributors, traditionally take vacations.

We have experienced rapid revenue growth in certain new markets following commencement of operations. This initial rapid growth has often been followed by a short period of stable or declining revenue, then followed by renewed growth fueled by product introductions, an increase in the number of active distributors and increased distributor productivity. The contraction following initial rapid growth has been more pronounced in certain new markets, due to other factors such as business or economic conditions or distributor distractions outside the market.

Distributor information

The following table provides information concerning the number of active and executive distributors as of the dates indicated. Active distributors are those distributors and preferred customers who were resident in the countries in which we operated and purchased products for resale or personal consumption directly from us during the three months ended as of the date indicated. Executive distributors are active distributors who have achieved required monthly personal and group sales volumes as well as sales representatives in China who have completed a qualification process.

	As of December 31, 2007		As of December 31, 2008		As of December 31, 2009		As of March 31, 2009		As of March 31, 2010
	Active	Executive	Active	Executive	Active	Executive	Active	Executive	Active	Executive

North Asia	335,000	14,845	326,000	13,937	319,000	14,144	319,000	13,971	319,000	14,842
Americas	158,000	4,588	171,000	4,876	171,000	5,522	171,000	4,993	167,000	5,481
Greater China	138,000	6,389	115,000	6,323	106,000	6,938	99,000	5,972	108,000	7,155
Europe	59,000	1,957	83,000	2,911	94,000	3,385	85,000	2,850	99,000	3,551
South Asia/Pacific	65,000	2,223	66,000	2,541	71,000	2,950	63,000	2,368	72,000	3,040

Total	755,000	30,002	761,000	30,588	761,000	32,939	737,000	30,154	765,000	34,069

Quarterly results

The following table sets forth selected unaudited quarterly data for the periods shown (U.S. dollars in millions, except per share amounts):

	2008				2009				2010
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter

Revenue	$298.1	$321.7	$310.3	$317.6	$296.2	$322.6	$334.2	$378.1	$364.1
Gross profit	243.9	262.4	253.3	259.4	242.4	261.9	272.1	311.0	299.3
Operating income	27.4	28.9	30.3	38.8	20.2	34.4	40.9	52.2	46.1
Net income	13.5	20.6	16.8	14.5	11.8	22.1	25.6	30.3	31.0

Net income per share:
Basic	0.21	0.32	0.26	0.23	0.19	0.35	0.41	0.48	0.50
Diluted	0.21	0.32	0.26	0.23	0.19	0.35	0.40	0.47	0.48

Recent accounting pronouncements

In June 2009, the FASB amended the consolidation accounting guidance. Effective January 1, 2010, we are required to qualitatively assess the determination of our being the primary beneficiary (“consolidator”) of a variable interest entity (“VIE”) on whether we (1) have the power to direct matters that most significantly impact the activities of the VIE, and (2) have the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. It also requires an ongoing reconsideration of the primary beneficiary and amends events that trigger a reassessment of whether an entity is a VIE. The new model is applicable to all new and existing VIEs. The adoption of this new guidance on January 1, 2010, had no impact on our consolidated financial position or results of operation.

In June 2009, the FASB amended the accounting guidance for determining whether a transfer of a financial asset qualifies for sale accounting. The amended guidance also provided four broad disclosure objectives designed to provide users of the financial statements with an understanding of:

•	the transferor’s continuing involvement with the transferred assets;

•	the nature of any restrictions on the transferor’s assets that relate to a transferred financial asset, including the carrying amount of those assets;

•	how servicing assets and servicing liabilities are reported by the transferor; and

•	how a transfer of financial assets affects the company’s balance sheet, earnings and cash flows.

The prospective adoption of this guidance to new transfers of financial assets beginning January 1, 2010, had no impact on our consolidated financial position or results of operation.

In June 2009, the Financial Accounting Standards Board (the “FASB”) voted to approve the FASB Accounting Standards Codification (“Codification”) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles. The Codification was effective for us commencing July 1, 2009. The FASB Codification does not change U.S. generally accepted accounting principles, but combines all authoritative standards into a comprehensive online database.

Effective January 1, 2009, we adopted the fair value measurement provisions as required by the Fair Value Measurements and Disclosures Topic of Codification, as it relates to non-recurring, nonfinancial assets and liabilities. The adoption of these provisions did not have an impact on our Consolidated Financial Statements.

Effective January 1, 2009, we adopted the provisions relating to the accounting for business combinations as required by the Business Combinations Topic of the Codification. These provisions will impact our financial statements both on the acquisition date and in subsequent periods and will be applied prospectively. The impact of adopting these provisions will depend on the nature and terms of future acquisitions.

Effective January 1, 2009, we adopted the provisions for the accounting and reporting of noncontrolling interests in a subsidiary in consolidated financial statements as required by the Consolidations Topic of the Codification. These provisions recharacterize minority interests as noncontrolling interests and require noncontrolling interests to be classified as a component of shareholders’ equity. These provisions require retroactive adoption of the presentation and disclosure requirements for existing minority interests. The adoption of these provisions had no impact on our consolidated results of operations or financial condition.

Effective January 1, 2009, we adopted enhanced disclosures about how and why we use derivative instruments, how they are accounted for, and how they affect our financial performance as required by the Derivatives and Hedging Topic of the Codification. The enhanced disclosures had no impact on our financial condition, results of operations or cash flows.

Effective June 30, 2009, we adopted the subsequent event provisions of the Codification. These provisions provide guidance on management’s assessment of subsequent events. The adoption of these provisions did not have an impact on our Consolidated Financial Statements.

Currency risk and exchange rate information

A majority of our revenue and many of our expenses are recognized outside of the United States, except for inventory purchases, which are primarily transacted in U.S. dollars from vendors in the United States. The local currency of each of our Subsidiaries’ primary markets is considered the functional currency. All revenue and expenses are translated at weighted-average exchange rates for the periods reported. Therefore, our reported revenue and earnings are positively impacted by a weakening of the U.S. dollar and will be negatively impacted by a strengthening of the U.S. dollar. Given the large portion of our business derived from Japan, any weakening of the yen negatively impacts reported revenue and profits, whereas a strengthening of the yen positively impacts our reported revenue and profits. Given the uncertainty of exchange rate fluctuations, it is difficult to predict the effect of these fluctuations on our future business, product pricing and results of operation or financial condition. However, based on current exchange rate levels, we currently anticipate that foreign currency fluctuations will have a slightly positive impact on reported revenue in 2010.

We may seek to reduce our exposure to fluctuations in foreign currency exchange rates through the use of foreign currency exchange contracts, through intercompany loans of foreign currency and through our Japanese yen-denominated debt. We do not use derivative financial instruments for trading or speculative purposes. We regularly monitor our foreign currency risks and periodically take measures to reduce the impact of foreign exchange fluctuations on our operating results. At March 31, 2010, we held 400 million Japanese yen ($4.3 million as of March 31, 2010) in forward contracts to hedge foreign-currency-denominated debt payments that were paid in April 2010.

Following are the weighted-average currency exchange rates of U.S. $1 into local currency for each of our international or foreign markets in which revenue exceeded U.S. $5.0 million for at least one of the quarters listed:

	2008				2009				2010
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter

Japan(1)	105.0	104.6	107.6	95.7	93.6	97.3	93.5	89.9	90.6
Taiwan	31.5	30.4	31.2	33.0	34.0	33.1	32.8	32.3	31.9
Hong Kong	7.8	7.8	7.8	7.8	7.8	7.8	7.8	7.8	7.8
South Korea	956.4	1,017.3	1,063.1	1,360.6	1,418.4	1,282.8	1,237.3	1,167.4	1,142.0
Malaysia	3.2	3.2	3.3	3.6	3.6	3.5	3.5	3.4	3.4
Thailand	31.0	32.3	33.9	34.9	35.3	34.7	34.0	33.3	32.9
China	7.2	7.0	6.8	6.8	6.8	6.8	6.8	6.8	6.8
Singapore	1.4	1.4	1.4	1.5	1.5	1.5	1.4	1.4	1.4
Canada	1.0	1.0	1.0	1.2	1.2	1.2	1.1	1.1	1.0
Europe	0.7	0.6	0.7	0.8	0.8	0.7	0.7	0.7	0.7

(1)	As of May 28, 2010, the exchange rate of U.S. $1 into the Japanese yen was approximately 90.92.

Description of Capital Stock

Information about our capital stock appears under “Description of Capital Stock” in the accompanying prospectus.

Our business

Overview

We are a leading, global direct selling company with operations in 50 markets worldwide. We develop and distribute innovative, premium-quality anti-aging personal care products and nutritional supplements under our Nu Skin and Pharmanex brands, respectively. We strive to secure competitive advantages in four key areas: our people, our products, the culture we promote, and the business opportunities we offer. In 2009, our 25th year of operations, we posted record revenue of $1.33 billion. Revenue in 2009 grew 7% based on the success of strong product innovation and distributor initiatives.

As of March 31, 2010, we had a global network of approximately 765,000 active distributors. Approximately 34,000 of our distributors were qualified sales leaders we refer to as “executive distributors.” Our executive distributors play a critical leadership role in the growth and development of our business.

Approximately 84% of our 2009 revenue came from our markets outside of the United States. While we have become more geographically diverse over the past decade, Japan, our largest revenue market, accounted for approximately 35% of our 2009 total revenue. Due to the size of our foreign operations, our results are often impacted positively or negatively by foreign currency fluctuations, particularly fluctuations in the Japanese yen. In addition, our results are impacted by global economic, political, demographic and business trends and conditions.

Our business is subject to various laws and regulations globally, particularly with respect to our product categories as well as our direct selling distribution channel, sometimes referred to as “network marketing” or “multi-level marketing.” Accordingly, we face certain risks, including risks associated with potential improper activities of our distributors or any inability to obtain necessary product registrations.

Industry

Direct selling. According to the World Federation of Direct Selling Associations (“WFDSA”), global direct retail sales reached an estimated $114.0 billion in 2008, up from $81.9 billion in 1998. Between 1998 and 2008, the industry (also referred to as networking marketing or multi-level marketing) grew at a compounded annual growth rate (“CAGR”) of 3.4%. The industry’s global sales force has grown from approximately 33.6 million individuals in 1998 to 65.0 million in 2008, an estimated 6.8% CAGR. While recent macroeconomic weaknesses contributed to flat industry sales growth in 2008, as the economy recovers, mature markets stabilize, and emerging markets continue to grow, we expect the global industry will return to positive growth again in the future. Key industry participants include us, Avon, Alticor/Amway, Vorwerk, Mary Kay, Herbalife, Primerica, Tupperware, Natura Cosmeticos, and Oriflame.

The United States, which accounted for approximately $29.6 billion in retail sales and 15.1 million salespeople in 2008, is the largest direct selling market, constituting 26% of the total market in terms of sales. Japan, the second largest market, is approximately $23 billion in size, or 20% of the total market, with 2.7 million salespeople. Other sizeable markets include Brazil (9%), Germany (8%), and South Korea (6%). The top five markets account for roughly 68% of the industry in terms of retail sales, with the top ten accounting for approximately 83% of the industry.

The direct selling model has been widely accepted in North America, Western Europe, and Asia-Pacific regions for some time. Recently, however, more attention is being focused on China, Latin America, Eastern Europe, India, and other less mature regions which are currently under-penetrated markets in the direct selling space but are viewed as having strong potential for growth.

In these emerging markets, the industry is currently benefiting from various cultural and logistical factors, such as a limited modern retail infrastructure, high upfront costs associated with traditional retail formats, and fewer formal employment opportunities for women outside of the home. As a result, direct selling channel growth has outpaced growth in the store-based retailing (“SBR”) channel for certain consumer products. Between 2002 and 2008 in Brazil, Russia, and India, for example, the direct selling of beauty and personal care products, according to Euromonitor, had a CAGR of 19.8% (vs. 13.9% for SBR), 23.9% (vs. 12.9%), and 15.3% (vs. 8.7%), respectively.

The direct selling industry is subject to various laws and regulations globally. Laws and regulations in Japan, South Korea and China are particularly restrictive. Direct selling regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes. In particular, China scrutinizes very closely the activities of direct selling companies. China’s direct selling and anti-pyramiding regulations are very restrictive and contain various limitations, including a restriction on the ability to pay multi-level compensation to independent distributors. In addition, regulators in Japan have recently increased their scrutiny of our industry.

Anti-aging and supplements. The global cosmetics market (which consists of skin and hair products, makeup, fragrances, and toiletries, but excludes soap, toothpaste, and razors) was an estimated $160 billion market in 2008 and grew at a 4.5% CAGR between 1994 and 2008. According to Euromonitor, the anti-aging skin care and “skin nourishing” products segment of the global cosmetics market was an estimated $17 billion segment in 2008 and grew by 13% in 2008. In Brazil, Russia, India, and China (“BRIC”), the segment grew 22% in 2008 compared with 11% in non-BRIC countries. Key competitors in this segment include Avon, Olay (Procter & Gamble), Dermo (L’Oreal), Nivea (Beiersdorf), and Lancome (L’Oreal). Key drivers of growth in the global cosmetics and beauty care market, and the anti-aging segment, include favorable demographic trends as a result of aging populations and increased awareness of the longer-term potential benefits of anti-aging and wellness products, as well as the adoption of “western” purchasing habits in emerging markets.

According to the Nutrition Business Journal, global supplement sales (which consist of vitamins and minerals, herbs and botanicals, and sports, homeopathic, meal and specialty supplements) were approximately $75 billion in 2008, and had a 5% CAGR between 2003 and 2008. This market is projected to grow at approximately the same rate to $94 billion by 2013. The U.S., Western Europe, Japan and China comprise the largest geographical segments. In addition, emerging markets are expected to increase from 10% of the global supplement market in 1995 to 20% by 2013. According to the Nutrition Business Journal, the major contributor to this growth will be China, where the market continues to expand and Chinese consumers have demonstrated an increased willingness to purchase nutrition products. Other key drivers of the industry’s growth globally include:

•	a growing consumer preference for healthier products;

•	increasing consumer interest in “do-it-yourself” health and self-care, particularly in light of the rising cost of healthcare;

•	an aging wealthy population and expanding middle class in developing markets like Asia and the Middle East; and

•	an aging population in mature regions of North America and Western Europe.

Our difference demonstrated

We strive to maintain a competitive advantage in four key areas: our people, our products, our culture, and our opportunity.

Our people—A global network of approximately 765,000 active distributors in 50 countries. We distribute all of our products exclusively through our distributors as opposed to traditional distribution channels such as retail stores or mail order catalogs. Consequently, our most significant asset is our extensive global network of distributors who enable us to introduce products and penetrate new markets with little upfront promotional expense. We believe our competitive sales compensation plan for our distributors has helped us to attract and develop a strong group of distributor leaders who play a critical role in building, motivating and training our extensive distributor network, which we believe is demonstrated by the fact that our distributor network has a higher level of education than the direct selling industry average.

Our products—Science-based, proprietary anti-aging skin care and nutritional products. We believe our innovative approach to product development provides us with a competitive advantage in the anti-aging and direct selling markets. In 2009, we launched a new class of innovative anti-aging products we call “Aging Response Modulators” or ARMs. This new platform is based on the principle that advanced skin care and nutrition products should go beyond treating the signs and symptoms of aging. Our approach is to identify the ultimate sources of aging within the human genome. The scientific basis for ARMs is centered on understanding how to positively influence the expression of specific groups of genes that we believe play a critical role in the quest for preserving youth. Our ageLOC skin care system, which we introduced in the fall of 2009, is the first of such products to be introduced by us. We believe that our in-house research expertise, our license to access a proprietary gene databank that has been developed by researchers working in the anti-aging field for over 30 years, and our research collaborations with respected academic researchers at leading institutions uniquely position and enable us to continue to introduce innovative and proprietary anti-aging products in skin care and nutrition.

Our culture—Improving lives. Our mission statement encourages our people to be a “force for good” by improving lives through the use of both our products and business opportunities and promotes a humanitarian culture. We encourage our distributors, customers and employees to become involved in humanitarian efforts, the most significant of which are our Nourish the Children initiative, which provides our distributors the ability to donate meals to starving children, and our Force for Good Foundation, which supports charitable causes that benefit children. We believe that people are attracted to organizations that focus on more than just financial incentives.

Our opportunity—Global business opportunity. We believe our distributor compensation plan provides our distributors with the incentive to establish a sales organization and customer base in any country where we conduct business. We believe that we were the first major direct selling company to enable sales leaders to develop an international business and receive commissions on global sales volume in their home market. We believe our compensation plan, which pays approximately 42% of our product sales in commissions, is among the most generous compensation plans in the direct selling industry. We believe the high payout of our compensation plan enables sales leaders the opportunity to reach significant income levels and provides us with a competitive advantage in attracting and developing highly capable, motivated sales leaders.

Our product categories

We have two primary product categories, each operating under its own brand. We market our premium-quality personal care products under the Nu Skin brand and our science-based nutritional supplements under the Pharmanex brand.

Presented below are the U.S. dollar amounts and associated revenue percentages from the sale of Nu Skin, Pharmanex, and other products and services for the years ended December 31, 2007, 2008, and 2009, and the quarter ended March 31, 2010. This table should be read in conjunction with the information presented in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which discusses the factors impacting revenue trends and the costs associated with generating the aggregate revenue presented.

Revenue by product category

(U.S. dollars in millions)(1)

	Year ended December 31,						Quarter ended March 31,
Product category	2007		2008		2009		2009		2010

Nu Skin	$498.5	43.0%	$633.4	50.8%	$752.7	56.5%	$163.2	55.1%	$223.3	61.3%
Pharmanex	634.2	54.8	597.7	47.9	565.6	42.5	129.9	43.9	138.1	37.9
Other	25.0	2.2	16.5	1.3	12.8	1.0	3.1	1.0	2.7	0.8

	$1,157.7	100.0%	$1,247.6	100.0%	$1,331.1	100.0%	$296.2	100.0%	$364.1	100.0%

(1)	In 2009, 84% of our sales were transacted in foreign currencies that were then converted to U.S. dollars for financial reporting purposes at weighted-average exchange rates. Foreign currency fluctuations had no material impact on reported revenue in 2009 compared to 2008, negatively impacted reported revenue by approximately 3% in 2008 compared to 2007 and positively impacted reported revenue 8% for the quarter ended March 31, 2010, compared to the same prior-year period.

Nu Skin. Nu Skin is the brand of our original product line and offers premium quality anti-aging personal care products. Our strategy is to leverage our network marketing distribution model to establish Nu Skin as an innovative leader in the anti-aging personal care market. We are committed to continuously improving and evolving our product formulations to develop and incorporate innovative and proven ingredients.

Our new ageLOC anti-aging skin care products are designed to target both the signs and the ultimate sources of aging. Research for our ageLOC platform has identified and targeted what we call Youth Gene Clusters, functional groups of genes that regulate how we appear to age. We incorporate this research into ageLOC products that have been demonstrated to support and reset Youth Gene Clusters to function in more youthful patterns of activity. Our ageLOC products provide both corrective and preventative benefits in preserving youth and in reducing the signs of aging.

Another innovative product that positively impacted our revenue growth over the past four years is the Galvanic Spa System. The Galvanic Spa instrument emits a very mild electrical current. When the Galvanic Spa System is used to apply products that carry either positively or negatively charged active ingredients, product efficacy improves dramatically. The Galvanic Spa System is an ideal direct selling product because our distributors can demonstrate its benefits. This helps them to recruit new customers and distributors. Our Galvanic Spa System, Galvanic Spa Gels, and associated products accounted for approximately 19% of our total revenue and 33% of Nu Skin revenue in 2009. In the first quarter of 2010, we introduced an ageLOC Edition Galvanic Spa System II to capitalize on enthusiasm for ageLOC generally in all of our markets except for South Korea and our Southeast Asia region. This newest system is more user-friendly and improves the amount of ingredients delivered to the skin. We plan to launch this improved ageLOC Edition Galvanic Spa System II in South Korea in 2011 and in Southeast Asia in the second half of 2010.

The following table summarizes our Nu Skin product line by category:

Category	Description	Selected products

Core Systems	Regardless of skin type, our core systems provide a solid foundation for our customers’ individual skin care needs. Our systems are developed to target specific skin concerns and are made from ingredients scientifically proven to provide visible results for concerns ranging from aging to acne.	ageLOC Transformation ageLOC Future Serum ageLOC Elements Nu Skin 180º Anti- Aging Skin Therapy System Nu Skin Tri-Phasic White Nutricentials Nu Skin Clear Action Acne Medication System

Targeted Treatments	Our customized skin care line allows a customer to tailor product regimens that help deliver younger looking skin at any age. The products are developed using cutting-edge ingredient technologies that target specific skin care needs.

ageLOC Edition Galvanic Spa

    System II

Galvanic Spa Gels with ageLOC

Tru Face Essence

Ultra Tru Face Line Corrector

Enhancer Skin Conditioning Gel

Celltrex Ultra Recovery Fluid

Celltrex CoQ10 Complete

NAPCA Moisturizer

Polishing Peel Skin Refinisher

Total Care	Our total care line addresses body, hair and oral care. The total care line can be used by families and the products are designed to deliver superior benefits from head to toe for the ultimate sense of total body wellness.	Body Bar Liquid Body Lufra Perennial Intense Body Moisturizer Dividends Men’s Care AP-24 Dental Care Nu Skin Renu Hair Mask

Cosmetic	The Nu Colour cosmetic line products are targeted to define and highlight your natural beauty.	Tinted Moisturizer SPF 15 Finishing Powder Contouring Lip Gloss Defining Effects Mascara

Epoch	Our Epoch line is distinguished by utilizing traditional knowledge of indigenous cultures for skin care. Each Epoch product is formulated with botanical ingredients derived from renewable resources found in nature. In addition, we contribute a percentage of our proceeds from Epoch sales to charitable causes.

Baobab Body Butter

Sole Solution Foot Treatment

Calming Touch Soothing Skin     Cream

Glacial Marine Mud

IceDancer Invigorating Leg Gel

Everglide Foaming Shave Gel

Ava puhi moni Shampoo

Epoch Baby Hibiscus Hair &     Body Wash

Pharmanex. We market a variety of anti-aging nutritional products under our Pharmanex brand. Direct selling has proven to be an extremely effective method of marketing our high-quality nutritional supplements because our distributors can personally educate consumers on the quality and benefits of our products, differentiating them from our competitors’ offerings. LifePak, our flagship line of micronutrient supplements, accounted for 18% of our total revenue and 43% of Pharmanex revenue in 2009. Our other top selling Pharmanex product is a nutritional juice that we market under the g3 trademark. We successfully launched our g3 nutritional juice in 2005. Our g3 nutritional juice generated approximately $8.5 million in sales during its first year of sales, and approximately $63.2 million in its second-year of sales.

Our strategy for our nutritional supplement business is to continue to introduce innovative, substantiated anti-aging products based on extensive research and development and quality manufacturing. In the fourth quarter of 2010, we plan to introduce our first ageLOC nutritional products designed to address the internal sources of aging. This product will be launched in Japan, the United States, Canada, and our markets in Europe and Latin America. We are also working on developing a comprehensive anti-aging ageLOC supplement to introduce in late 2011 with a planned global rollout of the product in 2012. We believe the addition of ageLOC nutritional products will continue to bridge the two key anti-aging categories of skin care and nutrition to deliver a unique, more comprehensive approach to anti-aging.

The following table summarizes our Pharmanex product line by category:

Category	Description	Selected products

Nutritionals	Pharmanex nutritional products supply a broad spectrum of micronutrients that our bodies need as a foundation for a lifetime of optimal health. Our LifePak family of products along with our g3 superfruit juice are the top-selling products in our nutritionals line.	LifePak family of products g3 juice

Solutions	Our targeted solutions supplements contain standardized levels of botanical and other active ingredients that are formulated for consumers to meet the demands of everyday life.	Tegreen 97 ReishiMax GLp MarineOmega Cholestin CordyMax Cs-4 Cortitrol Detox Formula / Eye Formula

Weight Management	Our weight management products include supplements as well as meal replacement shakes.	The Right Approach (TRA) weight management system MyVictory! weight management program

Vitameal	A highly nutritious meal that can be purchased and donated through our Nourish the Children initiative to feed starving children or purchased for personal food storage.	Vitameal

Other. We also offer a limited number of other products and services, including digital content storage, water purifiers and other household products. We also have integrated technology into other areas of our business and offer advanced tools and services that help distributors establish an online presence and manage their business. These “other” categories of products represented only a small percentage of our revenue in 2009 and will not likely be an area of focus in the next few years.

Sourcing and production

Nu Skin. In order to maintain high product quality, we acquire our ingredients and contract production of our proprietary products from suppliers and manufacturers that we believe are reliable, reputable and deliver high quality materials and service. Our ageLOC Edition Galvanic Spa System II is procured from a single vendor who owns certain patent rights associated with such product. We believe our agreements with this vendor are sufficiently long-term and exclusive. However, to continue offering this product category following any termination of our relationship with this vendor, we would need to develop a new galvanic unit and source it from another supplier. We also acquire ingredients and products from one other supplier that currently manufactures products representing approximately 30% of our Nu Skin personal care revenue in 2009. We maintain a good relationship with our suppliers and do not anticipate that either party will terminate the relationship in the near term. We also have ongoing relationships with secondary and tertiary suppliers. Please refer to “Risk Factors—The loss of suppliers or shortages in ingredients could harm our business” for a discussion of risks and uncertainties associated with our supplier relationships and with the sourcing of raw materials and ingredients.

We also established a production facility in Shanghai, where we currently manufacture our personal care products sold in China, as well as a small portion of product exported to select other markets. We believe that if the need arose, this plant could be expanded or other facilities could be built in China to produce larger amounts of inventory for export or as a back up to our existing supply chain.

Pharmanex. Substantially all of our Pharmanex nutritional supplements and ingredients, including LifePak, are produced or provided by third-party suppliers and manufacturers. We rely on two partners for the majority of our Pharmanex products, one of which supplies products that represent approximately 35% of our nutritional supplement revenue while the other supplier manufactures products that represent approximately 20% of our nutritional supplement revenue in 2009. In the event we become unable to source any products or ingredients from these suppliers or from other current vendors, we believe that we would be able to produce or replace those products or substitute ingredients without great difficulty or significant increases to our cost of goods sold. Please refer to “Risk Factors—The loss of suppliers or shortages in ingredients could harm our business” for a discussion of certain risks and uncertainties associated with our supplier relationships, as well as with the sourcing of raw materials and ingredients.

We also maintain a facility in Zhejiang Province, China, where we produce some of our Pharmanex nutritional supplements for sale in China and herbal extracts used to produce Tegreen 97, ReishiMax GLp and other products sold globally.

Research and development

We continually invest in our research and development capabilities. Our research and development expenditures were $10.0 million, $9.6 million and $10.4 million in 2007, 2008 and 2009, respectively. These amounts do not include salary and overhead expenses for our internal research and development activities. Because of our commitment to product innovation, we plan to continue to commit resources to research and development in the future. As we invest in our ageLOC platform of products, we expect an increase in our research and development expenditures over the next couple of years.

The Nu Skin Center for Anti-Aging Research, our primary research and testing laboratory located adjacent to our office complex in Provo, Utah, houses both Pharmanex and Nu Skin research facilities and professional and technical personnel. We are currently in the preliminary planning phase of building a state-of-the-art innovation center adjacent to our corporate headquarters, a portion of which will be dedicated to research and development. We believe this facility will cost approximately $40 million and will take roughly two years to complete. We also maintain research facilities in China. Much of our Pharmanex research is conducted in China, where we benefit from a well-educated, low-cost, scientific labor pool that enables us to conduct research at a much lower cost than would be possible in the United States.

We have joint research projects with numerous independent scientists, including a scientific advisory board comprised of recognized authorities in disciplines related to our nutritional and personal care product categories. We also fund and collaborate on basic research projects with researchers from prominent universities and research institutions in the United States, Europe and Asia, whose staffs include scientists with basic research expertise in natural product chemistry, biochemistry, dermatology, pharmacology and clinical studies.

In addition, we evaluate a significant number of product ideas for our Nu Skin and Pharmanex categories presented by outside sources. We utilize strategic licensing and other relationships with vendors for access to directed research and development work for innovative and proprietary offerings.

Intellectual property

Our major trademarks are registered in the United States and in each country where we operate or have plans to operate, and we consider trademark protection to be very important to our business. Our major trademarks include Nu Skin®, our fountain logos, Pharmanex®, ageLOC™, LifePak® and Galvanic Spa®. In addition, a number of our products, including the ageLOC Edition Galvanic Spa System II and Pharmanex BioPhotonic Scanner, are based on proprietary technologies and formulations, some of which are patented or licensed from third parties. We also rely on trade secret protection to protect our proprietary formulas and other proprietary information.

Geographic sales regions

We currently sell and distribute our products in 50 markets. We have segregated our markets into five geographic regions: North Asia, Americas, Greater China, Europe, and South Asia/Pacific. The following table sets forth the revenue for each of the geographic regions for the years ended December 31, 2007, 2008 and 2009, and the quarters ended March 31, 2009 and 2010:

(U.S. dollars in millions)	Year ended December 31,						Quarter ended March 31,
	2007		2008		2009		2009		2010

North Asia	$585.8	50%	$594.5	48%	$606.1	45%	$139.8	47%	$170.9	47%
Americas	188.3	16	223.9	18	260.9	20	58.4	20	62.4	17
Greater China	205.0	18	210.0	17	210.4	16	47.5	16	57.7	16
Europe	77.2	7	111.6	9	133.6	10	26.7	9	37.8	10
South Asia/Pacific	101.4	9	107.6	8	120.1	9	23.8	8	35.3	10

	$1,157.7	100%	$1,247.6	100%	$1,331.1	100%	$296.2	100%	$364.1	100%

Additional comparative revenue and related financial information is presented in the tables captioned “Segment Information” in Note 17 to our Consolidated Financial Statements which can be found in our Annual Report on Form 10-K for the year ended December 31, 2009 and in Note 7 to our Consolidated Financial Statements which can be found in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

Set forth below is information regarding the key markets in our geographic regions. The information includes information about the launch of key new products. With the launch of ageLOC we have been implementing a launch process that has been refined in our South Korea market. This process generally involves introducing the product in a market through a limited time offering that is often tied to a distributor event. The limited offering usually only lasts for three to five days, but typically generates significant distributor activity and purchasing. We then launch the product for general sales two to three months following the limited time offering. Information regarding product launches below refers to the launch of the product for general sales and not to the limited time offering used to introduce the product. Reference to introduction of a product refers to the limited time offering.

North Asia. The following table provides information on each of the markets in the North Asia region, including estimated market size based on data on 2008 retail sales in the direct selling industry published by the World Federation of Direct Selling Associations (“WFDSA”), the year we commenced operations in the market, 2009 revenue, and the percentage of our total 2009 revenue for each market:

(U.S. dollars in millions)	Market size	Year opened	2009 Revenue	Percentage of 2009 revenue

Japan	$22,284	1993	$461.9	35%
South Korea	$7,000	1996	$144.2	11%

Japan is our largest market and accounted for approximately 35% of total revenue in 2009. We market most of our Nu Skin and Pharmanex products in Japan, along with a limited number of other offerings. In addition, all product categories offer a limited number of locally developed products sold exclusively in our Japanese market. In the fourth quarter of 2009, we introduced our ageLOC Future Serum in Japan, with a general launch following in January 2010. We launched the full ageLOC system in Japan in the second quarter of this year. We currently plan to introduce an ageLOC nutritional product in the fourth quarter of 2010. A more comprehensive ageLOC nutritional product is being developed for introduction in Japan in late 2011.

The direct selling environment in Japan continues to be difficult as the industry has been on the decline for several years and regulatory and media scrutiny have increased. Please refer to “Business—Government Regulation” and “Risk Factors” for a discussion of risks and uncertainties associated with challenges in the Japan market.

In South Korea, we offer most of our Nu Skin and Pharmanex products, along with a limited number of other offerings. In April 2010, we launched the ageLOC Transformation skin care system following a very successful limited offering in January. We currently anticipate that our more comprehensive ageLOC nutritional product will be introduced in South Korea in the fourth quarter of 2011.

Americas. The following table provides information on each of the markets in the Americas region, including estimated market size based on data on 2008 retail sales in the direct selling industry published by the WFDSA, the year we commenced operations in the market, 2009 revenue, and the percentage of our total 2009 revenue for each market:

(U.S. dollars in millions)	Market size	Year opened	2009 Revenue	Percentage of 2009 revenue

United States	$29,600	1984	$218.6	16%
Canada	$1,180	1990	$23.5	2%
Latin America(1)	*	1994	$18.8	1%

(1)	Latin America includes Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Mexico and Venezuela.

*	WFDSA data is not available for all of our markets in Latin America.

Substantially all of our Nu Skin and Pharmanex products, as well as limited other products and services, are available for sale in the United States. In October 2009, we introduced the ageLOC Transformation skin care system to our US market at our global convention, with the full launch occurring in January 2010. We currently plan to introduce an ageLOC nutritional product in the fourth quarter of 2010 to our North America and Latin America markets. A more comprehensive ageLOC nutritional product is being developed for introduction in late 2011. In 2009, we opened operations in Colombia.

Greater China. The following table provides information on each of the markets in the Greater China region, including estimated market size based on data on 2008 retail sales in the direct selling industry published by the WFDSA, the year we commenced operations in the market, 2009 revenue, and the percentage of our total 2009 revenue for each market:

(U.S. dollars in millions)	Market size	Year opened	2009 Revenue	Percentage of 2009 revenue

Taiwan	$1,640	1992	$91.7	7%
China	*	2003	$71.1	5%
Hong Kong	$191	1991	$47.6	4%

*	WFDSA data is not available for Mainland China.

Our Hong Kong and Taiwan markets operate using our global direct selling business model and global compensation plan. We offer a robust product offering of the majority of our Nu Skin and Pharmanex products and limited other products and services in Hong Kong and Taiwan, although one of our flagship Nu Skin products, the Galvanic Spa System II, is not approved for sale in Taiwan. Approximately 50% of our revenue in these markets comes from orders through our monthly product subscription program, which has led to improved retention of customers and distributors and has helped streamline the ordering process.

In China, we sell many of our Nu Skin products and a locally produced value line of personal care products under the Scion brand name. We also sell a select number of Pharmanex products, including our number one nutritional product, LifePak.

We currently are unable to operate under our global direct selling business model in China as a result of regulatory restrictions on direct selling activities in this market. Consequently, we have developed a hybrid business model that utilizes retail stores with an employed sales force and contractual sales promoters to sell products through fixed locations that we are supplementing with a direct sales opportunity in those locations where we have obtained a direct sales license. We continue to operate our retail store/employed sales representative model because we believe it provides us with more flexibility in the manner in which we can operate throughout China and compensate our sales representatives given the restrictions in the new direct selling regulations. We rely on our sales force to market and sell products at the various retail locations supported by only minimal advertising and traditional promotional efforts. Our sales employees may also refer individuals to the Company for employment as sales representatives or contractual sales promoters. Our retail model in China is largely based upon our ability to attract customers to our retail stores through our sales force, to educate them about our products through frequent training meetings, and to obtain repeat purchases.

We also continue to implement a direct sales opportunity that allows us to engage independent direct sellers who can sell products away from our retail stores. We have received licenses and approvals to engage in direct selling activities in the municipalities of Shanghai, Beijing and in five cities in the Guangdong province, and we continue to work to obtain the necessary approvals in other locations in China. The direct selling licenses allow us to engage an entry-level, non-employee sales force that can sell products away from fixed retail locations. Our current direct sales model is structured in a manner that we believe is complementary to our existing retail sales model.

We launched our ageLOC Galvanic Spa System in our Greater China markets, excluding Taiwan, in January 2010, and launched our ageLOC Transformation product set at our Greater China convention in May 2010, which will be available for sale going forward in Taiwan and Hong Kong. The ageLOC Transformation kit will launch in Mainland China as soon as necessary regulatory approvals are obtained. We currently estimate the pre-launch will occur in the third quarter of 2010 with the general launch taking place in the fourth quarter of 2010. We are working towards launching our comprehensive ageLOC nutritional product in the first half of 2012 in this region.

Europe. The following table provides information on our Europe region, including the year we commenced operations in the market, revenue for 2009, and the percentage of our total 2009 revenue for the region.

(U.S. dollars in millions)	Market size	Year opened	2009 Revenue	Percentage of 2009 revenue

Europe region(1)	*	1995	$133.6	10%

(1)	Europe includes Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Iceland, Israel, Italy, Luxembourg, the Netherlands, Norway, Poland, Portugal, Romania, Russia, Slovakia, South Africa, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

*	WFDSA data is not available for all of our markets in Europe.

We currently operate and offer a full range of Nu Skin and Pharmanex products in 26 countries throughout Northern, Eastern, and Central Europe as well as in Israel and South Africa. In the first quarter of 2010, we launched the ageLOC Transformation skin care system. We plan to introduce our initial ageLOC nutritional product in the fourth quarter of 2010 in Europe. We currently plan to launch a more comprehensive ageLOC nutritional product in January of 2012. Various products and distributor tools have contributed to Europe’s recent success, including the Galvanic Spa System II, the Pharmanex BioPhotonic Scanner, and g3. We have been experiencing strong growth in Central and Eastern European markets. In 2009, we opened operations in Turkey. In 2009, our revenue was earned in the following regions as follows: North Europe (Norway, Denmark, Sweden, United Kingdom, Ireland, Finland, and Iceland), 27%; East Europe (Hungary, Romania, Czech Republic, Poland, Turkey and Slovakia), 25%; West Europe (Netherlands, Germany, France, Belgium, Spain, Portugal, Italy, Austria, Luxembourg, and Switzerland), 32%, and Russia, Israel and South Africa, 16%.

South Asia/Pacific. The following table provides information on each of the markets in the South Asia/Pacific region, including estimated market size based on data on 2008 retail sales in the direct selling industry published by the WFDSA, the year we commenced operations in the market, 2009 revenue, and the percentage of our total 2009 revenue for each market:

(U.S. dollars in millions)	Market size	Year opened	2009 Revenue	Percentage of 2009 revenue

Singapore/Malaysia/Brunei(1)	$1,294	2000/2001/2004	$49.2	4%
Thailand	$1,583	1997	$38.8	3%
Australia/New Zealand	$980	1993	$14.2	1%
Indonesia	$726	2005	$10.7	1%
Philippines	$364	1998	$7.2	1%

(1)	The market size for Singapore is $264 million based on 2008 retail sales data in the direct selling industry. Our 2009 revenue in Singapore was $18.7 million.

We offer a majority of our Pharmanex and Nu Skin products in the South Asia/Pacific region. In the first quarter 2010, we began to introduce the ageLOC Transformation skin care system and ageLOC products designed to address the internal sources of aging in our Southeast Asia region, and we plan to fully launch the products in July of 2010. We currently anticipate that our ageLOC nutritional product will launch in first half of 2012 in this region. Marketing initiatives in South Asia/Pacific have centered on monthly product subscription orders and the Galvanic Spa System II.

Distribution

Overview. The foundation of our sales philosophy and distribution system is network marketing. We sell our products through distributors who are not employees, except in China where we sell our products through employed retail sales representatives, contractual sales promoters and independent direct sellers. Our distributors generally purchase products from us for resale to consumers and for personal consumption. We also sell products directly to preferred customers at discounted monthly subscription prices.

Network marketing is an effective vehicle to distribute our products because:

•	distributors can educate consumers about our products in person, which we believe is more effective for premium-quality, differentiated products than using traditional advertising;

•	direct sales allow for actual product demonstrations and testing by potential customers;

•	there is greater opportunity for distributor and customer testimonials; and

•	as compared to other distribution methods, our distributors can provide customers higher levels of service and encourage repeat purchases.

“Active distributors” under our global compensation plan are defined as those distributors who have purchased products for resale or personal consumption during the previous three months. In addition, we have implemented “preferred customer” programs in many of our markets, which allow customers to purchase products directly from us, generally on a recurring monthly product subscription basis. We include preferred customers who have purchased products during the previous three months in our “active distributor” numbers. While preferred customers are legally very different from distributors, both are considered customers of our products.

“Executive distributors” under our global compensation plan must achieve and maintain specified personal and group sales volumes each month. Once an individual becomes an executive distributor, he or she can begin to take advantage of the benefits of commission payments on personal and group sales volume. As a result of direct selling restrictions in China, we have implemented a hybrid business model utilizing sales employees and contractual sales promoters in our retail stores in addition to independent direct sellers. (See the discussion on China in “Business—Geographic Sales Regions.”)

Our revenue is highly dependent upon the number and productivity of our distributors. Growth in sales volume requires an increase in the productivity and/or growth in the total number of distributors. As of March 31, 2010, we had a global network of approximately 765,000 active distributors. Approximately 34,000 of our distributors were executive distributors. Our number of active distributors has historically fluctuated from year to year based on various factors, including our business model transition in China, efforts to train and discipline distributors in Japan and changes in promotions. As of each of the dates indicated below, we had the following number of active and executive distributors in the referenced regions:

Total number of active and executive distributors by region

	As of December 31, 2007		As of December 31, 2008		As of December 31, 2009		As of March 31, 2009		As of March 31, 2010
	Active	Executive	Active	Executive	Active	Executive	Active	Executive	Active	Executive

North Asia	335,000	14,845	326,000	13,937	319,000	14,144	319,000	13,971	319,000	14,842
Americas	158,000	4,588	171,000	4,876	171,000	5,522	171,000	4,993	167,000	5,481
Greater China	138,000	6,389	115,000	6,323	106,000	6,938	99,000	5,972	108,000	7,155
Europe	59,000	1,957	83,000	2,911	94,000	3,385	85,000	2,850	99,000	3,551
South Asia/Pacific	65,000	2,223	66,000	2,541	71,000	2,950	63,000	2,368	72,000	3,040

Total	755,000	30,002	761,000	30,588	761,000	32,939	737,000	30,154	765,000	34,069

Sponsoring. We rely on our distributors to recruit and sponsor new distributors of our products. While we provide internet support, product samples, brochures, magazines, and other sales and marketing materials at cost, distributors are primarily responsible for recruiting and educating new distributors with respect to products, our global compensation plan, and how to build a successful distributorship.

The sponsoring of new distributors creates multiple levels in a network marketing structure. Individuals that a distributor sponsors are referred to as “downline” or “sponsored” distributors. If downline distributors also sponsor new distributors, they create additional levels in the structure, but their downline distributors remain in the same downline network as their original sponsoring distributor.

Sponsoring activities are not required of distributors and we do not pay any commissions for sponsoring new distributors. However, because of the financial incentives provided to those who succeed in building and mentoring a distributor network that resells and consumes products, many of our distributors attempt, with varying degrees of effort and success, to sponsor additional distributors. People often become distributors after using our products as regular customers. Once a person becomes a distributor, he or she is able to purchase products directly from us at wholesale prices. The distributor is also entitled to sponsor other distributors in order to build a network of distributors and product users. A potential distributor must enter into a standard distributor agreement, which among other things, obligates the distributor to abide by our policies and procedures.

Global compensation plan. One of our competitive advantages is our global sales compensation plan. Under our global compensation plan, a distributor is paid consolidated monthly commissions in the distributor’s home country, in local currency, for the distributor’s own product sales and for product sales in that distributor’s downline distributor network across all geographic markets. Because of restrictions on direct selling in China, our sales employees and contractual sales promoters there do not participate in the global compensation plan, but are instead compensated according to a compensation model established for that market.

Commissions on the sale of an individual Nu Skin or Pharmanex product can exceed 50% of the wholesale price, except in a limited number of markets where commissions are limited by law. The actual commission payout percentage, however, varies depending on the number of distributors at each payout level within our global compensation plan. Historically, our distributor compensation plan has paid out to distributors approximately 42% of commissionable sales. We believe that our commission payout as a percentage of total sales is among the most generous paid by major direct selling companies.

From time to time, we make modifications and enhancements to our global compensation plan to help motivate distributors. In 2008 and 2009, we successfully launched modifications to our compensation plan worldwide designed to improve commission payments early in the distributor lifecycle. In addition, we evaluate a limited number of distributor requests on a monthly basis for exceptions to the terms and conditions of the global compensation plan, including volume requirements. While our general policy is to discourage exceptions, we believe that the flexibility to grant exceptions is critical in retaining distributor loyalty and dedication and we make exceptions in limited cases as necessary.

High level of distributor incentives. Based upon management’s knowledge of our competitors’ distributor compensation plans, we believe our global compensation plan is among the most financially rewarding plans offered by leading direct selling companies. There are two fundamental ways in which our distributors can earn money:

•	through retail markups on sales of products purchased by distributors at wholesale; and
•	through a series of commissions on product sales.

Each of our products carries a specified number of sales volume points. Commissions are based on total personal and group sales volume points per month. Sales volume points are generally based upon a product’s wholesale cost, net of any point-of-sale taxes. As a distributor’s business expands to successfully sponsoring other distributors into the business, who in turn expand their own businesses, a distributor receives a higher percentage of commissions. An executive’s commissions can increase substantially as multiple downline distributors achieve executive status. In determining commissions, the number of levels of downline distributors included in an executive’s commissionable group increases as the number of executive distributorships directly below the executive increases.

Distributor support. We are committed to providing high-level support services tailored to the needs of our distributors in each market. We attempt to meet the needs and build the loyalty of distributors by providing personalized distributor services and by maintaining a generous product return policy. Because the majority of our distributors are part time and have only a limited number of hours each week to concentrate on their business, we believe that maximizing a distributor’s efforts by providing effective distributor support has been, and will continue to be, important to our success.

Through training meetings, distributor conventions, web-based messages, distributor focus groups, regular telephone conference calls, and other personal contacts with distributors, we seek to understand and satisfy the needs of our distributors. We provide walk-in, telephonic, and Web-based product fulfillment and tracking services that result in user-friendly, timely product distribution. Several of our walk-in retail centers maintain meeting rooms, which our distributors may utilize for training and sponsoring activities. Because of our efficient distribution system, we believe that most of our distributors do not maintain a significant inventory of our products.

Payments. Distributors generally pay for products prior to shipment. Accordingly, we carry minimal accounts receivable. Distributors typically pay for products in cash, by wire transfer or by credit card.

Product returns. In order to provide a high level of consumer-protection, we offer a generous return policy. While our operations and applicable regulations vary somewhat from country to country, we generally follow a uniform procedure for product returns. For 30 days from the date of purchase, our product return policy generally allows a retail customer to return any Nu Skin or Pharmanex product to us directly or to the distributor through whom the product was purchased for a full refund. After 30 days from the date of purchase, the end user’s return privilege is at the discretion of the distributor. Our distributors can generally return unused products directly to us for a 90% refund for one year. Through 2009, our experience with actual product returns averaged less than 5% of annual revenue.

Rules affecting distributors. We monitor regulations and distributor activity in each market to ensure our distributors comply with local laws. Our published distributor policies and procedures establish the rules that distributors must follow in each market. We also monitor distributor activity to maintain a level playing field for our distributors, ensuring that some are not disadvantaged by the activities of others. We require our distributors to present products and business opportunities ethically and professionally. Distributors further agree that their presentations to customers must be consistent with, and limited to, the product claims and representations made in our literature.

Distributors must represent to us that their receipt of commissions is based on retail sales and substantial personal sales efforts. We must also monitor sales aids used by distributors such as videotapes, audiotapes, brochures and promotional clothing to help ensure they comply with applicable laws and regulations. Distributors may not use any form of media advertising to promote products. Products may be promoted only by personal contact or by literature produced or approved by the Company.

Our products may not be sold, and our business opportunities may not be promoted, in traditional, non-Company owned retail environments. We have made an exception to this rule by allowing some of our Pharmanex products to be sold in independently owned pharmacies and drug stores meeting specified requirements. Distributors who own or are employed by a service-related business, such as a doctor’s office, hair salon or health club, may make products available to regular customers as long as products are not displayed visibly to the general public in a manner to attract the general public into the establishment to purchase products.

In order to qualify for commission bonuses, our distributors generally must satisfy specific requirements including achieving at least 100 points, which is approximately $100 in personal sales volume per month. In addition, individual markets may have requirements specific to that country based on regulatory factors. For example, in the United States, distributors must also:

•	document retail sales or customer connections to established numbers of retail customers; and
•	sell and/or consume at least 80% of personal sales volume.

We systematically review reports of alleged distributor misbehavior. If we determine one of our distributors has violated any of our policies or procedures, we may terminate the distributor’s rights completely. Alternatively, we may impose sanctions, such as warnings, probation, withdrawal or denial of an award, suspension of privileges of a distributorship, fines and/or withholding of commissions until specified conditions are satisfied, or other appropriate injunctive relief.

Our culture

From our inception over 25 years ago, Nu Skin Enterprises’ mission has been to improve people’s lives—through our quality products, our rewarding business opportunities and by promoting an uplifting and enriching culture. Our mission statement encourages people to be a “force for good” in the world around them. Our culture unites our distributors, customers and employees in innovative humanitarian efforts, the most significant of which are our Nourish the Children initiative that provides our distributors the ability to donate meals to starving children, and our Force for Good Foundation that supports many charitable causes that benefit children. In short, we believe that people are attracted to organizations that focus on more than just financial incentives. We encourage our distributors and our employees to live each day with an understanding that together we have the opportunity to make the world a better place.

Nourish the children. In 2002, we introduced an innovative humanitarian initiative, Nourish the Children, which applies the power of our distribution network to help address the problem of hunger and malnutrition. We sell a highly nutritious meal replacement product under the brand, “VitaMeal,” and encourage our distributors, customers and employees to purchase VitaMeal and donate their purchase to charitable organizations that specialize in distributing food to alleviate famine and poverty. Distributors earn commissions on sales of Vitameal to distributors in their downline and their customers. For every eight packages of VitaMeal purchased and donated, we donate an additional package. Since 2002, our distributors, customers and employees have joined together to donate more than 200 million meals to malnourished children in various locations throughout the world.

Force for good foundation. The original Force for Good campaign was introduced in conjunction with the Nu Skin Epoch product line in 1996. This unique brand of skin and hair care products was developed in partnership with the world’s leading ethnobotanists. A donation of 25 cents from the sale of each Epoch product was directed to preserve the environments, languages, lifestyles, and traditions of indigenous people around the world. Today, the Force for Good Foundation provides support for charitable efforts throughout the globe, with a special emphasis on addressing the humanitarian needs of children. Charitable projects supported by the Force for Good Foundation, our Company, our employees, and our distributors include helping to provide crucial heart surgeries for children in Southeast Asia and China, supporting schools for children in need, helping farmers in Malawi be trained to grow more crops to better support the needs of their families, and other projects.

Competition

Direct selling companies. We compete with other direct selling organizations, some of which have a longer operating history and higher visibility, name recognition and financial resources than we do. The leading direct selling companies in our existing markets are Avon and Alticor (Amway). We compete for new distributors on the strength of our multiple business opportunities, product offerings, global compensation plan, management, and our international operations. In order to successfully compete in this market and attract and retain distributors, we must maintain the attractiveness of our business opportunities to our distributors.

Nu Skin and pharmanex products. The markets for our Nu Skin and Pharmanex products are highly competitive. Our competitors include manufacturers and marketers of personal care and nutritional products, pharmaceutical companies and other direct selling organizations, many of which have longer operating histories and greater name recognition and financial resources than we do. We compete in these markets by emphasizing the innovation, value and premium quality of our products and the convenience of our distribution system. We focus on delivering a product whose value can be measured and provide our distributors with powerful tools that allow them to demonstrate this effectiveness.

Government regulation

Direct selling activities. Direct selling activities are regulated by various federal, state and local governmental agencies in the United States and foreign countries. Laws and regulations in Japan, South Korea and China are particularly restrictive and difficult. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales, use high-pressure recruiting methods and/or do not involve legitimate products. The laws and regulations in our current markets often:

•	impose cancellation/product return, inventory buy-backs and cooling-off rights for consumers and distributors;

•	require us or our distributors to register with governmental agencies;

•	impose caps on the amount of commission we can pay;

•	impose reporting requirements; and

•

impose upon us requirements, such as requiring distributors to maintain levels of retail sales to qualify to receive commissions, to ensure that distributors are being compensated for sales of products and not for recruiting new distributors.

The laws and regulations governing direct selling are modified from time to time, and, like other direct selling companies, we are subject from time to time to government investigations in our various markets related to our direct selling activities. This can require us to make changes to our business model and aspects of our global compensation plan in the markets impacted by such changes and investigations.

Regulators in Japan have increased their scrutiny of our industry. Several direct sellers in Japan have been penalized for actions of their distributors that violated applicable regulations, including one prominent international direct selling company that was suspended from sponsoring activities for three months in 2008, and another large Japanese direct selling company that was suspended from sponsoring activities for six months in 2009. In addition, Japanese media has reported on increased political pressure on lawmakers supporting our industry.

We continue to experience a high level of general inquiries regarding our company and complaints to consumer protection centers in Japan and have taken steps to try to resolve these issues including providing additional training to our distributors and restructuring our compliance group in Japan. We have seen improvements in some prefectures, but not in others. In 2009, we received one written and one oral warning from consumer protection centers in two prefectures raising concerns about our distributor training and number of general inquiries and complaints. We are implementing additional steps to reinforce our distributor education and training in Japan to help address these concerns. If consumer complaints escalate to a government review or if the current level of complaints does not improve, there is an increased likelihood that regulators could take action against us or we could receive negative media attention, either of which could harm our business.

As a result of restrictions in China on direct selling activities, we have implemented a retail store model utilizing an employed sales force and contractual sales promoters, and we are currently integrating direct selling in our business model in this market pursuant to applicable direct selling regulations. The regulatory environment in China remains complex. China’s direct selling and anti-pyramiding regulations are restrictive and contain various limitations, including a restriction on the ability to pay multi-level compensation. Our operations in China have attracted significant regulatory and media scrutiny since we expanded our operations there in January 2003. Regulations are subject to discretionary interpretation by municipal and provincial level regulators as well as local customs and practices. Interpretations of what constitutes permissible activities by regulators can vary from province to province and can change from time to time because of the lack of clarity in the rules regarding direct selling activities and differences in customs and practices in each location.

Because of the Chinese government’s significant concerns about direct selling activities, it scrutinizes very closely activities of direct selling companies. At times, investigations and related actions by government regulators have impeded our ability to conduct business in certain locations, and have resulted in a few cases where we have paid substantial fines. In each of these cases, we have been allowed to recommence operations after the government’s investigation, and no material changes to our business model were required in connection with these fines and impediments. Please refer to “Risk Factors” for more information on the regulatory risks associated with our business in China.

The regulatory environment with respect to direct selling in China remains fluid and the process for obtaining the necessary governmental approvals to conduct direct selling continues to evolve. The regulations and processes in some circumstances have been interpreted differently by different governmental authorities. In order to expand our direct selling model into additional provinces we currently must obtain a series of approvals from the Departments of Commerce in such provinces, the Shanghai Department of Commerce (our supervisory authority), as well as the Departments of Commerce in each city and district in which we plan to operate. We also are required to obtain the approval of the State Ministry of Commerce, which is the national governmental authority overseeing direct selling. In addition, regulators are acting cautiously as they monitor the roll-out of direct selling, which has made the approval process take longer than we anticipated. Please refer to “Risk Factors” for more information on the risks associated with our planned expansion of direct selling in China.

Regulation of our products. Our Nu Skin and Pharmanex products and related promotional and marketing activities are subject to extensive governmental regulation by numerous domestic and foreign governmental agencies and authorities, including the FDA, the FTC, the Consumer Product Safety Commission, the Department of Agriculture, State Attorneys General and other state regulatory agencies in the United States, and the Ministry of Health, Labor and Welfare in Japan and similar government agencies in each market in which we operate.

Our personal care products are subject to various laws and regulations that regulate cosmetic products and set forth regulations for determining whether a product can be marketed as a “cosmetic” or requires further approval as an over-the-counter drug. In the United States, regulation of cosmetics are under the jurisdiction of the FDA. The Food, Drug and Cosmetic Act defines cosmetics by their intended use, as “articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body . . . for cleansing, beautifying, promoting attractiveness, or altering the appearance.” Among the products included in this definition are skin moisturizers, perfumes, lipsticks, fingernail polishes, eye and facial makeup preparations, shampoos, permanent waves, hair colors, toothpastes and deodorants, as well as any material intended for use as a component of a cosmetic product. Conversely, a product will not be considered a cosmetic, but may be considered a drug if it is intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease, or is intended to affect the structure or any function of the body. A product’s intended use can be inferred from marketing or product claims. The other markets in which we operate have similar regulations. In Japan, the Ministry of Health, Labor and Welfare regulates the sale and distribution of cosmetics and requires us to have an import business license and to register each personal care product imported into Japan. In Taiwan, all “medicated” cosmetic products require registration. In China, personal care products are placed into one of two categories, “general” and “drug.” Products in both categories require submission of formulas and other information with the health authorities, and drug products require human clinical studies. The product registration process in China for these products can take from nine to more than 18 months. Such regulations in any given market can limit our ability to import products and can delay product launches as we go through the registration and approval process for those products. The sale of cosmetic products is regulated in the European Union under the European Union Cosmetics Directive, which requires a uniform application for foreign companies making personal care product sales.

Our Pharmanex products are subject to various regulations promulgated by government agencies in the markets in which we operate. In the United States, we generally market our nutritional products as conventional foods or dietary supplements. The FDA has jurisdiction over this regulatory area. Because these products are regulated under the Dietary Supplement and Health Education Act, we are generally not required to obtain regulatory approval prior to introducing a product into the United States market. None of this infringes, however, upon the FDA’s power to remove from the market any product it determines to be unsafe or an unapproved drug. In our foreign markets, the products are generally regulated by similar government agencies, such as the Ministry of Health, Labor and Welfare in Japan, the KFDA in South Korea, and the Department of Health in Taiwan. We typically market our Pharmanex products in international markets as foods or health foods under applicable regulatory regimes. In the event a product, or an ingredient in a product, is classified as a drug or pharmaceutical product in any market, we will generally not be able to distribute that product in that market through our distribution channel because of strict restrictions applicable to drug and pharmaceutical products. China has some of the most restrictive nutritional supplement product regulations. Products marketed as “health foods” are subject to extensive laboratory and clinical analysis by governmental authorities, and the product registration process for these products may take two years or more. We market both “health foods” and “general foods” in China. Our flagship product, LifePak, is currently marketed as a general food, as only two of the three main capsules having received “health food” classification. Currently, “general foods” is not an approved category for direct selling; therefore, we will only market LifePak through our retail stores until final “health food” classification for LifePak is obtained for the other capsule. Additionally, there is some risk associated with the common practice in China of marketing a product as a “general food” while seeking “health food” classification. If government officials feel our categorization of our products is inconsistent with product claims, ingredients or function, this could end or limit our ability to market such products in China in their current form.

The markets in which we operate all have varied regulations that distinguish foods and nutritional health supplements from “drugs” or “pharmaceutical products.” Because of the varied regulations, some products or ingredients that are recognized as a “food” in certain markets may be treated as a “pharmaceutical” in other markets. In Japan, for example, if a specified ingredient is not listed as a “food” by the Ministry of Health and Welfare, we must either modify the product to eliminate or substitute that ingredient, or petition the government to treat such ingredient as a food. We experience similar issues in our other markets. This is particularly a problem in Europe where the regulations differ from country to country. As a result, we must often modify the ingredients and/or the levels of ingredients in our products for certain markets. In some circumstances, the regulations in foreign markets may require us to obtain regulatory approval prior to introduction of a new product or limit our uses of certain ingredients altogether. Because of negative publicity associated with some supplements, there has been an increased movement in the United States and other markets to expand the regulation of dietary supplements, which could impose additional restrictions or requirements in the future. In general, the regulatory environment is becoming more complex with increasingly strict regulations each year.

Effective June 2008, the U.S. FDA established regulations to require current good manufacturing practices (“cGMP”) for dietary supplements. The regulations ensure that dietary supplements are produced in a quality manner, do not contain contaminants or impurities, and are accurately labeled. The regulations include requirements for establishing quality control procedures for us and our vendors and suppliers, designing and constructing manufacturing plants, and testing ingredients and finished products. The regulations also include requirements for record keeping and handling consumer product complaints. If dietary supplements contain contaminants or do not contain the dietary ingredient they are represented to contain, the FDA would consider those products to be adulterated or misbranded. Our business is subject to additional FDA regulations, such as those implementing an adverse event reporting system (“AER’s”) effective December 2007, which requires us to document and track adverse events and report serious adverse events associated with consumers’ use of our products. Compliance with these regulations has increased and may further increase the cost of manufacturing certain of our products as we work with our vendors to assure they are in compliance.

Most of our major markets also regulate advertising and product claims regarding the efficacy of products. Accordingly, these regulations can limit our ability to inform consumers of the full benefits of our products. For example, in the United States, we are unable to claim that any of our nutritional supplements will diagnose, cure, mitigate, treat or prevent disease. In most of our foreign markets, we are not able to make any “medicinal” claims with respect to our Pharmanex products. In the United States, the Dietary Supplement Health and Education Act, however, permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or a function of the body. Most of the other markets in which we operate have not adopted similar legislation and we may be subject to more restrictive limitations on the claims we can make about our products in these markets. For example, in Japan, our nutritional supplements are marketed as food products, which significantly limits our ability to make any claims regarding these products.

To date, we have not experienced any difficulty maintaining our import licenses. However, due to the varied regulations governing the manufacture and sale of nutritional products in the various markets, we have found it necessary to reformulate many of our products or develop new products in order to comply with such local requirements. In the United States, we are also subject to a consent decree with the FTC and various state regulatory agencies arising out of investigations that occurred in the early 1990s of certain alleged unsubstantiated product and earnings claims made by our distributors. The consent decree requires us to, among other things, supplement our procedures to enforce our policies, not allow our distributors to make earnings representations without making certain average earnings disclosures, and not allow our distributors to make unsubstantiated product claims. Compliance with the anti-terrorism regulations of the US has caused some delays in customs but these situations have been resolved by working with the US customs officials and training our vendors and market staff in the guidelines. The FTC recently approved, effective December 1, 2009, revisions to its Guides Concerning the Use of Endorsements and Testimonials in Advertising, or Guides, that impose disclosure of typical results and any material connections between an endorser and the company they are endorsing.

We also develop technologically-advanced business tools designed to help our distributors effectively market our Nu Skin and Pharmanex products. For example, during the last several years we have introduced our Pharmanex BioPhotonic Scanner in many of our markets around the world as well as our Galvanic Spa System. These tools are subject to the regulations of various health, consumer protection and other governmental authorities around the world. These regulations vary from market to market and affect whether our business tools are required to be registered as medical devices, the claims that can be made with respect to these tools, who can use them, and where they can be used. We have been subject to regulatory inquiries in the United States, Japan, and other countries with respect to the status of the Pharmanex

BioPhotonic Scanner as a non-medical device. Any determination that medical device clearance is required for one of our tools could require us to expend significant time and resources in order to meet the stringent standards imposed on medical device companies or prevent us from marketing the product. For example, we are not able to market the Galvanic Spa System in Taiwan or Colombia as a result of the regulatory restrictions in these markets. We are also subject to regulatory constraints on the claims that can be made with respect to the use of our business tools.

Other regulatory issues. As a United States entity operating through subsidiaries in foreign jurisdictions, we are subject to foreign exchange control, transfer pricing and customs laws that regulate the flow of funds between us and our subsidiaries and for product purchases, management services and contractual obligations, such as the payment of distributor commissions.

As is the case with most companies that operate in our product categories, we receive from time to time inquiries from government regulatory authorities regarding the nature of our business and other issues, such as compliance with local direct selling, transfer pricing, customs, taxation, foreign exchange control, securities and other laws. Negative publicity resulting from inquiries into our operations by the United States and state government agencies in the early 1990s, stemming in part from alleged inappropriate product and earnings claims by distributors, and in the late 1990s resulting from adverse media attention in South Korea, harmed our business.

Employees

As of December 31, 2009, we had approximately 3,400 full- and part-time employees worldwide. This does not include approximately 2,600 individuals who were employed as sales representatives in our China operations. We also had labor contracts with approximately 2,900 potential new sales representatives in China. None of our employees are represented by a union or other collective bargaining group, except in China and a small number of employees in Japan. We believe that our relationship with our employees is good, and we do not foresee a shortage in qualified personnel necessary to operate our business.

Management

Executive officers and directors

Set forth below is information regarding our executive officers and directors. Ages shown are as of April 30, 2010.

Name	Age	Position

Blake Roney	52	Chairman of the Board

Truman Hunt	51	President, Chief Executive Officer, Director

Ritch Wood	44	Chief Financial Officer

Joe Chang	57	Chief Scientific Officer and Executive Vice President, Product Development

Dan Chard	45	President, Global Sales and Operations

Scott Schwerdt	52	President, Americas, Europe and South Pacific

Matthew Dorny	46	General Counsel and Secretary

Nevin Andersen	69	Director

Daniel Campbell	55	Director

E.J. “Jake” Garn	77	Director

Andrew Lipman	58	Director

Steven Lund	56	Director

Patricia Negrón	43	Director

Thomas Pisano	65	Director

Sandra Tillotson	53	Director

David Ussery	74	Director

Set forth below is the business background of each of our executive officers and directors.

Blake Roney founded our company in 1984 and served as its president through 1996. Mr. Roney currently serves as the Chairman of the Board, a position he has held since our company became public in 1996. Mr. Roney is also a trustee of the Force for Good Foundation, a charitable organization that was established in 1996 by Mr. Roney and the other founders of our company to help encourage and drive the philanthropic efforts of our company, its employees, its distributors and its customers to enrich the lives of others. He received a B.S. degree from Brigham Young University.

Mr. Roney has over twenty five years of experience as our President or Chairman, which has given him an unusual understanding of the business and the key elements of success as well as potential pitfalls. Mr. Roney continues to serve as our Chairman because of his passion for benefiting our distributors, employees and investors through the growth and success of Nu Skin.

Truman Hunt has served as our President since January 2003 and our Chief Executive Officer since May 2003. He has also served as a director of our company since May 2003. Mr. Hunt has worked for our company for approximately 19 years and has served in various positions, including Vice

President and General Counsel from 1996 to January 2003 and Executive Vice President from January 2001 until January 2003. He received a B.S. degree from Brigham Young University and a J.D. degree from the University of Utah.

As our President and Chief Executive Officer for the past seven years, Mr. Hunt has developed a deep understanding of our business globally. Mr. Hunt’s leadership has been integral to the success of several of our key initiatives in recent years. Mr. Hunt is also recognized as a leader in the direct selling industry and has served in a variety of industry trade association leadership roles, including as Chairman of the World Federation of Direct Selling Associations from 2005 to 2008.

Ritch Wood has served as our Chief Financial Officer since November 2002. Prior to this appointment, Mr. Wood served as Vice President, Finance from July 2002 to November 2002 and Vice President, New Market Development from June 2001 to July 2002. Mr. Wood has worked for our company for approximately 19 years and has served in various capacities. Prior to joining us, he worked for the accounting firm of Grant Thornton LLP. Mr. Wood earned a B.S. and a Master of Accountancy degree from Brigham Young University.

Joe Chang has served as Chief Scientific Officer and Executive Vice President of Product Development since February 2006. Dr. Chang served as President of our Pharmanex division from April 2000 to February 2006. Dr. Chang served as Vice President of Clinical Studies and Pharmacology of Pharmanex from 1997 until April 2000. Dr. Chang has nearly 20 years of pharmaceutical experience. He received a B.S. degree from Portsmouth University and a Ph.D. degree from the University of London.

Daniel Chard has served as President of Global Sales and Operations since May 2009. Prior to serving in this position, Mr. Chard served as Executive Vice President of Distributor Success from February 2006 to May 2009 and President of Nu Skin Europe from April 2004 to February 2006. Mr. Chard also served as Vice President of Marketing and Product Management of Big Planet, our technology products and services division, from May 2003 to April 2004 and as Senior Director of Marketing and Product Development at Pharmanex. Prior to joining us in 1998, Mr. Chard worked in a variety of strategic marketing positions in the consumer products industry. Mr. Chard holds a B.A. degree in Economics from Brigham Young University and an M.B.A. from the University of Minnesota.

Scott Schwerdt has served as President, Americas, Europe and South Pacific since February 2006. Mr. Schwerdt served as Regional Vice President of North America and President of Nu Skin Enterprises United States, Inc. from May 2004 to February 2006. Mr. Schwerdt previously served as the General Manager of our U.S. operations from May 2001 to May 2004. Mr. Schwerdt joined our company in 1988 and has held various positions, including Vice President of North America/South Pacific Operations and Vice President of Europe. Mr. Schwerdt received a B.A. degree in International Relations from Brigham Young University.

Matthew Dorny has served as our General Counsel and Secretary since January 2003. Mr. Dorny previously served as Assistant General Counsel from May 1998 to January 2003. Prior to joining us, Mr. Dorny was a securities and business attorney in private practice in Salt Lake City, Utah. Mr. Dorny received B.A., M.B.A. and J.D. degrees from the University of Utah.

Nevin N. Andersen has served as a director of our company since June 2008. Mr. Andersen is currently retired. Mr. Andersen previously served in various positions, including Senior Vice President and Chief Financial Officer, Vice President and Corporate Controller, and Director of

Internal Audit at Shaklee Corporation, a direct selling company, from June 1979 to February 2003, when he retired. He was asked to return to Shaklee Corporation for a period of time to serve as the Interim Chief Financial Officer and to help in the transition with a new Chief Financial Officer, which role he fulfilled from March 2005 to February 2008. Prior to initially working at Shaklee Corporation in 1979, he worked for Price Waterhouse & Co., and served as an officer in the U.S. Army Finance Corps. He received M.Acc and B.S. degrees from Brigham Young University.

Mr. Andersen is an experienced financial professional. His ten years as a CPA with Price Waterhouse provided him with valuable experience in the areas of audit, internal control and financial reporting, and his more than 25 years with Shaklee Corporation added to that knowledge and expertise by allowing him to focus on those issues directly related to the operations of a public company in the direct selling industry. Mr. Andersen’s areas of expertise include corporate strategy, risk management, succession planning, executive compensation, shareholder communication and regulatory compliance.

Daniel W. Campbell has served as a director of our company since March 1997 and currently serves as our Lead Independent Director. Mr. Campbell has been a Managing General Partner of EsNet, Ltd., a privately held investment company, since 1994. From 1992 to 1994, Mr. Campbell was the Senior Vice President and Chief Financial Officer of WordPerfect Corporation, a software company, and prior to that was a partner of Price Waterhouse LLP. From November 2003 to August 2009, Mr. Campbell served as a director of The SCO Group, Inc., a provider of software solutions for businesses. He received a B.S. degree from Brigham Young University.

Mr. Campbell is a recognized business leader with expertise in the areas of finance, accounting, transactions, corporate governance and management. In addition, through his experience as a partner of an international accounting firm, and later as Chief Financial Officer of a large technology company, Mr. Campbell has developed deep insight into the management, operations, finances and governance of public companies.

E.J. “Jake” Garn has served as a director of our company since March 1997. Senator Garn has been a self-employed consultant since June 2004. He served as a Managing Director of Summit Ventures, LLC, a lobbying firm, from 2000 to May 2004, when he retired. He currently serves on the boards of directors of Franklin Covey Co., a provider of time management seminars and products, Headwaters, Inc., a provider of products, technologies and services to the energy, construction and home improvement industries, and United Space Alliance, a space operations company. He also serves as Chairman of Primary Children’s Medical Center Foundation and is involved in various other private/public sector endeavors. From 1974 to 1993, Senator Garn was a member of the United States Senate and served on numerous Senate Committees. He received a B.S. degree from the University of Utah.

Senator Garn has a broad range of financial expertise and many years of experience. After graduating with a degree in banking and finance, he began his career in the insurance industry. While serving as City Commissioner and then Mayor of Salt Lake City, he developed extensive budgeting and managerial experience. Senator Garn represented the state of Utah in the United States Senate for three terms, including service as Chairman and Ranking Member of the Senate Committee on Banking, Housing and Urban Affairs, giving him significant experience and expertise in government and regulatory matters.

Andrew D. Lipman has served as a director of our company since May 1999. Mr. Lipman is a partner and head of the Telecommunications, Media and Technology Group of Bingham McCutchen LLP, an international law firm. Mr. Lipman previously held a similar position from

1988 with Swidler Berlin, LLP, which merged with Bingham McCutchen in 2006. He also currently serves as a member of the boards of directors of Sutron Corporation, a provider of hydrological and meteorological monitoring products, and The Management Network Group, Inc., a telecommunications related consulting firm. He received a B.A. degree from the University of Rochester and a J.D. degree from Stanford Law School.

Mr. Lipman is a highly experienced senior lawyer and business advisor with over 30 years of experience dealing with international regulatory, technology and marketing issues in multiple countries. In addition, he has extensive experience in corporate governance and related legal and transactional issues. Mr. Lipman has worked closely with dozens of public companies, including service on the boards of a variety of companies in several industries. His experience also includes managing and implementing strategic initiatives and launching new products and markets globally in competitive industries.

Steven J. Lund has served as a director and Vice Chairman of our company since September of 2006. Prior to this, he was on a three year leave of absence serving on a church assignment in Georgia. Mr. Lund served as President, Chief Executive Officer, and a director of our company from 1996, when our company went public, until his 2003 leave of absence. Mr. Lund was a founding stockholder of our company. Mr. Lund is a trustee of the Force for Good Foundation. Mr. Lund worked as an attorney in private practice prior to joining our company as Vice President and General Counsel. He received a B.A. degree from Brigham Young University and a J.D. degree from Brigham Young University’s J. Reuben Clark Law School.

Mr. Lund brings to the Board over 20 years of company and industry knowledge and experience as a senior executive, including service as our General Counsel, Executive Vice President, and President and Chief Executive Officer. He has played an integral role in managing our growth from start-up through his term as President and Chief Executive Officer from 1996 to 2003. Mr. Lund also served on the executive board of the Direct Selling Association. A respected business and community leader, he currently serves as chairman of the board of trustees of Utah Valley University.

Patricia A. Negrón has served as a director of our company since June 2005. Since 2001, Ms. Negrón has worked as an independent business consultant to private clients and became an advisor to Goode Partners, LLC, a private equity firm, in February 2006. In 1999, Ms. Negrón launched the financial advisory group at Breakaway Solutions, an internet consulting firm, which she managed until 2001. Previously, Ms. Negrón was Vice President, Equity Research at the investment banking firm Adams, Harkness & Hill. From 1992 until 1996, she managed the corporate governance division, and later expanded into equity research and managing the firm’s econometric model, at United States Trust Company, Boston. She has a B.S. degree from Armstrong Atlantic State University and a Certificate of Special Studies in Administration and Management from Harvard University Extension School.

Ms. Negrón is a seasoned financial and business analyst with more than 15 years of professional experience in equity research and analysis in the banking, brokerage and strategy consulting industries. In addition to her experience in working closely with top executives on development and implementation of a wide range of strategic initiatives, she has a deep understanding of corporate governance matters dating back nearly 20 years to her work with activist investors on matters such as compensation, board structure and anti-takeover provisions.

Thomas R. Pisano has served as a director of our company since June 2008. He served as Chief Executive Officer and a Director of Overseas Military Sales Corp., a marketer of motor vehicles,

from January 2005 until his retirement in April 2010. From August 1998 to December 2004, he served as the Chief Operating Officer and a Director of Overseas Military Sales Corp. From February 1995 to December 1997, he served as Vice President, Head of the International Division, for The Topps Company, Inc., a sports publications and confectionery products company. Prior to that, he served in various positions, including Vice President, Global New Business Development, for Avon Products, Inc., a direct seller of personal care products, from 1969 to 1994. He received a B.S. from the Georgia Institute of Technology and an M.B.A. from Dartmouth College.

Mr. Pisano is an experienced senior executive who is an expert in the direct selling, personal care, beauty products and other consumer goods industries. During his 25 year career at Avon Products, Inc., he was responsible for global new business development, which included new geographic market openings and launching new product lines globally. He was also responsible for the operation of international businesses in Latin America, Europe and Asia. During his international business career at Avon, Topps and OMSC he traveled to and conducted business in 50 countries.

Sandra N. Tillotson founded our company and has served as Vice President, Senior Vice President and a director of our company since it went public in 1996. Ms. Tillotson is also a trustee of the Force for Good Foundation and Vice President of Seacology, an international environmental nonprofit organization. She earned a B.S. degree from Brigham Young University.

As one of our founders, Ms. Tillotson was instrumental in the development of our original Nu Skin product line and the establishment of our global marketing plan. With nearly 30 years of experience in the direct selling industry, Ms. Tillotson is an expert in the field and a respected leader in the industry.

David D. Ussery has served as a director of our company since June 2008. Mr. Ussery previously served as President and Representative Director of Amway Japan Limited & Amway Korea Limited, direct selling companies, from April 2002 to January 2008, when he retired. From April 2002 to April 2005, he served as President and Representative Director of Amway Japan Limited. From 1992 to 2002, he served in various other positions for Amway Korea Limited and Amway Philippines, L.L.C. In addition, he has approximately 30 years of experience working for Avon Products, Inc., a direct seller of personal care products, including as Vice President of Field Operations for the United States and Canada, Area Vice President of Avon Pacific and Chairman of the Board of Avon Japan. He received a B.B.A. degree from Georgia State University.

Mr. Ussery’s 52 year career in the direct selling industry provided experience in every facet of business including daily operations, sales, manufacturing, marketing and distributor relations. He is an expert on doing business in Asia, with approximately 20 years of experience in the Philippines, South Korea and Japan. Mr. Ussery has also served in positions with sales responsibilities for the United States, Canada, Thailand, Malaysia, Taiwan, Australia and New Zealand.

Recent management changes

In June 2010, the Company will be appointing Luke Yoo to serve as the President of our North Asia region, which includes the Company’s businesses in Japan and South Korea. In addition to his new position, Mr. Yoo will continue to serve as the President of our Nu Skin Korea business, a position he has held since 2003. Mr. Yoo will be relocating to Tokyo and will fill the role formerly held by Brett Nelson, who recently completed a two-year expatriate assignment to Japan and will be returning back to our corporate offices to serve as the President of our North America operations. Ryan Napierski will replace Mr. Nelson as President of our Nu Skin Japan operations. Mr. Napierski has been serving as Vice President of Business Development for our North Asia region and Chief Operating Officer of Nu Skin Japan.

In addition, in March 2010 Ashok Pahwa resigned as our Chief Marketing Officer. Our marketing team now reports to Dan Chard, President, Global Sales and Operations.

Certain relationships and related party transactions

In connection with the Company’s plans to build a new innovation center next to its primary corporate office building, the Company is evaluating whether to purchase a building it is currently leasing on the location where the Company would like to build the new innovation center. The building is owned by a partnership owned principally by Blake Roney, Sandie Tillotson, Steve Lund, directors of the Company and selling stockholders in this offering, and certain of their family members. The Company also recently decided to evaluate whether to purchase the remaining corporate facilities in Provo leased by the Company from partnerships owned by these directors as part of this transaction, including its primary corporate office building, as the Company’s initial plans include the concept of connecting the new building with the Company’s primary corporate office building to form a corporate campus/plaza. In the event the Company elects to proceed with such a transaction, it estimates that the transaction would involve a purchase price of $25-$40 million. The Company has formed a special committee of directors to evaluate the potential purchase of the buildings and to negotiate the purchase if the committee elects to proceed with a purchase.

For information regarding material relationships with the selling stockholders, see “Certain Relationships and Related Person Transactions” in our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2010, which is incorporated by reference herein.

Selling stockholders

Except as described in the footnotes below, the following table sets forth the name of each selling stockholder, the number of shares and percentage of our Class A common stock beneficially owned by each selling stockholder as of May 28, 2010, the number of shares of common stock being sold in this offering and the number of shares to be beneficially owned by each selling stockholder after the completion of this offering.

	Shares beneficially owned prior to offering		Number of shares offered(4)(5)	Shares beneficially owned after this offering
Name of beneficial owner	Number	Percent of class		Number	Percent of class

Blake Roney(1)(4)	8,099,508	12.9%	4,000,000	3,699,508	5.9%
Sandra Tillotson(2)	3,605,845	5.7%	30,000	3,575,845	5.7%
Steven Lund(3)(4)	1,743,687	2.8%	27,000	1,713,687	2.7%
Corporation of the President of The Church of Jesus Christ of Latter-day Saints(4)	403,000	*	403,000	0	0%

*	Represents less than 1% of the outstanding shares of Class A Common Stock.

(1)	Includes 7,902,915 shares of Class A Common Stock held by a family limited liability company, BMR NS-Holdings LLC. Mr. Roney is a co-manager of the limited liability company and has the sole right to exercise all voting power with respect to 25% of the shares held by the limited liability company and sole investment power with respect to 50% of the shares held by the limited liability company. Mr. Roney’s spouse, Nancy Roney, is also a co-manager and has the sole right to exercise all voting and investment power with respect to 50% of the shares held by the limited liability company. Because of his position and relationship to the members of the limited liability company, Mr. Roney may be deemed to have shared voting and investment power with respect to all shares held by the limited liability company. Also includes 58,648 shares of Class A Common Stock held indirectly by Mr. Roney as trustee and with respect to which he has sole voting and investment power, for which Mr. Roney disclaims beneficial ownership, and 125,445 shares of Class A Common Stock held indirectly by Mr. Roney as co-trustee with respect to which he shares voting and investment power, for which Mr. Roney disclaims beneficial ownership. The beneficial ownership described in this footnote describes beneficial ownership prior to the offering. All shares offered hereby will be sold from the shares held by BMR NS-Holdings LLC.

(2)	Includes 29,312 shares of Class A Common Stock held indirectly as co-trustee and with respect to which Ms. Tillotson shares voting and investment power, for which Ms. Tillotson disclaims beneficial ownership; and 500,000 shares of Class A Common Stock held indirectly as manager of a limited liability company and with respect to which she has sole voting and investment power, for which Ms. Tillotson disclaims beneficial ownership. The beneficial ownership described in this footnote describes beneficial ownership prior to the offering. All shares offered hereby will be sold from the shares held by the Sandra N. Tillotson Family Trust.

(3)	Includes 1,644,354 shares of Class A Common Stock held by a family limited liability company, SJL NS-Holdings LLC. Mr. Lund is a co-manager of the limited liability company and has the sole right to exercise all voting power with respect to 25% of the shares held by the limited liability company and sole investment power with respect to 50% of the shares held by the limited liability company. Mr. Lund’s spouse, Kalleen Lund, is also a co-manager and has the sole right to exercise all voting and investment power with respect to 50% of the shares held by the limited liability company. Because of his position and relationship to the members of the limited liability company, Mr. Lund may be deemed to have shared voting and investment power with respect to all such shares held by the limited liability company. Also includes 72,462 shares of Class A Common Stock held indirectly by Mr. Lund as trustee and with respect to which he has sole voting and investment power, for which Mr. Lund disclaims beneficial ownership; and 14,371 shares of Class A Common Stock held indirectly by Mr. Lund as co-trustee with respect to which he has shared voting and investment power, for which Mr. Lund disclaims beneficial ownership. The beneficial ownership described in this footnote describes beneficial ownership prior to the offering. All shares offered hereby will be sold from the shares held by SJL NS-Holdings LLC.

(4)	Immediately prior to this offering Mr. Roney and Mr. Lund transferred, as a gift, to Corporation of the President of The Church of Jesus Christ of Latter-day Saints, 400,000 shares and 3,000 shares, respectively, which will be sold by Corporation of the President of The Church of Jesus Christ of Latter-Day Saints in this offering.

(5)	This column excludes up to 669,000 shares that may be sold by certain of the selling stockholders if the underwriters exercise their over-allotment option. The number of shares that would be sold by certain selling stockholders in the event the underwriters exercise their over-allotment option in full are: (i) Blake Roney, 223,000 shares, (ii) Sandra Tillotson, 223,000 shares, and (iii) Steven Lund, 223,000 shares. Accordingly, assuming the over-allotment option is exercised in full, Mr. Roney would beneficially own 3,476,508 shares or 5.5% of the Class A common stock outstanding after the completion of the offering, Ms. Tillotson would beneficially own 3,352,845 shares or 5.3% of the Class A common stock outstanding after the completion of the offering, and Mr. Lund would beneficially own 1,490,687 shares or 2.4% of the Class A common stock outstanding after the completion of the offering.

For information regarding positions, offices, and other material relationships with the selling stockholders, see “Management.”

Certain material U.S. federal tax consequences

The following discussion describes certain material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock. This discussion applies only to holders that hold shares of our Class A common stock as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, including, but not limited to:

•	banks and certain other financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	tax-exempt entities;

•	persons holding our Class A common stock as part of a “straddle,” “hedge,” “conversion” or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	holders that own, or that are deemed to own, more than 5% of our Class A common stock;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons subject to the alternative minimum tax.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal taxation that may be relevant to holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their own tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in such partnership or entity generally will depend on the status of the partner and upon the activities of the partnership or entity. Accordingly, partnerships or entities classified as partnerships that hold our Class A common stock, and partners in such partnerships or entities, should consult their own tax advisors.

Tax consequences to U.S. holders

As used herein, the term “U.S. holder” means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Taxation of distributions on Class A common stock

Distributions paid on our Class A common stock, other than certain pro rata distributions of shares of Class A common stock, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the U.S. holder and taxable as ordinary income when actually or constructively received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. holder’s investment, up to the U.S. holder’s adjusted tax basis in the Class A common stock. Any remaining excess will be treated as a capital gain. Subject to certain limitations and restrictions, dividends received by corporate U.S. holders generally will be eligible for the dividends received deduction. For taxable years beginning on or before December 31, 2010, dividends received by certain noncorporate U.S. holders on Class A common stock may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. holders should consult their own tax advisors regarding the application of these lower rates in their particular circumstances.

Sale or other disposition of common stock

Gain or loss realized by a U.S. holder on the sale or other disposition of our Class A common stock will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the U.S. holder’s holding period for the Class A common stock is greater than one year. The amount of the U.S. holder’s gain or loss will be equal to the difference between the U.S. holder’s amount realized on the disposition and the adjusted tax basis in the Class A common stock disposed of. Long-term capital gains recognized by non-corporate U.S. holders are taxed at reduced rates under current law. The deductibility of capital losses may be subject to limitations.

Tax consequences to non-U.S. holders

As used herein, the term “non-U.S. holder” means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, not a “U.S. holder” (as defined above).

Dividends

Dividends paid by us to a non-U.S. holder of Class A common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide a properly executed Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the non-U.S. holder were a U.S. holder. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

•

the holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (in which case, the non-U.S. holder will be taxed generally in the same manner as a U.S. holder), subject to an applicable treaty providing otherwise; or

•

we have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming in the foreseeable future, a U.S. real property holding corporation.

Recent legislation generally imposes a withholding tax of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

Federal estate tax

Individual Non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Backup withholding and information reporting

Information returns and reports may be filed with the Internal Revenue Service in connection with payments of dividends on the Class A common stock and the proceeds from a sale or other disposition of the Class A common stock. A U.S. holder may be subject to United States backup withholding on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A non-U.S. holder may be subject to U.S. backup withholding on these payments if it fails to comply with certification procedures to establish that it is not a U.S. person. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment generally will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

The foregoing discussion of U.S. federal income and estate tax considerations is provided as general information only and is not tax advice. Accordingly, you should consult your own tax advisors as to the particular tax consequences to you of purchasing, holding or disposing of our Class A common stock, including the applicability and effect of any federal, state, local or non-U.S. tax laws, and of any changes or proposed changes in applicable law.

Underwriting

The selling stockholders are offering the shares of Class A common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	2,386,100
Deutsche Bank Securities Inc.	1,271,100
Canaccord Genuity Inc.	223,000
Stifel, Nicolaus & Company, Incorporated	223,000
Avondale Partners, LLC	178,400
Sidoti & Company, LLC	133,800
Moelis & Company LLC	44,600

Total	4,460,000

The underwriters are committed to purchase all the shares of Class A common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.81 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 669,000 additional shares of Class A common stock from certain of the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The shares purchased under this over-allotment option will be purchased at the public offering price, less the underwriting discounts and commissions and less an amount per share equal to any dividends declared by us and payable on the shares sold on the date hereof but not payable on the shares purchased pursuant to the over-allotment option. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased pursuant to this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to the selling stockholders per share of Class A common stock. The underwriting fee is $1.35 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over- allotment exercise	With full over- allotment exercise

Per Share	$1.35	$1.35
Total	$6,021,000.00	$6,924,150.00

We estimate that the total expenses of this offering to be paid by the selling stockholders, including registration, filing and listing fees, printing fees and legal and accounting expenses, will be approximately $300,000. We will not pay any of the expenses relating to this offering.

A prospectus supplement and accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed, subject to certain exceptions, that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our Class A common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of our Class A common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers, and the selling stockholders (except for the Corporation of the President of The Church of Jesus Christ of Latter-Day Saints) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A Common Stock, or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock (including without limitation, shares of our Class A common stock which may be deemed to be beneficially owned by such directors, executive officers, and selling stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our Class A common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of our Class A common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for shares of our Class A common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the New York Stock Exchange under the symbol “NUS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus supplement and accompanying prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement and accompanying prospectus may not be offered or sold, directly or indirectly, nor may this prospectus supplement or accompanying prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement and accompanying prospectus come are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement and accompanying prospectus. This prospectus supplement and accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement and accompanying prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement and accompanying prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the Class A common stock offered hereby will be passed upon for us by Dorsey & Whitney LLP, Salt Lake City, Utah. Certain legal matters will be passed upon for the underwriters by Davis Polk  & Wardwell LLP, New York, New York.

Experts

Information about experts appears under “Experts” in the accompanying prospectus.

PROSPECTUS

Class A Common Stock

This prospectus relates to the sale of shares of our Class A common stock by certain selling stockholders. We are not selling any securities under this prospectus or any supplement to this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. This prospectus provides you with a general description of the shares that may be offered under this prospectus. Each time the selling stockholders decide to sell shares of Class A common stock, we will provide you with a prospectus supplement that will contain specific information about the price and terms of that offering. The prospectus supplement may add to, change or update information contained in this prospectus.

The selling stockholders may offer and sell shares of Class A common stock described in this prospectus or any supplement in a number of different ways and at varying prices. For additional information on the methods of sale that may be used by the selling stockholders, see “Plan of Distribution” on page 6.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “NUS”. On May 28, 2010, the last reported sale price for our Class A common stock was $28.76 per share.

Investing in our securities involves risk. See “Risk Factors” on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2010

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Class A common stock.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Pursuant to this shelf process, one or more of the selling stockholders named under the heading “Selling Stockholders” may sell the securities described in this prospectus from time to time in one or more offerings. Each time the selling stockholders sell securities, we will provide a prospectus supplement along with this prospectus that will contain specific information about the terms of the offering. The accompanying prospectus supplement may also add, update or change information contained in this prospectus. If information varies between this prospectus and the accompanying prospectus supplement, you should rely on the information in the accompanying prospectus supplement. This prospectus, the accompanying prospectus supplement and the documents incorporated by reference herein include important information about us, the Class A common stock being offered and other information you should know before investing. You should read both this prospectus and the accompanying prospectus supplement together with the additional information about us described in the section below entitled “Where You Can Find More Information.”

You should rely only on the information provided in this prospectus, in any prospectus supplement, or any other offering material that we authorize, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, any supplement to this prospectus, or any other offering material that we authorize, is accurate at any date other than the date indicated on the cover page of these documents or the date of the statement contained in any incorporated documents, respectively. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the securities referred to in the prospectus supplement. This prospectus is not an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.

Unless the context otherwise requires or otherwise specifies, references in this prospectus to “Nu Skin Enterprises,” the “Company,” “we,” “our,” and “us” refer to Nu Skin Enterprises, Inc. and its subsidiaries.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in the other documents incorporated by reference into this prospectus (which risk factors are incorporated by reference herein), as well as the additional risk factors and other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities. See “Where You Can Find More Information.”

NU SKIN ENTERPRISES, INC.

We are a leading, global direct selling company with operations in 50 markets worldwide. We develop and distribute innovative, premium-quality anti-aging personal care products and nutritional supplements under our Nu Skin and Pharmanex brands, respectively. We strive to secure competitive advantages in four key areas: our people, our products, the culture we promote, and the business opportunities we offer. In 2009, our 25th year of operations, we posted record revenue of $1.33 billion. Revenue in 2009 grew 7% based on the success of strong product innovation and distributor initiatives.

As of March 31, 2010, we had a global network of approximately 765,000 active distributors. Approximately 34,000 of our distributors were qualified sales leaders we refer to as “executive distributors.” Our executive distributors play a critical leadership role in the growth and development of our business.

Approximately 84% of our 2009 revenue came from our markets outside of the United States. While we have become more geographically diverse over the past decade, Japan, our largest revenue market, accounted for approximately 35% of our 2009 total revenue. Due to the size of our foreign operations, our results are often impacted positively or negatively by foreign currency fluctuations, particularly fluctuations in the Japanese yen. In addition, our results are impacted by global economic, political, demographic and business trends and conditions.

Our principal executive offices are located at 75 West Center Street, Provo, UT 84601, and our telephone number is (801) 345-1000. We maintain a website at www.nuskinenterprises.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Our Class A common stock is listed and traded on the New York Stock Exchange (the “NYSE”). You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available at our Internet site at http://www.nuskinenterprises.com. However, the information on our Internet site is not a part of this prospectus or any prospectus supplement.

The SEC allows us to “incorporate by reference information into this prospectus.” This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than the portions provided pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished to the SEC”) after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 1, 2010;

•	our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2010, filed with the SEC on May 7, 2010;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2010; and

•

the description of our Class A Common Stock, par value $.001 per share, as contained in the Registration Statement on Form 8-A filed on November 6, 1996, including any amendment or report filed for the purpose of updating such description.

We encourage you to read our SEC reports, as they provide additional information about us which prudent investors may find important. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus at no charge upon request in writing or by telephone to Nu Skin Enterprises, Inc., Attn: Corporate Secretary, 75 West Center Street, Provo, UT 84601, telephone: (801) 345-1000.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, when used in this prospectus or any document incorporated by reference herein the words or phrases “will likely result,” “expect,” “intend,” “will continue,” “anticipate,” “estimate,” “project,” “believe” and similar expressions are intended to identify “forward-looking statements” within the meaning of the Exchange Act.

Forward-looking statements include plans and objectives of management for future operations, including plans and objectives relating to our products and future economic performance in countries where we operate. The forward-looking statements included or incorporated by reference in this prospectus involve risks and uncertainties, including those set forth or incorporated by reference above in the section entitled “Risk Factors,” and are based on certain assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated. The forward-looking statements included or incorporated by reference in this prospectus are only made as of the date of this prospectus or the respective document incorporated by reference herein, as applicable. We assume no responsibility or obligation to update these statements to reflect any changes. The forward-looking statements and associated risks set forth herein relate to, among other things:

•	our plans and expectations regarding our initiatives, strategies, development and launch of new products, and other innovation efforts;

•	our expectations regarding our suppliers and our ability to replace them if needed;

•	our expectations and beliefs regarding government regulations of our industry and our ability to comply with such regulations;

•	our expectations and beliefs regarding our distributors and our compensation plan; and

•	our beliefs regarding the availability of qualified personnel.

These and other forward-looking statements are subject to various risks and uncertainties. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All subsequent written and oral forward-looking statements concerning the matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 500,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock and 25,000,000 shares of preferred stock. As of May 28, 2010, we had 63,013,625 shares of Class A common stock issued and outstanding and no shares of Class B common stock issued and outstanding. Of the authorized shares of preferred stock, no shares of preferred stock were outstanding as of May 28, 2010.

The following description of our capital stock is a summary and is subject to and qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation, as amended.

Common Stock

As of May 28, 2010, there were approximately 651 holders of record of our Class A common stock.

Voting Rights

Each share of our Class A common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. With respect to corporate changes, including liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of substantially all of our assets, the approval of 66 2/3% of the outstanding voting power is required to authorize or approve the transactions.

Dividends

The holders of our common stock are entitled to receive dividends if, as and when the dividends are declared by our board of directors out of assets legally available for the dividends after payment of dividends required to be paid on shares of preferred stock, if any.

Liquidation Preference

In the event of liquidation, after payment of the debts and other liabilities of our company and after making provision for the holders of our preferred stock, if any, our remaining assets will be distributable ratably among holders of common stock.

Mergers and Other Business Combinations

Upon the merger or consolidation of our company, holders of our common stock are entitled to receive equal per-share payments or distributions. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or group (as the term “group” is defined in Rule 13d-5 of the Exchange Act) that beneficially owns, in the aggregate, 10% or more of our outstanding common stock without the affirmative vote of the holders, other than a related person, of not less than 66 2/3% of the voting power. For the sole purpose of determining the 66 2/3% vote, a related person will also include the seller or sellers from whom the related person acquired, during the preceding six months, at least 5% of the outstanding shares of common stock pursuant to one or more agreements or other arrangements and not through a brokers’ transaction, but only if the seller or sellers have beneficial ownership of shares of common stock having a fair market value in excess of $10 million in the aggregate at the time of the proposed disposition, merger, or consolidation. Notwithstanding the foregoing, neither our company nor any of our subsidiaries shall be a related person. This 66 2/3% voting requirement is not applicable, however, if:

•

the proposed transaction is approved by a vote of not less than a majority of our directors who are neither affiliated nor associated with the related person or the seller of shares to the related person as described above; or

•

in the case of a transaction pursuant to which the holders of common stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in the transaction is not less than the higher of:

•	the highest price per share paid by the related person for any of its holdings of common stock within the two-year period immediately prior to the announcement of the proposed transaction; or

•

the highest closing sale price during the 30-day period immediately preceding that date or during the 30-day period immediately preceding the date on which the related person became a related person, whichever is higher.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer and Trust Company.

Listing

Our Class A common stock is traded on the New York Stock Exchange under the trading symbol “NUS”.

Preferred Stock

Our board of directors is authorized, subject to the limitations prescribed by the Delaware General Corporation Law or the rules of the New York Stock Exchange or other organizations on whose systems our stock may be quoted or listed, to:

•	provide for the issuance of shares of preferred stock in one or more series;

•	establish from time to time the number of shares to be included in each series;

•	fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions on such shares; and

•	increase or decrease the number of shares of each series, without any further vote or action by the stockholders.

The approval of the holders of at least 66 2/3% of the combined voting power of the outstanding shares of common stock, however, is required for the issuance of shares of preferred stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances.

Depending upon the terms of the preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of our company or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. In addition, the preferred stock could delay, defer or prevent a change of control of our company. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Special Stockholder Meetings

Special meetings of stockholders may be called only by the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the board, the chairman of the board of directors, the president, or at least a majority of the stockholders of our company. Except as otherwise required by law, stockholders are not entitled to request or call a special meeting of the stockholders.

Director Nominations and Business Proposals

Our stockholders are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of the stockholders. The failure to deliver proper notice within the periods specified in our amended and restated bylaws will result in the denial of the stockholder of the right to make any nominations or propose any action at the meeting.

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law. This law prevents many Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under specific circumstances, in a business combination with an interested stockholder for three years following the date that the stockholder became an interested stockholder, unless the business combination or interested stockholder is approved in a prescribed manner. An interested stockholder is a stockholder who, together with affiliates and associates, within the prior three years did own 15% or more of the corporation’s outstanding voting stock.

A Delaware corporation may opt out of the provisions of Section 203 of the Delaware General Corporation Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203.

SELLING SECURITY HOLDERS

Selling stockholders will use this prospectus in connection with resales of shares of Class A common stock. The applicable prospectus supplement or post-effective amendment will identify the selling stockholders and the numbers of shares to be sold. Selling stockholders may be deemed to be underwriters in connection with the shares they resell and any profits on the sales may be deemed to be underwriting discounts and commission under the Securities Act of 1933, as amended. Unless otherwise specified in the applicable prospectus supplement, we will not receive any proceeds from the sale of shares by selling stockholders.

USE OF PROCEEDS

The shares of Class A common stock covered by this prospectus will be sold or otherwise disposed of by the selling stockholders, and the selling stockholders will receive all of the proceeds from any offering covered by this prospectus. We will not receive any proceeds from any offering covered by this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of the shares of Class A common stock beneficially owned by them and offered hereby directly or through one or more underwriters, broker-dealers or agents, or a combination of any such methods of sale. If the Class A common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the New York Stock Exchange, on the over-the-counter market or otherwise, or in a combination of such methods of sale, at a fixed price or prices that may be changed, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of Class A common stock may be sold according to one or more of the following methods:

•

a block trade in which the broker or dealer so engaged will attempt to sell the shares of Class A common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; and

•	any other method permitted pursuant to applicable law.

At any time a particular offer of the shares of Class A common stock is made, a revised prospectus or prospectus supplement may be filed with the SEC, or a report filed pursuant to the Exchange Act and incorporated by reference into this prospectus (which Exchange Act report will be identified in a prospectus filed to the extent required by the Securities Act), to reflect the disclosure of required additional information with respect to the distribution of the shares of Class A common stock. If required, such prospectus supplement or post-effective amendment will be distributed. We may suspend the sale of shares by the selling stockholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the New York Stock Exchange, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Such brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of Class A common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of Class A common stock may also be deemed to be “underwriters,” and any profits on the sale of the shares of Class A common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If all the shares are not sold at the public offering price, the applicable underwriters may change the offering price and the other selling terms. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We will identify any underwriters or agents and describe their compensation in a prospectus supplement. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholders or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

Under the securities laws of some states, the shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Class A common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Agents and underwriters may be entitled under agreements entered into with us and the selling stockholders to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, us and the selling stockholders in the ordinary course of business. The specific terms of any lock-up provisions in respect of any given offerings will be described in the applicable prospectus supplement.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholders may transfer the shares by other means not described in this prospectus.

Certain entities that may act as underwriters and their respective affiliates may have, from time to time, performed, and may perform in the future, various financial advisory and investment banking services for us, the selling stockholders and affiliates, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The legality of the shares offered hereby will be passed upon for Nu Skin Enterprises, Inc. by Dorsey & Whitney LLP, Salt Lake City, Utah. Any underwriters will be advised about legal matters relating to any offering by such other counsel as may be identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

4,460,000 Shares of Class A common stock

Prospectus supplement

J.P. Morgan	Deutsche Bank Securities

Canaccord Genuity	Stifel Nicolaus

Avondale Partners		Sidoti & Company, LLC

Moelis & Company

June 3, 2010

You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. You should also read and consider the information in the documents we have referred you to under “Where You Can Find More Information” in the accompanying prospectus. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide information different from that contained in, incorporated or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus.

You should not assume that the information contained in this prospectus supplement and the accompanying prospectus to which it relates or the documents incorporated or deemed incorporated herein or therein is accurate as of any date other than the date of this prospectus supplement, the accompanying prospectus or such documents. Our business, financial condition, results of operations and prospects may have changed since the date of such information.